24-10036

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1
FORM 1-A @

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Heritage Development, Inc.
(Exact Name of Issuer as Specified in Its Charter)

Minnesota
(State or Other Jurisdiction of Incorporation or Organization)

422 East County Road D
Saint Paul, MN 55117
(651) 481-0017
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Issuer's Principal Executive Offices)

Michael W. Schley, Esq.
Larkin, Hoffman, Daly & Lindgren, Ltd.
7900 Xerxes Avenue South
1500 Wells Fargo Plaza
(952) 835-3800

Todd A. Taylor, Esq.
Taylor Law Group, P.C.
18600 37th Avenue North
Plymouth, MN 55446
(612) 325-5036
Fax (763) 201-7482

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

6552
(Primary Standard Industrial
Classification Code Number)

41-1860612
(IRS Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

1. Item 1. Significant Parties.

List the full names and business and residential addresses, as applicable, for the following persons:

a. The issuer's directors:

Name	Business Address	Residential Address
Jeffrey A. Gardner	422 East County Road D St. Paul, MN 55117	4300 Reiland Lane Shoreview, MN 55126
John (Edward John) Dobbs	422 East County Road D St. Paul, MN 55117	1559 Clippership Drive Woodbury, MN 55125

b. The issuer's officers:

Name	Business Address	Residential Address
Jeffrey A. Gardner, Chief Executive Officer	422 East County Road D St. Paul, MN 55117	4300 Reiland Lane Shoreview, MN 55126
John (Edward John) Dobbs, Vice President	422 East County Road D St. Paul, MN 55117	1559 Clippership Drive Woodbury, MN 55125
Mark J. Dixon, Chief Financial Officer	422 East County Road D St. Paul 55117	4937 Pine Lane Eagan, MN 55123

c. The issuer's general partners:

Not Applicable

d. Record owners of five percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Jeffrey A. Gardner	422 East County Road D St. Paul, MN 55117	4300 Reiland Lane Shoreview, MN 55126
John (Edward John) Dobbs	422 East County Road D St. Paul, MN 55117	1559 Clippership Drive Woodbury, MN 55125

e. Beneficial owners of five percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Jeffrey A. Gardner	422 East County Road D St. Paul, MN 55117	4300 Reiland Lane Shoreview, MN 55126
John (Edward John) Dobbs	422 East County Road D St. Paul, MN 55117	1559 Clippership Drive Woodbury, MN 55125

f. Promoters of the issuer:

Name	Business Address	Residential Address
Jeffrey A. Gardner	422 East County Road D St. Paul, MN 55117	4300 Reiland Lane Shoreview, MN 55126

g. Affiliates of the issuer:

Name	Business Address
Heritage Development of Minnesota, Inc.	422 East County Road D St. Paul, MN 55117
Heritage Development of Minnesota, LLC	422 East County Road D St. Paul, MN 55117
Heritage Development of Wisconsin, Inc.	422 East County Road D St. Paul, MN 55117
Heritage Development of Indiana, LLC	422 East County Road D St. Paul, MN 55117
Heritage Development of Kansas, Inc.	422 East County Road D St. Paul, MN 55117
Assured Financial, LLC	422 East County Road D St. Paul, MN 55117
Hennessey Financial, Inc.	414 East County Road D St. Paul, MN 55117
Heritage Management, LLC	422 East County Road D St. Paul, MN 55117
HD Aviation, LLC	422 East County Road D St. Paul, MN 55117
BDH Homes, Inc.	422 East County Road D St. Paul, MN 55117
Toothpick, LLC	422 East County Road D St. Paul, MN 55117
Carrousel Plaza Townhouses, LLC	422 East County Road D St. Paul, MN 55117
Lakeridge Townhouses, LLC	422 East County Road D St. Paul, MN 55117
Heritage Development of Florida, LLC	422 East County Road D St. Paul, MN 55117

h. Counsel to the issuer with respect to the proposed offering:

Name	Business Address
Michael W. Schley	Larkin, Hoffman, Daly & Lindgren, Ltd. 1500 Wells Fargo Plaza 7900 Xerxes Avenue South Bloomington, Minnesota 55431

Name	Business Address
Todd A. Taylor	Taylor Law Group, P.C. 18600 37th Avenue North Plymouth, Minnesota 55446

i. Each underwriter with respect to the proposed offering:

Not Applicable

j. The underwriter's directors:

Not Applicable

k. The underwriter's officers:

Not Applicable

l. The underwriter's general partners:

Not Applicable

m. Counsel to the underwriter:

Not Applicable

2. **Item 2. Application of Rule 262.**

Not Applicable

3. **Item 3. Affiliate Sales.**

Not Applicable

4. **Item 4. Jurisdictions in Which Securities Are to be Offered.**

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Minnesota – the Company's officers and directors will offer securities themselves pursuant to a registration statement filed with the Minnesota Department of Commerce.

5. **Item 5. Unregistered Securities Issued or Sold Within One Year.**

Not Applicable

6. **Item 6. Other Present or Proposed Offerings.**

Hennessey Financial, LLC, an affiliate of Heritage Development, Inc. by virtue of the common majority ownership of both companies by Jeffrey A. Gardner, is conducting a Rule 506 private placement of debentures in maximum principal amount of $30,000,000.

7. **Item 7. Marketing Arrangements.**

Not Applicable

8. **Item 8. Relationship With Issuer of Experts Named in Offering Statement.**

Not Applicable

9. **Item 9. Use of a Solicitation of Interest Document.**

Not Applicable.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

HERITAGE DEVELOPMENT, INC.
422 East County Road D
Saint Paul, Minnesota 55117
(651) 481-0017

Convertible Unsecured Redeemable Subordinated Fixed-Rate Debentures
Three Year Term – 11.0% Interest
Four Year Term – 11.5% Interest
Five Year Term – 12.0% Interest

Minimum $500,000 **Maximum $5,000,000**

Heritage Development, Inc. was incorporated in the state of Minnesota on December 19, 1996. Our principal business office is located at 422 East County Road D, Saint Paul, Minnesota 55117. Our telephone number is (651) 481-0017. We are a real estate developer primarily engaged in developing land which we then sell to builders for future residential properties. The proceeds of this offering will be used to provide us with additional capital to acquire and develop land in the regions that we currently operate, expand into new areas and/or repayment of existing higher interest debt and for general working capital purposes. The minimum purchase is $5,000 in principal amount of debentures.

The offering will commence on ____________, 2003 and will end at 5:00 p.m., Minneapolis, Minnesota time, on ____________, 2004. Premier Bank of Maplewood, Minnesota will hold all funds of subscribers in an interest bearing escrow account until the minimum offering amount, $500,000, is reached or the offering is terminated, whichever is first. After the minimum amount has been reached, funds will be deposited directly in our account. Funds will be returned promptly with interest from the escrow account if the offering is terminated without selling the minimum offering amount or if we reject your subscription. We reserved the right to accept or reject any subscriptions in whole or in part.

An investment in our debentures is speculative and involves a high degree of risk. There is no guarantee you will make money or even receive the return of your investment. See "Risk Factors" at page 8. Among the risk factors are the following:

The debentures are not secured and are subordinated to repayment of senior debt,

The debentures are not insured by the Federal Deposit Insurance Corporation or any other government or private agency,

Economic conditions may have a negative impact on our business,

There is no public market for the debentures or the shares of common stock which may be acquired upon conversion of the debentures and no market will ever develop,

The terms of the debentures and the price at which they may be converted into shares of common stock have been arbitrarily determined, and

Our officers, directors and affiliated companies may have conflicts of interest with us.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

Neither the Securities and Exchange Commission nor any state securities commission or regulator has approved or disapproved of these debentures or determined that this offering circular is truthful or complete. Anyone who tells you otherwise is committing a crime.

PUBLIC OFFERING PURSUANT TO REGULATION A

	Price to Public	Proceeds to Issuer [1]
Per Debenture	$5,000	$5,000
Total Minimum	$500,000	$500,000
Total Maximum	$5,000,000	$5,000,000

[1] Does not reflect approximately $80,000 in offering expenses.

THE DATE OF THIS OFFERING CIRCULAR IS ______, 2003.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this offering circular constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "continue" or the negative of these terms or other comparable terminology.

Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause our actual results to differ materially from estimates or projections contained in the forward-looking statements include:

- The state of the real estate development industry;
- Changes in the economy generally and interest rates specifically;
- Increases in government regulation, environmental restrictions and anti-development efforts;
- The condition of the real estate market generally and the residential market specifically;
- Our competitors' responses to our strategies;
- Our anticipated growth strategies;
- Anticipated trends in our business; and
- Our ability to control costs.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless so required by applicable law. Because of these risks, uncertainties and assumptions, the forward-looking events discussed in this offering circular might not occur.

We use market data and industry standards throughout this offering circular which we have obtained from internal surveys, market research, publicly-available information and industry publications. Industry publications generally state that the information they have provided has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the survey and market research we or others have performed is reliable, but we have not independently verified this information. We do not represent that any such information is accurate. None of the sources that we rely on for information about our industry has consented to the disclosure and use of their information in this offering circular.

SUMMARY

This summary includes an overview of the material terms of the offering which are discussed in detail in this offering circular. It does not contain all of the information that is necessary to make an informed investment decision. To fully understand the offering, you should read the entire offering circular carefully, including "Risk Factors," consolidated financial statements and the related form of debenture before you decide to purchase these debentures.

Overview

We are a residential real estate development company based in St. Paul, Minnesota. From 1988 to 1996, our executive officers owned and operated two previous businesses that conducted substantially the same business. Since 1996, we have acquired and developed land for residential communities in the Minneapolis-St. Paul and Milwaukee areas. In 1997, we opened a development office in Kansas City and in 1999, opened an office in Indianapolis. In the course of our predecessors' history and our own history, we have developed over 100 projects, many having two or more phases, ranging in size from 2 acres up to 200+ acres and have developed and successfully marketed over 5,000 residential lots.

We make money by selling our developed lots to homebuilders. Development of our typical project involves researching multiple potentially suitable development sites in growing communities. We identify what we believe to be the best sites based on location, price, environmental suitability and permissible density of lots. We negotiate an option to purchase the site and then negotiate with the appropriate governmental authorities to obtain the necessary permits and approvals for development. We arrange financing of the purchase price from the seller, local banks or private lenders and financing of the costs of development from local banks or private lenders. Until we have received preliminary governmental and environmental approvals, we usually do not actually purchase the land.

After we purchase the site and obtain the necessary permits and approvals, such as zoning, environmental, and utility hook-ups, we develop the lots for residential housing. Development involves utilizing third-party contractors to grade and finish lots, build streets and roadways and provide hook-ups to water, sewer and utilities such as electric, gas and cable.

We sell the developed lots to builders for construction of homes. In a few cases, we sell lots directly to homeowners. We develop many of our projects in phases (i.e. only a portion of the lots are developed at one time) due to the size of the site and the cost of developing the site. By developing large sites in phases, we can spread the costs of the development over several years.

Subsidiaries

We do not conduct any development activities ourselves, but rather conduct our operations through our subsidiaries (which, in turn, conduct most of their operations through project-specific subsidiaries). (We use "Heritage Development" to refer to ourselves. When we refer to any of our subsidiaries, we include their full name which includes the state in which they operate.) We currently have five subsidiaries operating in four metropolitan areas: Minneapolis-St. Paul, Milwaukee, Kansas City and Indianapolis. We believe our operations in different states provide us with some protection from the cyclical nature of the real estate economy. Each of our subsidiaries generally create an new subsidiary of its own to develop each project in order to limit losses related to any project to the amount of funds invested. In addition, conducting our operations through subsidiaries may help to eliminate or reduce our exposure to any legal or environmental liabilities incurred by our subsidiaries.

Our Development Focus

We are primarily a single-family (70% of our development projects in 2003) residential land developer. We also develop properties for townhouses (20%) and multi-family housing (10%). Sometimes our projects can be and are being laid out with a "planned unit design" approach including mixed densities of single-family, multi-family, apartments and commercial properties within a single development. These developments represented approximately 25% of our developments in 2002.

Existing Market Opportunities

Our goal is to grow the business of four of our operating subsidiaries. While Heritage Development of Minnesota, Inc. is still conducting operations, since February 2000, all development activity begun in the Minneapolis-St. Paul market is being conducted by Heritage Development of Minnesota, LLC and we intend to cease operations through Heritage Development of Minnesota, Inc. when its existing developments are completed. Elsewhere in this offering circular, when presenting information about our Minneapolis-St. Paul operations, we have generally presented information about these two subsidiaries on a combined basis. We believe our Minneapolis-St. Paul and Milwaukee subsidiaries are well positioned to take advantage of growth trends. We opened our offices in Kansas City and Indianapolis because we believe both markets are attractive due to their population growth and favorable demographics. Although their operations are not as well developed as our more established Minneapolis-St. Paul and Milwaukee operations, we believe that these markets will prosper in future years. We currently have the right to purchase numerous tracts of land in each of our existing markets that should allow us to launch many new projects in the coming years.

New Markets

We are looking to expand our real estate development business into new geographic locations. We continue to search for attractive development markets throughout the United States. It is likely that we will open new offices in new markets which we believe have significant potential and the availability of experienced personnel to manage our local operations. Our intention is that we will focus primarily on Midwest markets where between 8,000 and 15,000 new residential building permits are issued each year. Future expansion will also be geared toward growth patterns we have already identified in such places as Cincinnati, Ohio or Louisville, Kentucky (both of which are about 100 miles from our Indianapolis subsidiary) or a number of other similar areas. When looking for new markets, we seek markets that have government agencies and regulations that favor development. We also look for a large base of builders, a diverse and growing employer base and other favorable demographic trends. We believe that in order to expand into one of these new markets we must hire a local manager with local experience to run that office. We intend to avoid large markets located on either the east or west coasts dues to the high degree of competition and fluctuations in real estate prices and demand.

Affiliate Relationships

We have several affiliates with whom we conduct business. We conduct a substantial amount of business related to our development operations with three of our affiliates, however, the majority of our business is conducted with non-affiliated parties. These three are Heritage Management, LLC, a construction management company; Assured Financial, LLC, a construction and development lender for developers and builders; and Hennessey Financial, LLC, a subordinate real estate financing company for developers and builders. We also conduct a more limited amount of business related to our development operations with other affiliates and related to our acquisition of office space in 2001 and services from other of our affiliates. We believe that our relationships with our affiliates significantly strengthen our business. Two important factors in the success of our business are the ability to finance our development activities and our ability to sell our developed lots to builders and contractors, both of which we engage in with our affiliates.

While it is our intention to primarily engage in business with independent parties in order to increase our market penetration, we can and do engage in business with our affiliates if we believe it advisable. We believe that all of our contracts with our affiliates are at market rates and terms.

Competitors

We operate in a highly competitive environment. We compete with other real estate development companies and real estate brokers in purchasing, developing and selling our properties. Most real estate development companies are locally-based, but have a high degree of knowledge and experience within that local area. In addition, there are many other real estate developers that operate within geographic regions, similar to us. We compete against these companies in our markets much the same way we compete against local real estate developers.

Competitive factors in the market for purchasing land and selling developed lots include the ability to identify and economically acquire quality land, ability to economically and timely complete development activities, ability to market the developed properties to builders, and knowledge of the market.

Our headquarters are located at 422 East County Road D, Saint Paul, Minnesota 55117. Our telephone number is (651) 481-0017.

Summary of the Terms of the Offering

Securities Offered....................................	Convertible unsecured redeemable subordinated fixed-rate debentures.
Minimum Purchase	$5,000; subject to waiver; the minimum purchased of each maturity of debentures is $1,000, subject to waiver.
Suitability Requirements..........................	Investors need not meet any suitability requirements.
Maturity and Interest Rate	At the time of subscription, each investor selects one or more maturity terms and interest rates.

Term	Annual Interest Rate
3 years	11.0%
4 years	11.5%
5 years	12.0%

Terms of the Debenture ....

Interest Payments. Interest on debentures will accrue from the date of purchase. For debentures sold prior to sale of the minimum of $500,000 of debentures, the "date of purchase" is the date that subscriptions for such minimum amount are accepted. Interest will be payable monthly (on a pro rata basis in the first and last month of the term). After the debenture is issued, the interest rate applicable to a debenture will not be adjusted. See "*Description of Securities – The Debentures - Interest.*"

Conversion. The debentures are convertible at your option, upon 30 days notice, into our common stock at any time beginning the date one year after we accept your subscription for the debentures. The debentures will convert at a ratio of one share of common stock per $7.0262 of principal amount of your debentures. We have the right to redeem your debenture even after you have notified us of your intent to convert. See "*Description of Securities – The Debentures – Conversion.*"

Unsecured. The debentures are not secured by any of our assets. See "*Description of Securities – The Debentures – Unsecured.*"

Redemption at Our Election. The debentures are redeemable, solely at our option, in whole or in part, at any time prior to maturity or conversion on at least 10 days (but not more than 60 days) notice to you. If we redeem your debentures within the first year of your term, we will repay your principal plus a premium equal to five (5%) of the principal amount of the debentures, plus accrued interest to the redemption date. If we redeem your debentures at any time after the first year of your term we will repay your principal without premium, plus accrued interest to the redemption date. If you have tendered your election to convert your debentures into common stock, we have the right to redeem your debentures, in whole or in part, at the principal amount and payment of accrued interest to the redemption date. See "*Description of Debentures. -The Debentures – Redemption at our Election.*"

No Sinking Fund. We are not required to establish, and we do not intend to establish, any sinking fund or similar fund to help ensure repayment of the debentures. See "*Description of Securities – The Debentures – No Sinking Fund.*"

No Redemption at Your Election. You cannot require us to redeem the debentures. See "*Description of Securities – The Debentures – Redemption at your Election.*"

Subordination. The debentures are unsecured obligations and subordinated to all present and future senior indebtedness as defined in the debenture. The debentures have the same ranking and preferences as all of our other unsecured indebtedness unless such indebtedness is specifically subordinated to the debentures. The debentures do not restrict us from incurring any senior indebtedness. As of January 31, 2003, Heritage Development, Inc. and its subsidiaries had $36,966,350 of outstanding senior indebtedness. All of such debt is either owed by us or guaranteed by us. See "*Description of Securities* – The Debentures - *Subordination.*"

Transferability. The debentures are not transferable without our prior written consent, and then only upon notice to us and if such transfers comply with applicable securities law, except for intra-family transfers for estate planning purposes. See "*Description of Securities – The Debentures – Transfers.*"

Use of Proceeds. We intend to use the proceeds from the sale of the debentures to acquire and develop new land for our development activities and/or to repay some or all of our high interest loans with private lenders.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth certain selected historical financial information that has been derived from and should be read in conjunction with our Consolidated Financial Statements, including the Notes thereto, which are included elsewhere in this offering circular:

	Year Ended December 31 (audited)				
	1998	1999	2000	2001	2002
Consolidated Income Statement Data					
Total Revenues	$10,559,814	$18,672,480	$15,959,444	$26,278,353	$26,258,430
Cost of Revenues	8,401,439	14,949,816	11,833,841	21,017,712	21,830,160
Gross Margin	2,158,375	3,722,664	4,125,603	5,260,641	4,428,270
Holding Costs	900,263	1,491,018	971,619	951,056	1,010,948
General & Administrative Expenses	531,480	890,435	1,409,017	1,985,926	1,605,231
Net Income from Operations	726,632	1,341,211	1,744,967	2,323,659	1,812,091
Net Other Expense	129,312	89,114	364,298	430,165	488,351
Net Income Before Minority Interest	597,320	1,252,097	1,380,669	1,893,494	1,323,740
Minority Interest in Income of Subsidiary	0	0	0	0	17,667
Net Income	$597,320	$1,252,097	$1,380,669	$1,893,494	$1,306,073

	December 31 (audited)		
	2000	2001	2002
Consolidated Balance Sheet Data			
Assets			
Cash	$155,323	$244,783	$1,643,529
Restricted Cash	263,293	531,058	70,410
Land held for development	8,160,828	7.971,754	16,454,192
Development in process	15,882,254	17,691,086	11,548,978
Completed development	4,393,672	4,439,212	9,672,923
Related company receivables	1,130,988	149,415	769,969
Fixed assets, net	287,174	748,705	924,855
Notes receivable - stockholder	--	2,104,840	60,775
Notes receivable	594,185	57,437	5,072,712
Other assets	14,336	136,030	1,882
Total Assets	$30,882,053	$34,074,320	$46,220,225
Liabilities			
Accounts payable	$2,820,340	$2,486,954	$2,318,211
Accrued interest	817,485	793,798	1,562,737
Accrued real estate taxes	53,976	107,259	163,030
Special assessments payable	1,029,397	128,497	863,113
Related company payables	434,151	26,473	1,537
Est'd cost to complete lots sold	575,302	621,781	1,511,465
Notes payable	22,557,591	25,680,745	35,903,498
Debentures payable	--	--	--
Customer deposits	299,490	347,500	302,400
Other liabilities	48,904	49,947	71,998
Total liabilities	28,636,636	30,242,954	42,697,989
Minority Interest	--	--	40,311
Mandatory Redeemable Common Stock, 2,222,000 shares	2,245,417	3,831,366	3,481,925
Stockholders' Equity			
Common Stock	--	--	--
Paid-In Capital	--	--	--
Retained Earnings	--	--	--
Total Shareholders' Equity	--	--	--
Total Liabilities and Equity	$30,882,053	$34,074,320	$46,220,225

RISK FACTORS

Investing in our debentures involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this offering circular before making an investment decision regarding our debentures. The risks described below discuss all the material risks we believe we face at this time which could hurt our business, financial condition, results of operations and/or the value of our common stock. One or more of these risk factors could cause you to lose all or part of your investment. The sequence in which these risk factors are presented is not an indication of which of these factors we considered to be most important.

Risks Related to Debentures

The Debentures are not secured by any collateral that you could seize and sell if we fail to pay interest on the debentures or to repay the debentures.

The debentures are not secured by any of our assets or other collateral. The holders of debentures have the same rights as all of our other currently existing or future unsecured indebtedness. As of January 31, 2003, our consolidated indebtedness together with our subsidiaries was $36,966,350. In the event we fail to make interest payments when due on the debentures or if we fail to repay the debentures, you would not be able to seize any of our assets, including our land or developments, and sell those assets in order to recover your investment.

Repayment is subordinated to, and may be limited by, the terms of any senior indebtedness. We may be unable to make interest payments or repay the principal amount of the debentures on time or at all if we are prevented from doing so by the terms of our senior indebtedness.

The repayment of principal and interest on the debentures is subordinated to the repayment of principal and interest on any senior indebtedness. If we default on any secured or senior indebtedness or we liquidate our assets, all secured and senior indebtedness must be paid prior to any payment of principal or interest on the debentures and you cannot be assured that, in such an event, we will ever be able to repay the principal or pay the interest on the debentures. In addition, if we declare bankruptcy or liquidate our assets, we will have to repay the principal and accrued interest due, plus any penalties, pursuant to the terms of the senior indebtedness, before we can repay the principal and accrued interest on the debentures.

There is no sinking fund to ensure repayment of all or a portion of the debentures so if we are unable to make interest payments when due or to repay the principal amount of the debentures when due from other sources, you would lose all or a portion of your investment.

We have not established, are not required to establish, and do not intend to establish, any sinking fund or similar fund. A sinking fund is a fund into which the issuer of debentures pays a certain amount of the principal of the debentures each year over the term of the debenture. Such a sinking fund would be used to pay (or even prepay) all or a portion of the principal amount of the debentures at the expiration of their terms. We intend to repay the principal amount of the debentures at maturity using our cash flow from operations or the proceeds from the sale of additional debentures or other securities, if we are able to sell such securities. If we are unable to repay the principal amount of the debentures when due from cash flows from our operations or from other sources of cash, including sales of additional debentures or other securities, you will have to declare the debenture in default and exercise your rights to collect the amounts due under your debenture. A sinking fund would be an additional possible source of repayment or partial repayment which would be unavailable to you.

Because there is no indenture agreement, no third-party will act to protect your interest and rights under the debentures. If we fail to make a payment when due or otherwise breach a term of the debentures, you will be individually responsible for noticing the problem and taking any action necessary to protect your rights and will likely be less able to enforce such rights.

We have not entered into an indenture or trust agreement with any bank or other company that might otherwise act to protect your rights pursuant to the debentures. You will be personally responsible for monitoring our compliance with the terms of the debentures and taking appropriate action if we are in default under the terms of the debentures. Monitoring our compliance, and if necessary, enforcing your rights if we default, will not be easy and you may have to exercise considerable care, including reviewing our financial statements and talking to our management about our financial condition and operations, to safeguard your interests. Typically, an indenture agent or trustee would be granted the right to obtain periodic and other reports, and would have rights to inspect our books and records, beyond those rights granted to investors such as you. Such indenture agent or trustee would be charged with enforcing your rights, in part based upon such information and such inspection rights. Although we intend to comply with the terms of the debentures offered hereby, the absence of an indenture agent or trustee, the absence of any obligation to furnish such reports and inspection rights, and your limited resources to review such reports and information will likely limit your ability to enforce such rights. If you fail to notice a default or to properly exercise your rights after a default, you may lose any rights you have under the debentures and therefore be unable to recover any portion of your investment.

The debentures do not contain many of the covenants traditionally found in debentures that might otherwise protect your interests. Among other things, if our financial condition worsens or if we choose to a enter into a material transaction with which you might disagree with, you will have little or no rights to require us to limit our operations or prevent such transactions.

The debentures do not include many covenants often contained in debentures, including collateral or security requirements, limits on senior debt, limits on dividends or other distributions to shareholders, sinking fund requirements, ratios related to assets or revenues, or requirements for audits. The covenants that do exist in the debentures are not designed to protect you if there is a material change in our financial condition or results of operations which would, or would reasonably be expected to, limit our ability to pay the interest or principal when due. The existing covenants do not place any restriction on our ability, among other things, to create or incur secured or senior indebtedness. The debentures do not contain covenants specifically designed to protect you if we engage in a highly leveraged transaction. In the event we decide to enter into any transaction described above, the lack of covenants in the debentures that would otherwise prevent us from doing so means that you will not be able to stop us from doing so.

We may redeem the debentures at our option and if we do so, you may lose any future interest payments you would otherwise be entitled to receive pursuant to the terms of the debentures and may not be able to reinvest the principal from redemption on comparable terms.

We may, in our sole discretion, redeem all or any portion of the outstanding debentures at any time or from time to time prior to maturity or conversion on at least 10 days (but not more than 60 days) notice to each holder of debentures to be redeemed. Even if you have tendered the debentures to us for conversion into common stock, we may, in our sole discretion, redeem all or any portion of the debentures tendered instead of issuing common stock to you. We do not have any right to redeem any common stock issued to you upon conversion of the debentures (although we may redeem the debentures at the time you tender them for conversion). If we redeem your debentures within the first year of your term, we will repay your principal plus a premium equal to five (5%) of the principal amount of the debentures, plus accrued interest to the redemption date. If we redeem your debentures at any time after the first year of your term we will repay your principal, without premium, plus accrued interest to the redemption date. We are most likely to redeem the debentures if we are able to obtain funds at interest rates which are lower than the debentures or on terms better than the debentures. If we choose to redeem debentures because interest rates are low or because we are able to obtain better terms, the existence of market conditions allowing us to do so would also likely reduce your ability to find a new investment on terms similar to, or as favorable as, the debentures. If we redeem your debentures, you will lose any right to future interest payments under the debentures and you may not be able to reinvest your principal at an interest rate that is equal to or higher than the interest rates of the debentures. If less than all the debentures are to be redeemed, the particular debentures to be redeemed will be selected by us by any method as we select. The determination of whether your debenture is to be redeemed may not be in your best interests.

You do not have the right to require us to buy back your debentures or the shares of common stock issuable upon conversion of the debentures so that if you have a need or desire to get your money back from your investment, you cannot force us to do so.

The debentures do not contain provisions that require us to repurchase or redeem the debentures at your request or upon the occurrence or non-occurrence of any events. While we have the right to redeem your debenture at our option, you cannot rely on our willingness to do so if you request.

The debentures also do not contain provisions that would require us to repurchase any shares of common stock that may be issued upon conversion of the debentures. Once you have converted your debenture into shares of our common stock, you must bear the economic risk of common stock ownership.

The debentures are not insured deposit accounts, and you will not enjoy any benefits or protections provided by the Federal Deposit Insurance Corporation or any other Federal or State governmental or any private agency. In the event we cannot repay the debentures, you will not be able to rely on any governmental or private agency to repay all or a portion of your investment.

Neither the Federal Deposit Insurance Corporation nor any other governmental or private agency insures the debentures offered by us. You will be dependent solely upon our ability to repay the debentures. The debentures are not guaranteed by our principals, and our principals are under no obligation to make payments on the debentures. If we default on making any payments on the debentures, you will not be able to seek repayment from any government or private agency or from our principals but will be able to seek repayment solely from our assets after senior debtors are repaid and, therefore, you may not be able to recover any portion of your investment.

If you convert your debentures into shares of our common stock, you will lose significant rights provided by the debenture agreement. Our shareholders have no rights to dividend payments, repayment of principal and are last in priority for any payments upon liquidation, winding up or bankruptcy.

If and when you convert your debenture into common stock, you will give up your rights under the debenture to payments of interest, repayment upon maturity, and will no longer have rights senior to our common stock for any payments upon our liquidation, winding up, or bankruptcy. The loss of such rights would increase your risk of loss if we become unable to make principal and interest payments when due or if we become unable to continue profitable operations.

Because we are a S corporation, if you convert your debenture into shares of our common stock, you will be required to report and pay state and federal taxes on your allocable portion of our net income, regardless of whether we make any distributions to you.

As an "S corporation," we are not required to pay any taxes on our net income. Our shareholders are required to pay state and federal taxes on their allocable portion of our net income. This is true even if we do not make any distribution of net income to you. We currently make cash distributions to our two shareholders in order to allow them to pay the portion of their income taxes related to our net income. We are under no obligation to do so and may decide not to make such distributions in the future. Therefore, if you convert your debenture into shares of our common stock, you may be required to pay taxes related to our business without receiving any money from us. In addition, the deductibility of any losses we incur, which will "pass through" to you and which could be used to offset your other taxable income, may be limited depending on your circumstances.

If you convert your debenture into shares of our common stock but we are, or upon your conversion become, no longer qualified as a S corporation, we would be subject to taxation as a corporation. Any distribution by us to you would also be taxable to you.

As an S corporation, we are subject to limitations on the number of shareholders we may have, the types of stock we can have outstanding, and certain characteristics of our shareholders. Each time debentures are converted into common stock, we are at risk that the new shareholder will not qualify as an S corporation shareholder or will cause our number of shareholders to exceed the permitted level. If we fail to meet these requirements, we would lose our status as an S corporation. Upon becoming a non-S corporation, we would be required to pay state and federal taxes on our net income. Although our shareholders would no longer be required to pay taxes on their portion of our corporate income, distributions to you would become taxable to you. This tax would be in addition to the tax on our income as a corporation. The imposition of taxes upon both us as a corporation and upon you as our shareholder would reduce our ability to distribute our funds to you or to use our income for operations.

There are significant transfer restrictions on the debentures, and no trading market for the debentures or the common stock. Therefore, if you wish to sell your debenture, or any shares of common stock acquired upon conversion, you would likely not be able to do so under existing laws. Even if you would be legally able to make such sale, there is not, and will not be, any trading market for the debentures or the shares of common stock and, as a result, your ability to find a buyer would be severely limited.

The terms of the debentures prohibit transfers except for intra-family transfers for estate planning purposes and no other transfers of the debentures are permitted without written notice to us and with our written consent. The debentures and the shares of common stock issuable upon conversion of the debentures will not be listed on any securities exchange or authorized for quotation on any market. There is no public market for the debentures or the common stock and no public market will ever develop. It is unlikely that you will ever be able to sell the debentures or the shares of common stock issuable upon conversion of the debentures. Therefore, even if you have a need to sell the debentures or the common stock, you may not be able to do so and, accordingly, you may not be able to realize your investment or any portion thereof.

Risks Related to Offering

This offering is being conducted on a "$500,000 minimum – $5,000,000 maximum" basis. If we do not raise the entire maximum offering amount, we may not be able to increase our rate of expansion as anticipated or reduce or repay our existing debt in order to reduce our cost of capital even if we believed doing so would be appropriate.

The offering is being conducted on a "$500,000 minimum -- $5,000,000 maximum" basis. The minimum dollar amount of debentures is required to be sold before any funds may be received or used by us. There is no minimum dollar amount of any of the various debentures that must be purchased before we can receive any funds; the only limitation is on the aggregate amount of the funds which must be received. Actual proceeds realized from the offering may be significantly less than the possible maximum net proceeds. Although we are not relying on any proceeds from this offering to conduct or expand our business, we may rely upon the proceeds of this offering to increase the rate of our expansion or to reduce our cost of capital by repaying higher interest rate obligations. If we sell only the minimum amount of debentures offered hereby, we will only be able to undertake small increases in our rate of expansion or pay off small amounts of higher interest rate obligations.

The proceeds from this offering will be deposited into an escrow account until we have received investments equal to the minimum offering amount of $500,000 and if we do not receive the minimum offering amount of $500,000, we will return your investment.

The escrow account will earn interest and, if your money is to be returned because we did not raise the minimum offering amount, you will be paid your pro rata portion of that interest. However, any interest you might be paid will be significantly less than the interest the debentures would have paid and may be lower than the interest or return on your investment you might otherwise have be able to obtain. There is no minimum offering amount with respect to each of the three maturity dates of our debentures. The only minimum offering amount is an aggregate of $500,000, including sales from all three maturity dates of debentures. You will not have access to your investment or the right to cancel your investment once you have delivered your subscription agreement and check to our escrow agent.

We are involved in business transactions with companies under common ownership. Because of this, our management may chose to favor such other companies over our interests in transactions between us and these other companies.

Our business includes numerous transactions with entities majority-owned by one or more members of our management. The most significant transactions are:

- Heritage Management and BDH Homes are builders of owner occupied multi-family homes and townhouses which has purchased developed lots from us. In addition, Heritage Management occasionally provides owner representative consulting services to us.
- Assured Financial and Hennessey Financial have provided financing to our subsidiaries for acquiring and developing properties.
- Toothpick, LLC leased office space to us until we purchased our office building from Toothpick; and
- HD Aviation Services provides transportation services to us.

On a less frequent or single project basis, we have engaged in transactions with other entities owned by our affiliates.

Although it is our intention and belief that all transactions with our affiliates will be, and have been, at prices and on terms consistent with prevailing market conditions, if they are not, we would likely receive lower prices or less acceptable terms than available in the market generally.

Changes in the real estate market could hurt our ability to purchase or sell properties, including properties we hold in inventory, at a profit which, in turn, could limit our ability to repay the debentures.

We derive our revenues principally from the development and sale of newly-developed residential properties. Factors beyond our control that affect our cost of development include changes in:

- costs of construction material and labor,
- costs of land, and
- costs of complying with governmental and environmental regulations

In addition to causing an increase in our cost to develop properties, changes in costs of materials, labor, land and compliance could reduce our ability to sell our properties, both under development and already developed, at a profit, in the normal course of business or otherwise, due to these increased costs. Factors beyond our control that affect the price at which we can sell our developed properties include changes in:

- consumer income,
- consumer confidence, and
- the availability and terms of financing to home builders and owners

Reduced consumer income, lower confidence and less favorable financing terms would likely cause prospective purchasers of our properties to defer or terminate such purchases, thereby reducing our revenues and cash flows. These changes would require us to reduce the prices of our properties, thereby reducing our ability to sell our properties at a profit in the normal course of business, or otherwise.

If interest rates rise significantly, we may find it difficult to purchase land on favorable terms and prospective buyers of our developments would likely find it more difficult to purchase our developments.

Our business is dependent upon the availability of financing (to us, to builders, and to prospective homeowners) with favorable interest rates and terms. Our projects have a lengthy development cycle, often in excess of 18 months and during that time, interest rates can vary significantly. If interest rates were to significantly increase, we would find it difficult or even impossible to purchase land at prices that would enable us to develop lots at prices that would make it economically feasible and desirable for us to do so. If we become unable to obtain loans at reasonable rates, our business would be harmed.

Current low interest rates have resulted in a market that is favorable to new developments and building. Because of this, we have experienced high levels of sales and cash flows from our developments. During times of high interest rates, our sales and revenues tend to decline as homebuyers are less willing to purchase a new home, especially a higher priced home. As a result of a decrease in home buying, builders tend to be less active in seeking new developments in which to purchase lots. Because we sell primarily to builders, any decrease by them in their purchase of lots in our developments would harm our business.

A lengthy or severe winter would delay or reduce our ability to develop and sell properties and this would likely delay or reduce our cash flows from the sale of developed lots. If this happens, it may make it difficult for us to make quarterly interest payments on the debentures.

The real estate development business, particularly in northern states that experience a significant winter, such as Minnesota and Wisconsin (where a substantial amount of our operations are conducted), is subject to the effects of winter. Spring weight restrictions on many roads, as well as frost and heavy snow, hamper the ability of heavy machinery (which is necessary for development) to move from location to location. Shorter daylight hours reduce the length of the workday during the winter. A long and/or particularly severe winter could significantly delay progress on our existing developments and could limit our ability to commence new developments. These delays and limitations would, in turn, likely reduce our cash flows, particularly during the spring, when we would otherwise complete and sell many of our newly-developed lots. A development season shortened by weather conditions would also likely reduce the number of lots we could develop, which would not only delay, but would reduce, our developments.

If homeowners become less willing to build homes in developments such as ours, which are located outside of traditional city boundaries, we may be unable to sell developed lots at acceptable prices (including both lots already under

development and to be developed), resulting in lower revenues and cash flows that would make it difficult or impossible for us to pay the quarterly interest due on the debentures or even to repay the debentures at the end of their term.

Our historic growth has been largely based on the willingness and ability of homeowners to purchase houses outside of traditional city boundaries. These homeowners have been willing and able to bear the increased expenses incurred due to longer commute distances and greater wear on their vehicles and willing to locate further away from cultural, sporting and travel concentrations usually located within city boundaries. Because of these trends, the need to develop residential properties in an ever-increasing area outside of traditional city boundaries has grown at a very high rate in the past decade. In the event that these trends in the willingness or ability of homeowners to live further outside traditional city boundaries would reverse or cease, there may not be sufficient number of home buyers willing to purchase houses located in our developments. If this were to occur, our ability to sell lots already developed and to develop and sell future lots would be reduced. This reduction in turn, would likely limit our ability to make interest and principal payments on the debentures.

We operate exclusively in the mid-western region of the United States and any economic or other conditions that negatively affect this region will harm our business.

Although the economy of each of the metropolitan areas in which we operate is subject to factors independent of the others, they all are in Midwestern states and generally subject to similar factors such as concentration of particular industries, particularly agriculture related, the availability of economical movement of supplies and products over relatively longer distances than other markets, and availability of labor at acceptable cost. Because we have not diversified our operations beyond these areas, our operations would be harmed if the economy in this region were to falter or enter a recession or if the labor market were to experience significant increases in wages, benefits or significant decreases in the unemployment rate.

We intend to enter new markets. If we are unable to successfully do so, the monetary and other costs involved in such attempts will be lost, our ability to grow will be limited and our business will remain concentrated in a few metropolitan areas in a single region.

We believe that we need to expand into new markets in order to grow. Entry into each new market requires significant expenditures of resources, including management time in identifying and assessing potential new markets, including markets which we chose not to enter. We must hire new staff in the new market, including persons familiar with local zoning and regulatory issues, governmental procedures, homebuyer preferences and demographic and population growth trends. We also must market our business to local builders, lenders and other real estate professionals, and obtain financing in each new market. If we are not able to successfully expand into a targeted market, we will have diverted significant staff time, financing, and other resources with no resulting benefit. Even if we are able to establish operations in a new market, in order to successfully compete against local developers, we will need to obtain needed governmental approvals on a timely and cost effective manner, find builders or other buyers for our lots and obtain services from suppliers in a timely and cost effective manner. If we are unsuccessful as to any one or more of these aspects, our ability to operate profitably in such markets, or even recover our investment related to entry into such market would be lost. Further, the diversion of management concentration away from our existing markets and the financial costs related to such an attempt would harm our business.

We rely on banks and other financing sources to loan us the money we need to purchase and develop land. If they become unwilling to lend to us on acceptable terms, or reduce the amount or increase the cost of funds they are willing to lend, we will become unable or less able to purchase land for development and would be forced to cease or significantly limit our operations.

We finance the acquisition of the land for our developments and the costs associated with the construction of developments by borrowing from banks and other financing sources, such as specialty real estate lenders as well as private individuals. Our practice has been that Heritage Development, Inc. does not incur this debt. Instead, each project-specific subsidiary undertaking a project (we generally form a separate subsidiary for each project) obtains financing. If a subsidiary is unable to obtain financing on favorable or acceptable terms for a development, we may not be able to develop the property at our anticipated cost or we may not be able to develop it at all. If this inability were to occur other than on a limited number of isolated projects, our ability to conduct our operations would be seriously harmed and we would have to significantly curtail our operations in one or more markets or cease operations in these markets entirely.

We are often required to guarantee loans by our subsidiaries. If our subsidiaries cannot pay their debt when due, we may be required to do so. If this happens, we may not have sufficient cash flow from our operations to repay those debts or to pay the quarterly interest on the debentures or the principal amount of the debentures when due. Even if we are able to pay such debts, any funds used in making such payments will not be available to fund our operations.

Within the past year, we have been required to guarantee the land purchase and construction loans of our subsidiaries. As of January 31, 2003, our subsidiaries and we have loans outstanding of about $36,966,350. If any of our subsidiaries is unable to make its payments of interest or principal on a loan we have guaranteed, we will be liable to the lender for repayment on the loan. While we would likely attempt to complete and sell the subject development in order to repay the loans, we may be unable to do so for an amount equal to or greater than the amount of the loan or sell the property at all. If we were required to repay the loans of our subsidiaries pursuant to our guarantees, our cash flows could be seriously harmed, and this could result in our inability to pay monthly interest payments on the debentures, or even repay the principal when due.

If our lenders require guarantees by us of our subsidiaries' debts, and our financial condition is no longer satisfactory to support such guarantees, our ability to borrow funds would be reduced and, accordingly, our ability to conduct business would be harmed.

Because our lenders often require us to guarantee loans by our subsidiaries, our financial condition is an important factor in our subsidiaries' ability to borrow funds. If our lenders become unwilling to accept guarantees by us of our subsidiaries' loans based on our financial condition or otherwise, we would have to find other lenders or sources of cash for our development activities, and we cannot be assured that we would be able to do so on terms acceptable to us or at all. If we are unable to obtain development loans, our business would be seriously hurt.

We have received land purchase and development loans from two of our affiliated companies. If our affiliated companies stop lending us money, we may not be able to replace their loans and if this occurs, we may have to slow the pace of our expansion.

We have obtained land purchase and development loans from two of our affiliated companies, Assured Financial, LLC and Hennessey Financial, Inc. These loans have not accounted for a significant portion of our loans and we do not anticipate that they will in the future, but if our affiliates were unable or unwilling to provide financing for our developments, we would be required to find alternative financing, of which there can be no assurance.

We have obtained, and intend to continue to obtain, significant loans for our land purchase and development costs from private investors. If these investors become unwilling or unable to make loans to us, we may have to slow the pace of our operations.

In addition to banks and other financing sources, such as specialty real estate lenders, who customarily only lend up to 65% of the value of a piece of property or development, we historically have financed the remainder of the costs of land acquisition and development costs for each project by short-term (9-18 month) loans from private investors (generally individuals with significant net worth.) These short term loans generally have been at higher interest rates than loans from banks and other commercial lenders. While we intend to use a portion of the proceeds of this offering to pay off these private loans and lessen our reliance on such loans in the future, we may choose to continue obtaining financing from these private investors. The portion of the proceeds of this offering which we choose not to use to increase our development activities may not be adequate to entirely replace our funding needs from these private lenders. If we are unable to obtain financing from these private individuals or other sources at terms acceptable to us or at all, we may be forced to slow our operations.

Each of our properties under development is typically subject to mortgages that would allow our lenders to repossess such property if we do not make payments when due. If a property is repossessed and sold by a lender, we will have lost our investment in the property to that point and our credit rating will suffer, making it more difficult for us to borrow money in the future.

When our subsidiaries finance development projects by borrowing money from banks, specialty real estate lenders and private investors, these lenders require our subsidiaries to grant them one or more mortgages in each property so that if our subsidiaries default in making interest or principal payments, such lenders may repossess and sell the property to repay their loan. Sales in a foreclosure are generally at lower prices than sales made in the ordinary course of business. If we are unable to make the payments on these loans when due, we may lose our investment in the development project and both our financial condition and our reputation will suffer.

Although Jeffrey Gardner and John Dobbs have typically guaranteed our land purchase and development loans, they may not be able or willing to do so in the future. If their guarantees become unavailable, we may not be able to borrow money for our development activities and we could be forced to curtail or cease operations.

Jeffrey Gardner, and to a lesser extent, John Dobbs, have personally guaranteed the financing of our land purchase and development activities through our subsidiaries. Neither of them is contractually or otherwise required to furnish such guarantees. If Jeffrey Gardner or John Dobbs becomes unable or unwilling to guarantee new land purchase or development loans for our subsidiaries or if our lenders become unwilling to accept their guarantees, our subsidiaries may not be able to obtain the financing they need to purchase and develop land. Our subsidiaries would be required to find new sources of cash for their actives and we cannot assure you that they would be successful in doing so on similar terms or at all.

We operate on a leveraged basis with high debt-to-equity ratios.

Because we do not finance our land purchase and development activities through our own capital, but rather from the proceeds of loans from banks or other specialty real estate lenders, we operate on a highly leveraged basis. Until we sell our lots, we are at risk for the entire amount of loans incurred, plus our own equity investment. Our costs are subordinated to the repayment of the first and second position lenders from the sale of lots. Because of this leverage, any loss related to a development would likely result in a higher loss of funds invested than would a similar loss of a less highly-leveraged development project.

Property development is subject to multiple layers of governmental regulations and controls. We must comply with these regulations and controls, which are constantly changing, in order to develop a property. If we cannot develop a property because of these regulations and controls, we will lose our investment of time and money in identifying and starting development on the property. Even if we are able to develop a property, the cost of complying with such regulations and controls can significantly reduce our ability to make a profit.

The projects we develop and propose to develop are subject to federal, state, multi-county authorities (such as the Metropolitan Council in Minnesota), utility districts affecting multiple counties, county and local regulations. These authorities administer statutes and rules regulating zoning, environmental and developmental matters, wetland preservation, building size, design and density requirements. These rules vary from place to place and there are multiple layers of regulations, such as state, county and local regulations, affecting each development.

The authorities that administer these regulations are often subject to frequent turnover in staff and administrators, which can lead to variations in the application of their rules and policies. In addition, the regulations of one jurisdiction may conflict with the regulations of another jurisdiction. The attitudes of such authorities toward development can change quickly which may make development more difficult and/or costly.

These requirements can limit the number of home sites within a development and can delay or even prevent the development of a particular site. Restrictions on the number of home sites within a development could reduce or even eliminate our ability to sell enough lots to make a profit on a development. If this were to occur, we would likely abandon the development. In this case, we would have lost our money spent on exploration, testing and seeking preliminary approvals and in some cases, our earnest money on the land.

We must obtain numerous government approvals, licenses, permits and agreements before we can begin development. In addition, the continued effectiveness of permits already granted is often subject to factors such as changes in policies, rules and regulations and the issuing agencies' interpretation and application of their rules and to our timeliness. While we attempt to conduct our development activities in localities we consider to be pro-development, we cannot be assured that our assessment will be correct or that the political climate will not change. Future changes in these requirements, as a result of changes in voter sentiment and elected officials and as a result of changes in accepted practices related to development and/or future technical, archeological or other concerns, may prevent, delay or make more costly our efforts to develop properties we have acquired for development or are then developing. These regulations affect construction activities and may result in delays or cause us to incur substantial compliance costs or to cancel the development all together.

If we cannot identify and acquire properties at acceptable prices and terms, we will not be profitable and may not be able to repay the debentures.

Our success is and will be dependent on our ability to identify and acquire, at acceptable prices and terms, properties that are suitable for residential development. Properties must offer attractive physical qualities, such as topography suitable to the construction of roads and other infrastructure and building of houses. Our practice has been, and we intend that it will continue to be, to develop properties which have good access to a mid-sized metropolitan area (approximately 8,000 to 15,000 residential construction permits issued per year). Our inability to acquire such properties would limit our business.

If we continue to grow our business, we will likely, in the future, need additional funding that is not related to specific developments. If we are unable to obtain such funding on acceptable terms, we will be less able to expand to other markets.

While we do not currently require any additional funding, including the proceeds from the debentures offered hereby, to continue our operations as planned, our ability to expand our operations in our current markets and into new markets would be harmed if we are unable to obtain significant capital from sources other than our operations and bank and similar loans used to finance the acquisition and development of our properties. Such sources include the debentures offered hereby and other investments by private individuals. If we are unable to obtain such funding, when needed, on acceptable terms, our ability to expand our markets will be harmed.

Our profitability depends, in large part, on our ability to compete with other developers. If we are not successful in such competition, we may not be able to generate revenue to repay the debentures when due.

We operate in a highly competitive environment. Although the determination of which factors are most significant varies by the geographic markets in which we operate, we compete with other developers and real estate brokers in identifying, acquiring, developing and selling properties. Some of our competitors have substantially greater financial and other resources than us. If we are not able to compete successfully, we will not be able to buy or sell quality properties at appropriate prices and may not be able to generate revenue and cash flows to repay the debentures.

If there are more terrorist attacks in the United States and the economy suffers as a result, demand for developed properties such as ours will likely decrease, making it more difficult to sell our properties and generate revenues to repay the debentures.

The September 2001 terrorist attacks in the United States and the recent Gulf War caused major instability in the United States financial markets. If there are additional acts of terrorism in the United States or against interests of the United States located elsewhere, or further related conflicts, the US financial markets or economic condition may further decline . These and any future events would likely cause disruption in our business including reductions in demand for our land developments. Events such as these could harm our revenues, cash flows and ability to make principal and interest payments on our debentures when due.

We depend upon our key employees and if we lose the services of one or more of these employees, we may not be able to buy or sell properties effectively, resulting in lower revenues and cash flows and a possible inability to repay the debentures.

Our success depends and will depend upon the efforts of our management and other key personnel, including, without limitation, Jeffrey Gardner, John Dobbs and Mark Dixon. We maintain key person life insurance on Jeffrey Gardner in the amount of $7 million. There is no assurance that we will be able to successfully maintain it. We also cannot guarantee that the amount of this coverage will be sufficient for our needs or its cost will be acceptable. We do not intend to obtain key person life insurance on John Dobbs or Mark Dixon. Pursuant to the terms of a stock restriction agreement executed by both Jeffrey Gardner and John Dobbs, if either one were to die, become disabled or were terminated, we would have an option to repurchase their shares of our common stock. If we exercise our right to repurchase their stock upon their debt, we would likely use a significant portion of the proceeds of such insurance proceeds which would then not be available to us for other uses. Further, none of our employees are subject to employment or confidentiality agreements, although both Jeffrey Gardner and John Dobbs are subject to limited non-compete agreements. The loss of the services of any one or more of these individuals would harm our ability to conduct our business and our ability to repay the debentures.

We are subject to possible environmental liabilities relating to our developments. If a property we developed were to be subject to such claims, we could incur significant fines and/or clean-up costs. Additionally, our ability to timely develop such site would likely be delayed. Such costs and such delays would likely make it more difficult for us to repay the debentures when due.

Under various federal, state, and local environmental laws, ordinances, and regulations, we may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at properties we currently own, have previously owned or may acquire in the future, and/or may be liable to a governmental entity or to third parties for property damage and/or for investigation and cleanup costs incurred by such parties in connection with such contamination. Such laws typically impose cleanup responsibility and liability without regard to whether the owner knows of or caused the presence of the contaminants. The liability under such laws has been interpreted to be joint and several among potentially responsible parties unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of hazardous or toxic substances may be very substantial, and the presence of such substances, or the failure to properly remediate the property, could significantly reduce our ability to sell such a property or to borrow using such property as collateral.

Some environmental laws can create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with clean-up of contamination. As the owner of a site, we may be subject to common law claims by third parties based on damages resulting from environmental contamination at a site. While we take steps to inspect the land we intend to purchase for environmental problems and we condition our acquisitions on satisfactory environmental assessments, if we fail to detect an environmental problem until after we have closed on the purchase of that land, we may be required to pay for the clean-up and removal of any hazardous or toxic waste on the property.

Our management has discretion in the use of proceeds.

We intend to use the proceeds of this offering of debentures to expand our real estate development activities, reduce our borrowings from private investors other than banks and specialty real estate lenders and, to a lesser extent, provide working capital. We have not set any specific amount of the proceeds of this offering aside for any of the above purposes, but rather, we will make such decisions based on our determination as to the best course of action at the time. Accordingly, our management will ultimately have broad discretion to allocate the net proceeds of this offering and to determine the timing and appropriateness of various expenditures.

Even if all of the debentures are converted into shares of our common stock, our management will still own a majority of our voting common stock and will be able to control the company without the approval of the debenture holders.

Our management currently owns 100% of our outstanding shares of common stock. Even if all the Debentures are sold and converted, our management would own 76% of our outstanding shares of common stock and the holders of the Debentures offered hereby would own only 24% of the outstanding shares of common stock. The debenture holders would not be able to exercise any control over our affairs.

USE OF PROCEEDS

Net proceeds to us from the offering will be between approximately $420,000 upon the sale of the minimum and $4,920,000 upon the sale of the maximum principal amount of the Debentures after deducting expenses of the offering, estimated to be $80,000. See "Plan of Distribution." The following table sets forth our current intentions regarding use of the net proceeds from the offering:

Application of Net Proceeds	Assuming Sale of Minimum	Assuming Sale of Maximum
Land development activities and/or repayment of current debt	$350,000	$4,850,000
Working capital	$ 70,000	$ 70,000
Total net proceeds	$420,000	$4,920,000

We have not determined how rapidly we intend to use the net proceeds nor determined the specific allocation of the proceeds between land development and repayment of current debt. We will make these choices based upon our assessment of the real estate and financial markets as they exist from time to time. If we believe real estate prices are lower than we expect they will become, we will likely allocate a higher portion of these proceeds to acquiring land and developing projects. Conversely, if we believe real estate prices are higher than we expect, we will likely allocate a higher portion of these proceeds to repaying existing debt.

Land Development

We may use a portion of the proceeds from the sale of these debentures for our development activities. These developments will be similar to our current development activities, including expansion into new markets. During the year ended December 31, 2002, our development activity was divided among our subsidiaries as follows:

Subsidiary	Percentage of Sales Year Ended December 31, 2002	Percentage of Sales Year Ended December 31, 2001	Change from Year Ended December 31, 2001 to December 31, 2002
Heritage Development of Minnesota, Inc. and Heritage Development of Minnesota, LLC	43%	64%	-21%
Heritage Development of Wisconsin, Inc................	35%	29%	+6%
Heritage Development of Kansas, Inc.....................	16%	5%	+11%
Heritage Development of Indiana, LLC	6%	2%	+4%

We have not committed any particular portion of the proceeds from this offering for any particular existing or new market. The amount we will use related to new markets will depend upon how many and which markets we may attempt to enter in the future. The amount of proceeds to be used in each market will depend upon our assessment of a number of factors regarding each market, such as the growth or decline of home-building activity in each market as measured by building permits, differences in interest rates (both development-related and mortgage) between the markets, unemployment levels in each market, governmental and regulatory considerations, and the availability of reasonably priced land.

Assuming that our assessment of such factors remains essentially the same as our assessment has been, we anticipate that any proceeds used for land development will continue to be allocated among our existing markets in roughly the same proportions as shown in the table above. The amount of proceeds, if any, to be used in our efforts to enter any new markets will depend upon how quickly we identify, evaluate and choose to enter such markets, upon our ability to quickly and effectively enter such markets, and upon our assessment of the same factors that we use to evaluate our existing markets.

Proceeds that we use in our land development efforts will be used to purchase additional tracts of land for development or to pay for the costs of development. We will select projects of appropriate size, either of land already under contract for purchase or land we have determined might be suitable for future acquisition. Each of our projects usually receives the bulk of its financing (usually 75% to 80% of the total project cost) from banks or other financing companies. The remaining portion to be financed (about 20% to 25%) may come from the proceeds from these debentures. We believe that as little as $100,000 of proceeds would be adequate to launch one or more smaller development projects. If we sell more than the minimum amount offered in this offering, we may pursue larger projects or a larger number of small to mid-sized projects.

Repayment of Current Debt

Another potential use of all or a portion of the net proceeds from the sale of these debentures may be to repay existing higher interest rate debt. As of January 31, 2003, our subsidiaries owed $11.9 million in subordinated debt to private investors and certain financial institutions related to our development activities. We have identified a number of subordinated loans that we may decide to repay with the proceeds from these debentures to lower our overall cost of funds. The terms of these loans are set forth below:

Principal	Interest Rate	Payoff Balance	Maturity Date
$662,864	20.0%	$673,388	August, 2003
$1,200,000	18.0%	$1,256,783	October, 2003
$20,734	15.0%	$22,466	November, 2003
$255,084	17.8%	$285,023	November, 2003
$482,000	17.5%	$550,659	November, 2003
$250,000	17.0%	$298,740	January, 2004
$125,000	18.3%	$143,935	April, 2004
$406,265	18.0%	$409,567	December, 2005
$3,401,947		$3,604,561	

As mentioned in the discussion of our business, the majority of our development-specific financing is from senior lenders such as banks. We have received much of our remaining development-specific project financing from subordinated lenders. The interest rates we pay on subordinated financing is usually significantly higher than rates charged by banks and specialty real estate lenders that take a priority mortgage on our projects. Lending institutions with priority mortgages generally lend to us at interest rates slightly over the prime rate. The interest rates that we will pay on the debentures offered hereby will be between 11% and 12%; therefore any proceeds from these debentures that are used to pay down the subordinated debt listed in the table above will reduce our annual interest rate on such funds by between 3% and 9%. Therefore, we may use all or a portion of the proceeds to repay some or all of our current subordinated debt.

Working Capital

A portion of the proceeds will be used to fund our general working capital needs. Such needs include, but are not limited to, employee compensation, benefits, administration and other miscellaneous items. Pending application of the net proceeds, we intend to invest funds in short-term interest-bearing accounts.

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis with our subsidiaries as of December 31, 2002, as restated to reflect an amendment to an agreement between us and our shareholders and as adjusted to give effect to the sale of the minimum and maximum number of debentures offered in the offering and application of the net proceeds from such sale. See "Use of Proceeds."

	December 31, 2002			
			As Adjusted For Sale of Debentures Assuming Sale of	
	Actual	Restated[1]	(Minimum)	(Maximum)
Long-term debt	$35,903,498	$35,903,498	$36,403,498	$40,903,498
Total long-term debt	35,903,498	35,903,498	36,403,498	40,903,498
Minority Interest	40,311	40,311	40,311	40,311
Mandatory Redeemable Common Stock	3,481,925	0	3,522,236	3,522,236
Shareholders' Equity				
Common Stock	0	22,220	0	0
Paid-in Capital	0	464,369	0	0
Retained earnings	0	2,995,336	0	0
Total Shareholders' Equity	0	3,481,925	0	0
Total Capitalization	$39,425,734	$39,425,734	$39,925,734	$44,425,734

(1) Restated to reflect a new Stock Repurchase Agreement dated May 9, 2003, but without giving effect to any other changes since December 31, 2002. Prior to May 9, 2003, we were a party to Stock Restriction Agreements with our two shareholders, Jeffrey Gardner and John Dobbs, that obligated us to repurchase the shares of common stock owned by a "departing shareholder" in the event of disability, death or termination of employment. As a result of these agreements, in compliance with the Securities and Exchange Commission guidance applicable to financial statements including in filings with the Commission, we were required to classify the shares of common stock covered by the agreements as "mandatory redeemable common stock" on our balance sheet. This amount is not included in shareholders' equity under the heading "Actual." On May 9, 2003, we entered into new Stock Restriction Agreements with our shareholders which replaced the prior agreements. Under the May 9, 2003 agreements, we are not required to repurchase their shares, but have the option to do so in the event of disability, death or termination of employment, and as a result, after May 9, 2003, the shares of common stock covered by the agreements are classified as equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included as Appendix A to this offering circular. This offering circular contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" for more information related to the risks we face. Factors that could cause or contribute to such differences include, but are not limited to:

- The amount of proceeds received from this offering;
- General economic conditions;
- Economic conditions in the real-estate market;
- Interest rate changes;
- Our ability to expand our business in our existing markets;
- Our ability to expand our business into new markets; and
- Governmental and environmental regulations.

General

Heritage Development is a residential real estate development company headquartered in St. Paul, Minnesota. We have been acquiring and developing land for residential communities in the Minneapolis-St. Paul and Milwaukee areas since 1996. We conduct our operations in four metropolitan areas: Minneapolis-St. Paul, Milwaukee, Kansas City and Indianapolis.

We generate our revenue principally from the sale of developed residential lots. We develop lots for single family homes, multi-family homes and townhouses for sale to builders, and to a lesser extent, directly to home buyers. We serve as the manager of these projects while reputable general contractors manage the construction. In this way, we can effectively control large projects while limiting our overhead.

Revenues

We derive our revenues primarily from the sale of developed residential lots. We acquire undeveloped land and install the necessary infrastructure to support future residential or commercial building projects. This process involves grading and installing sewer, water and streets. We sell our developed lots to builders and contractors.

Revenue from the sale of developed land is recognized when each of the following criteria are met:

- The period of cancellation with refund has expired.
- Cumulative payments received of principal and interest exceed 10% of the contract price.
- The remaining amount due related to the project is deemed collectible.
- The receivable from the sale is not subject to subordination to other loans on the property.
- Development is complete or an estimated cost to complete the improvements to the sold lot can be reasonably estimated.

If each of the above criteria is not met, we account for the amounts received on executed purchase agreements as deposits and the remaining balance as a receivable.

A secondary source of revenue comes from interest income. Interest income is generated from short-term financing of lot sales. Portions of our lot sales are paid in cash without any related interest charges but most sales that cannot be fully paid within one month are financed.

Our total revenue was $15,959,444, $26,278,353 and $26,258,430 for the years ended December 31, 2000, 2001 and 2002, respectively. Of these amounts, revenue from lot sales was $15,230,709 in 2000, $25,900,647 in 2001 and $26,111,013 in 2002. Total annual revenue increased from 2000 to 2001 by 64.7% and decreased 0.1% from 2001 to 2002.

The overall increase over the past two years was primarily caused by the increased number of lot sales and higher average sale prices of lots.

Heritage Development, Inc. has five operating subsidiaries: Heritage Development of Minnesota, Inc., Heritage Development of Minnesota, LLC (which is a wholly-owned subsidiary of Heritage Development of Minnesota, Inc.), Heritage Development of Wisconsin, Inc., Heritage Development of Kansas, Inc., and Heritage Development of Indiana, LLC. We derived revenues from each state as follows (Heritage Development of Minnesota, Inc and Heritage Development of Minnesota, LLC are combined for this table):

	Calendar Year Ended December 31,		
State	2000	2001	2002
Minnesota	91%	64%	43%
Wisconsin	5%	29%	35%
Kansas	4%	5%	16%
Indiana	0%	2%	6%

Historically, our revenue had been mainly generated in Minnesota and, to a lesser extent, Wisconsin. This was a function of our extended operating history in these states versus the more limited histories of our newer subsidiaries. As the trend from 2000 to 2002 suggests in the table above, we expect our newer locations to continue to produce more revenue for us in the future as they become more established and continue to complete and sell lots. We will also look for new geographic markets for our land development business. In order to meet our growth objectives we expect to continue to add geographical diversification to our revenue sources.

In order for us to position ourselves for positive revenue growth in the coming years we have had to build up our inventory of developed lots. We have enjoyed strong sales growth in recent years. While this strong sales activity was welcomed by us, it did deplete our inventories to levels below where we would have ideally liked them to be until early 2002. In mid-2002 we successfully re-stocked our inventory. As of December 31, 2001, we had 358 developed lots in inventory in all of our subsidiaries. As of September 30, 2002, we had 627 developed lots in inventory, a 75% increase since the beginning of the year. Due to brisk sales activity in the fourth quarter of 2002 we had 232 developed lots in inventory as of December 31, 2002. We also expect our more recently established operations outside of Minneapolis-St. Paul to increase their share of our overall inventory levels. Most development projects take from one to three years to complete, including multi-phase projects. Since we have opened some new offices in the past few years, we are just beginning to see more developed lots become available for sale.

Costs and Expenses

Our costs and expenses fall into three categories: Cost of Sales, Holding Costs, and General and Administrative Expenses.

Costs of Sales

To generate revenue we acquire land, develop the land and sell the developed lots. Certain costs are incurred during this process. Our Cost of Sales is comprised of land and development fees, closing fees and commissions. Our Cost of Sales was $11,833,841 in 2000, $21,017,712 in 2001 and $21,830,160 in 2002. The vast majority of these costs are from land and development fees. Our Cost of Sales increased 77.6% from 2000 to 2001 and increased 3.9% from 2001 to 2002. This increase was primarily caused by the increased development activity of all four subsidiaries. As a percentage of total revenue, the Cost of Sales was 74.1% in 2000, 80.0% in 2001 and 83.1% in 2002. Closing fees and commissions each comprise less than 1% of total revenues while land and development fees comprise the remainder.

Holding Costs

Holding Costs include interest expense and real estate taxes. We finance our land acquisition activity. This financing results in interest expense while the related loans are outstanding. Also, we pay the real estate taxes on the land while we are in the development process. Our Holding Costs were $971,619 in 2000, $951,056 in 2001 and $1,010,948 in 2002. The majority of these costs are from interest expense. Our Holding Costs decreased 2.1% from 2000 to 2001 and increased 6.3% from 2001 to 2002. Lower interest rates decreased the Holding Costs of certain projects but higher levels of development activity drove up the total Holding Costs in 2002. As a percentage of total revenue, Holding Costs were 6.1% in 2000, 3.7% in 2001 and 3.9% in 2002. Real estate taxes have comprised less than 1% of total revenues while interest expense has comprised 5.7%, 3.3% and 3.0% in 2000, 2001 and 2002, respectively.

Our Cost of Sales and our Holding Costs are impacted by which phase of a development we are in. Many of our developments are multi-phase projects. Rather than developing an entire tract of land all at once, we believe that sometimes it is more prudent to develop the land in phases. This allows us to have better control of our costs and sales activity. Projects in the early phases are heavily laden with start-up costs such as the carrying costs of the land and the initial installation of roads, sewers and drainage ponds. As a project progresses to its later phases it generally becomes more profitable because much of the debt has been paid down, thereby lowering our carrying costs and the cost to complete infrastructure usually aren't as high as in the early phases. As we undertook to increase our inventory levels in 2002, we did so through many projects in their initial phases. As these projects progress to their later phases, we expect profit margins to improve.

General and Administrative Expenses

General and Administrative Expenses include: wages, insurance, travel and lodging, project abandonment, legal, professional services, office, accounting and other.

Wages represent the largest component of general and administrative expense. Our wages were $835,541 in 2000, $853,690 in 2001 and $1,059,801 in 2002. Wages increased 2.2% from 2000 to 2001 and increased 24.1% from 2001 to 2002. This increase was primarily driven by changes in staffing and raises to key employees. Currently, we have 12 employees. As a percentage of total annual revenue, wages were 5.2% in 2000, 3.3% in 2001 and 4.0% in 2002.

Insurance expense includes health, life, vehicle and liability insurance. Insurance expenses were $98,113 in 2000, $107,118 in 2001 and $138,477 in 2002. Insurance expense increased 9.2% from 2000 to 2001 and increased 29.3% from 2001 to 2002. This net increase was primarily driven by changes in insurance coverage levels and by higher health care premiums. As a percentage of total annual revenue, insurance was 0.6% in 2000, 0.4% in 2001 and 0.5% in 2002.

Travel and lodging expenses are related to the search for suitable land, related due diligence, structuring land development deals and general corporate management activities. Travel and lodging expenses were $519,347 in 2000, $672,199 in 2001 and $364,906 in 2002. Travel and lodging expense increased by 29.4% from 2000 to 2001 and decreased 45.7% in 2002. This item has increased in recent years because of additional business activity by our newer affiliates located outside of Minnesota and the expenses related to airplane operating leases. The decrease in 2002 is primarily due to a gap in timing between the termination of former leases and the commencement of a new lease. As a percentage of total annual revenue, travel and lodging expense was 3.3% in 2000, 2.6% in 2001 and 1.4% in 2002.

Project abandonment expense pertains to certain land development projects that we decide not to pursue to completion. In the early stages of the land development process we incur various expenses such as engineering costs, surveying, soil testing, and site planning. We have incurred some of the aforementioned costs on projects we chose not to complete. Project abandonment expenses were $71,111 in 2000, $207,210 in 2001 and $28,995 in 2002. Project abandonment expense increased by 191.4% from 2000 to 2001 and decreased 86.0% in 2002. This variability is driven by us choosing not to pursue one or two projects in a given period. Additional business activity can lead to higher absolute costs in this area but we don't anticipate that this expense, as a percentage of revenue, will exceed historical norms going forward. As a percentage of total annual revenue, project abandonment expense was 0.4% in 2000, 0.8% in 2001 and 0.1% in 2002.

Legal fees pertain to general corporate legal work and legal expense pertaining to certain development projects. Legal fees were $101,883 in 2000, $215,810 in 2001 and $122,208 in 2002. Legal fees increased by 111.8% from 2000 to 2001 and decreased by 43.4% in 2002. This overall increase was primarily driven by the recent addition of subsidiary companies and the additional business activity we have experienced. As a percentage of total annual revenue, legal fees were 0.6% in 2000, 0.8% in 2001 and 0.5% in 2002.

Professional services fees are related to various expenses incurred from property management, employment agencies and consultants. Professional services fees were $103,180 in 2000, $98,168 in 2001 and $65,719 in 2002. This expense decreased by 4.9% from 2000 to 2001 and decreased 33.1% in 2002. This decrease was primarily driven by fewer key staff additions in 2001 and 2002. As a percentage of total annual revenue, professional services fees were 0.6% in 2000, 0.4% in 2001 and 0.3% in 2002.

Office expense pertains to office supplies, computers and office equipment. Office expense was $115,509 in 2000, $108,775 in 2001 and $110,076 in 2002. Office expense decreased by 5.8% from 2000 to 2001 and increased 1.2% from 2001 to 2002. This overall decrease was primarily the result of more efficient office operations and fewer staff additions. As a percentage of total annual revenue, office expense was 0.7% in 2000, 0.4% in 2001 and 0.4% in 2002.

Accounting fees are related to our auditing, preparation of tax returns and project work and our five subsidiaries. Accounting fees were $81,615 in 2000, $67,714 in 2001 and $129,116 in 2002. Accounting fees decreased by 17.0% from 2000 to 2001 and increased 90.7% from 2001 to 2002. This net increase was caused by additional audit and tax expense pertaining to the new subsidiary companies and more project and consulting work due to increased business activity. As a percentage of total annual revenue, accounting fees were 0.5% in 2000, 0.3% in 2001 and 0.5% in 2002.

We incur various other general and administrative expenses in our operations such as advertising, amortization, automobile, meals and entertainment, depreciation, dues and subscriptions, education, office space, payroll taxes, postage, and phone. Each of these items comprises less than 0.5% of total revenue.

Total general and administrative expenses were $1,409,017 in 2000, $1,985,926 in 2001 and $1,605,231 in 2002. Total general and administrative expenses increased by 40.9% from 2000 to 2001 and decreased 19.2% from 2001 to 2002. This overall increase was primarily driven by increased business activity, more specifically, increased travel and lodging, legal, fees and insurance expenses as described above. As a percentage of total annual revenue, total general and administrative expenses were 8.8% in 2000, 7.5% in 2001 and 6.1% in 2002.

In accordance with generally accepted accounting principles (GAAP) we capitalize the direct costs and certain indirect costs related to our land development production and resale activities. These capitalized project costs are recovered through our cost of revenues upon sale or disposal of the developed lots. Accordingly, we have reduced our general and administrative expenses and increased our land and development costs. Capitalized project costs were $794,906 in 2000, $756,048 in 2001 and $784,844 in 2002. As a percentage of total annual revenue, capitalized project costs were 5.0% in 2000, 2.8% in 2001 and 3.0% in 2002.

Net Income from Operations

Net income from operations was $1,744,967, $2,323,659 and $1,812,091 for the years ended December 31, 2000, 2001 and 2002, respectively. Net income from operations, as a percentage of revenue, was 10.9% in 2000, 8.8% in 2001 and 6.9% in 2002.

Other Income and Expense

Other income and expense is primarily comprised of interest expense for financing activities not related to land development, but related to automobile loans for employee travel. Other interest expense was $364,156 in 2000, $453,318 in 2001 and $483,929 in 2002. Other interest expense increased by 24.5% from 2000 to 2001 and by 6.8% from 2001 to 2002. This overall increase was primarily driven by increased financing of builder lot purchases. As a percentage of total annual revenue, other interest expense was 2.3% in 2000, 1.7% in 2001 and 1.8% in 2002.

Net Income

Net income was $1,380,669, $1,893,494 and $1,306,073 for the years ended December 31, 2000, 2001 and 2002, respectively. Net income, as a percentage of revenue, was 8.7% in 2000, 7.2% in 2001 and 5.0% in 2002.

Capital Resources and Liquidity

As of December 31, 2002 our consolidated capitalization was $39,425,734, comprised of long-term debt of $35,903,498 and mandatory redeemable common stock of $3,522,236. Our debt is primarily land development loans between our subsidiaries and numerous financial institutions and private investors. We repay our land development loans in small portions each time we sell one of our fully developed lots rather than all at once at some specific maturity date. As of December 31, 2002, our subsidiaries had land development loans of $35,430,037 ($16,037,832 in Minnesota, $3,094,282 in Wisconsin, $6,335,861 in Kansas and $9,962,062 in Indiana). As of December 31, 2002, our mandatory redeemable common stock was comprised of common stock and paid-in capital of $486,589 plus retained earnings of $2,995,336. We also had a minority interest of $40,311.

Operating, Investing and Financing Activities

In 2002 we had a net increase in cash and cash equivalents (including restricted cash) of $938,098. Net cash flows from operating activities were a deficit of ($4,550,887), net cash flows from investing activities were a deficit of ($3,054,619) and net cash flows from financing activities were $8,543,604. Cash flows from operating activities were positively impacted by 2002 net income of $1,306,073 and a change in related party payables of $3,770,582 due to additional project financing by its affiliates – Assured Financial and Hennessey Financial. Cash flows from operating activities were negatively impacted in 2002 by a change in related party receivables of $4,416,072 largely due to the merger with Townhomes of Riverplace and by $7,574,041 due to the change in land and development caused by additional development activity. Cash flows from investing activities were positively impacted in 2002 by distributions from subsidiaries of $2,044,065 from the Townhomes of Riverplace merger that occurred in our Wisconsin subsidiary. Cash flows from investing activities were negatively impacted in 2002 by an issuance of notes receivable of $4,915,275 for a development project. Cash flows from financing activities were positively impacted in 2002 by debt advances of $35,463,594 that we incurred to finance our development projects. Cash flows from financing activities were negatively impacted in 2002 by debt payments of $25,522,251 and by stockholder distributions of $1,655,514.

We will attempt to fund our near-term growth in a two ways. First, we will finance our growth from our net income and anticipated positive future cash flows. Second, we are attempting to raise $5 million in subordinate debt financing through this offering of debentures. In addition to funding our growth we anticipate that the proceeds from this offering will help to lower our cost of capital which, in turn, will boost profitability. Our management believes that the proceeds from the offering of debentures along with our existing net income and anticipated cash flows would generate adequate cash flows to finance our operations for the next year. Beyond that, we may seek future investment capital to allow us to pursue the growth objectives according to our business plan.

BUSINESS

Overview

Heritage Development, Inc. is a residential real estate development company headquartered in St. Paul, Minnesota. We make money by selling our developed lots to homebuilders. We develop projects for residential housing, including single family homes, townhouses, and multi-family housing buildings. During 2001 and 2002, seventy percent of our projects were single-family homes, twenty percent of our projects were townhouses and ten percent were multi-family developments. Many of these projects can be and have been and are being laid out with a "planned unit design" approach (these developments amounted to approximately 25% in 2002). A planned unit design is one which combines a mixture of single-family, multi-family, apartments and commercial properties within a single development. Since 1996, we have acquired and developed land for residential communities in the Minneapolis-St. Paul and Milwaukee areas. In 1997 and 1999, respectively, we opened offices in Kansas City and Indianapolis.

We operate through five majority-owned subsidiaries:

- Heritage Development of Minnesota, Inc.;
- Heritage Development of Minnesota, LLC;
- Heritage Development of Wisconsin, Inc.;
- Heritage Development of Kansas, Inc.; and
- Heritage Development of Indiana, LLC


HERITAGE DEVELOPMENT, INC.
Heritage Development of Minnesota, Inc.
Heritage Development of Wisconsin, Inc.
Heritage Development of Kansas, Inc.
Heritage Development of Indiana, LLC
Heritage Development of Minnesota, LLC

While Heritage Development of Minnesota, Inc. is still conducting operations, since February 22, 2000 all development activity begun in the Minneapolis-St. Paul market is being conducted by Heritage Development of Minnesota, LLC and we intend to cease operations through Heritage Development of Minnesota, Inc. when its existing developments are completed. Information about these two subsidiaries is presented on a combined basis.

Our subsidiaries operate autonomously with regard to most day-to-day operations, including land search, market research, initial site assessment, management of construction and other development matters, and lot sales. Decisions on whether to buy the land for prospective development, project accounting and finance are managed through our main office in St. Paul, Minnesota, as are strategic and long-term management decisions. Each operating subsidiary creates a separate subsidiary for each development project in order to limit the liability of the operating subsidiary and Heritage Development, Inc. in the event there is a major problem at any one development, such as environmental liability or a personal injury lawsuit. The managers of Heritage Development of Minnesota, LLC and Heritage Development of Indiana, LLC, each own 5% of the equity of those entities.

From 1988 until 1996, our executive officers were engaged in real estate development activities through a number of other companies, now inactive. In 1996, they formed Heritage Development for the purpose of continuing their real estate development activities. Since 1988, we and our predecessors have developed over 100 projects, many having two phases ranging up to 200+ acres and have developed and successfully marketed over 5,000 residential lots. We have developed approximately 3,000 lots in the Minneapolis-St. Paul metropolitan area, 1,500 lots in the Milwaukee area, 300 lots in the Kansas City area, and 400 lots in the Indianapolis area.

As a land developer, we identify undeveloped properties in markets where there are existing other successful developments or we rely on our experience to identify areas we believe have potential for growth. Our business process is to purchase tracts of land contingent upon receiving governmental approvals necessary for us to develop our projects and upon satisfactory examination of title, environmental issues and similar regulations. We then initiate the governmental approval process which typically consists of land use approval or rezoning (i.e., approval for single or multiple unit residential), and subdivision approvals as to number, size and location of lots as well as plans for grading and sewer and waters systems, commonly known as preliminary plat approvals. After governmental approvals are obtained, our purchase is closed and we begin development construction. This includes grading, installation of utilities, street construction and similar activities, all subject to final governmental approval, called final plat approvals. Upon completion of construction and subdivision of the property, lots are sold to builders, sometimes individually, but most often as groups. The builders then construct homes for sale to consumers, although occasionally we sell individual lots to private parties for their personal home site.

In 2001, we sold our lots for an average of $47,000 and in 2002, we sold our lots for an average of $47,772. We develop lots for single family homes, townhouses, and multi-unit developments of all sizes and price ranges, based on the demographics and demand of a particular area.

Industry Overview

Land development is a capital-intensive business with significant barriers to entry as to both the overall business and as to any particular parcel of land. The success of any organization pursuing land development depends on its ability to:

- identify marketable properties;
- purchase marketable properties at favorable prices;
- complete the approval process with various governmental bodies in a diplomatic, timely and economically viable fashion;
- develop the project to comply with local environmental, zoning, street and utility requirements, building, plumbing and electrical codes, and similar requirements; and
- identify and market the developed lots to end buyers, typically builders of residential homes.

A project may be developed, completed and sold in as little as twelve months or may take several years, depending on the size of the project, the complexity of governmental approvals and the pace of sales.

Availability and cost of capital are a significant consideration, as a moderate-size subdivision can cost $1 million. Real estate development lending usually requires excellent credit history and financial strength on the part of the developer, as well as personal guarantees by the principals of the developer. Many banks will not engage in land development lending due to the risks involved in development lending and because of this, there is a limited supply of development lenders. The costs associated with land development include:

- identifying potential land sites;
- preliminary and final environmental testing;
- the purchase price of the land;
- interest and other expenses involved with the loans needed to purchase the land;
- costs associated with obtaining governmental approvals, including studies and permits;
- legal and other professional fees involved in the purchase, analysis of title, environmental issues and similar matters;
- the cost of obtaining governmental approvals;
- construction costs including earth moving, street construction, utilities installation and the like; and
- marketing costs to sell to builders.

Land development has significant regulatory environmental considerations. Since the Environmental Protection Act, it has become illegal to harm wetlands in any manner and in some instances if soil testing indicates the existence of an old wetland, for example, subsoil vegetation – it maybe required that the wetland be restored. Wetlands and navigable waters are defined in different ways in different geographies. The presence of a wetland or navigable water may cause a property to be un-developable for a period of months or even years. Development can also be delayed or prohibited if the property in question is identified as habitat for an endangered species, whether that species be a plant, insect, or any other living organism, or if any sort of archeologically significant discovery is made on the property.

Changes in general economic conditions and, more specifically, mortgage interest rates affect the marketability of existing and new homes and the market for newly-developed land. Such changes also affect the willingness of owners of undeveloped land to sell and at what prices. Positive economic factors, including low unemployment, and high economic growth rates tend to increase the price of real estate as well as the competition for land as more people have money to buy a house, but may also increase the amount of money available for loans and decrease interest rates. Negative economic factors, including high unemployment and low economic growth rates tend to decrease the price of land, but also decrease the amount of money available for lending and increase interest rates.

Local politics also significantly influence our ability to successfully purchase, develop and sell properties. Cities, counties and other jurisdictions in which we buy and develop land often have different attitudes and regulations that can either encourage or discourage new development and growth. These differences are often made more complex by changes in views regarding development and related issues, particularly upon elections of officials who often have different views regarding development than their predecessors.

Market Overview

According to the National Association of Home Builders, building permits in Heritage Development's markets were as follows for the years indicated:

	Calendar Years			
Residential Permits Issued	1999	2000	2001	2002
Mpls./St. Paul metro area	23,170	22,310	22,980	25,430
Milwaukee metro area	7,170	5,630	5,880	6,200
Kansas City metro area	16,370	12,870	14,910	14,240
Indianapolis metro area	15,860	15,360	17,280	16,680
Midwest*	345,400	323,840	333,640	343,450

Percentage Change from Previous Period	Calendar Years		
	2000	2001	2002
Mpls./St. Paul metro area	-3.7%	3.0%	10.7%
Milwaukee metro area	-21.5%	4.4%	5.4%
Kansas City metro area	-21.4%	15.9%	-4.5%
Indianapolis metro area	-3.2%	12.5%	-3.5%
Midwest*	-6.2%	3.0%	2.9%

*Includes the following states: Illinois, Indiana, Michigan, Ohio, Wisconsin, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, and South Dakota.

Our Strategy

We believe our future success depends on our ability to expand our operations in our current markets, as well as our ability to expand into new markets. In both cases, we must continue to identify and purchase quality real estate, successfully obtain governmental approvals for development, cost-effectively develop the land and sell the lots at a profit.

We intend to use substantially all the proceeds from this offering either to enable us to purchase additional tracts of land for development or to repay our current high interest loans from wealthy individuals. To the extent we utilize proceeds from these debentures to purchase land, it will allow us to expand our operations in all four of our existing metropolitan area markets as well as enabling us to consider other potential markets. To the extent we utilize such proceeds to repay high interest rate loans, we will have greater cash flow with which to expand our development activities.

Our Developments

We currently have five subsidiaries operating in four metropolitan areas: Minneapolis-St. Paul, Milwaukee, Kansas City, and Indianapolis.

Heritage Development of Minnesota

Heritage Development of Minnesota, LLC is currently developing residential properties in and around the Minneapolis-St. Paul metropolitan area. We typically develop only mid-density projects (*i.e.*, 3.5 to 8 houses per acre). Our development area includes the traditionally accepted seven county area of Anoka, Carver, Dakota, Hennepin, Ramsey, Scott and Washington counties as well as other surrounding counties. The Metropolitan Council, a governor-appointed council, manages development of the seven county area by regulating metropolitan systems, principally utilities and major transportation projects. The Metropolitan Council maintains a limited Metropolitan Urban Service Area, an area that encompasses many, but not all, communities within the seven county area. Communities that are not connected to the MUSA sewer and water service are not bound by the Metropolitan Council restrictions on growth based on sewer and water capacity. The Metropolitan Council also influences growth within the entire seven-county metro area by transportation planning and municipal comprehensive plan review. The Metropolitan Council has traditionally managed growth within the MUSA so that the regional sewer and water systems are not either over- or under-utilized. Even though we believe the growth climate within the seven-county metro area is positive, due to a limited vacant land supply within the seven-county area, we have expanded to Chisago, Isanti, Rice, Sherburne, Stearns and Wright counties in Minnesota and St. Croix county in Wisconsin. We believe that these counties, which surround the seven-county metro area, offer the greatest opportunity for new residential growth for the Minneapolis-St. Paul metropolitan area. We continue to develop our existing properties and seek new properties within the seven-countrу metro area when the situation is favorable.

While Heritage Development of Minnesota, Inc. is still conducting operations, since February 22, 2000 all development activity begun in the Minneapolis-St. Paul market is being conducted by Heritage Development of Minnesota, LLC and we intend to cease operations through Heritage Development of Minnesota, Inc. when its existing developments are completed.

The following chart, based on updated plats and development plans, shows all of our projects which were in inventory at December 31, 2000 or which we have acquired since that date. Information in the tables below includes developments by both Minnesota subsidiaries:

Project Name	Total Lots in Develop-ment	Lots Sold prior to 1/1/01	Lots Sold in 2001	Lots Available for Sale at 12/31/01	Lots Sold in 2002	Lots Available for Sale at 12/31/02	Lots Not Yet Ready for Sale at 12/31/02
Developments sold out by 12/31/02							
Biscayne Pointe 3rd Addition	48	44	4	0	0	0	n/a

Project Name	Total Lots in Develop-ment	Lots Sold prior to 1/1/01	Lots Sold in 2001	Lots Available for Sale at 12/31/01	Lots Sold in 2002	Lots Available for Sale at 12/31/02	Lots Not Yet Ready for Sale at 12/31/02
Biscayne Pointe 4th Addition	69	n/a	n/a	n/a	69	0	n/a
Bluebill Ponds	77	n/a	67	10	10	0	n/a
Cherrywood Knolls	23	n/a	22	1	1	0	n/a
Kelly Glen	51	49	2	n/a	n/a	n/a	n/a
Kelly Glen Ph 3	42	n/a	42	0	0	0	n/a
Kelly Glen Ph 4	10	n/a	10	0	0	0	n/a
North Ridge Phase II	76	38	38	0	0	0	n/a
Orchard Ridge	14	13	1	0	0	0	n/a
Regal Creek	62	60	2	0	0	0	n/a
Shenandoah Place Outlot C	96	36	58	16	16	0	n/a
Townhomes of Creekside	21	7	8	6	6	0	n/a
Subtotal	**589**	**247**	**254**	**33**	**102**	**0**	**n/a**
Developments with lots available for sale at 12/31/02							
Acorn Ridge/Cottage Grove	24	0	n/a	n/a	0	24	n/a
Carrousel Plaza Townhouses	38	0	0	n/a	5	33	n/a
Heritage Office Park	8	3	4	1	0	1	n/a
Kelly Glen Ph 2	21	0	20	1	1	0	n/a
Paumen Addition Commercial	6	0	1	5	0	5	n/a
Paumen Addition Ph I	38	2	7	29	25	4	n/a
Paumen Second Addition	33	0	0	n/a	2	31	n/a
Wright's Crossing Phase I	51	1	28	22	16	6	n/a
Wright's Crossing Phase II	82	0	0	82	22	60	n/a
Subtotal	**301**	**6**	**60**	**140**	**71**	**164**	n/a
Developments still in process, no lots available for sale at 12/31/02							
Bergland Property/Watertown	202	n/a	n/a	n/a	n/a	n/a	202
Bester / Empire Property	480	n/a	n/a	n/a	n/a	n/a	480
Biscayne Pointe 5th Addition	32	n/a	n/a	n/a	n/a	n/a	32
Bobendrier Prop/Otsego	315	n/a	n/a	n/a	n/a	n/a	315
Campbell Prop/Hugo	10	n/a	n/a	n/a	n/a	n/a	10

Project Name	Total Lots in Develop-ment	Lots Sold prior to 1/1/01	Lots Sold in 2001	Lots Available for Sale at 12/31/01	Lots Sold in 2002	Lots Available for Sale at 12/31/02	Lots Not Yet Ready for Sale at 12/31/02
Carrousel Plaza Commercial	1	n/a	n/a	n/a	n/a	n/a	1
Fargaze Meadows/Northfield	651	n/a	n/a	n/a	n/a	n/a	651
Olsen Property/Carver	996	n/a	n/a	n/a	n/a	n/a	996
Shenandoah Apts.	290	n/a	n/a	n/a	n/a	n/a	290
Paumen Addition Ph III	113	n/a	n/a	n/a	n/a	n/a	113
Paumen Prop/Monticello	440	n/a	n/a	n/a	n/a	n/a	440
Stabenow Property/Woodbury	449	n/a	n/a	n/a	n/a	n/a	449
Wrights Crossing Ph III	100	n/a	n/a	n/a	n/a	n/a	100
Subtotal	**4,079**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**4,079**
Total Minneapolis-St. Paul	**4,969**	**253**	**314**	**173**	**173**	**164**	**4,079**

Heritage Development of Wisconsin

Heritage Development of Wisconsin develops residential properties in the southeastern and Fox Valley regions of Wisconsin. We develop both low (*i.e.,* one to 3.5 houses per acre) and mid-density projects. From a development perspective, Milwaukee is a large "small town." Local politics have a large impact on the growth and development of these markets, as do the local realtors by their influence on home purchasers. Milwaukee has a very strong residential market but a relatively small number of annual building permits due to local political conditions at the development approval process that make this area a challenging market for development. We have continued to focus on projects in the more prestigious markets within Waukesha and Ozaukee counties. We believe our future in Wisconsin is in development of lots for farm homes and expansion into the Madison market to the west, into the Racine/Kenosha market to the south and into the Appleton/Oshkosh market to the north.

The following chart shows all of our projects which were in inventory at December 31, 2000 or which we have acquired since that date:

Project Name	Total Lots in Develop-ment	Lots Sold prior to 1/1/01	Lots Sold in 2001	Lots Available for Sale at 12/31/01	Lots Sold in 2002	Lots Available for Sale at 12/31/02	Lots Not Yet Ready for Sale at 12/31/02
Developments sold out by 12/31/02							
Riverplace Multi-Family	140	70	39	31	31	0	n/a

Project Name	Total Lots in Develop-ment	Lots Sold prior to 1/1/01	Lots Sold in 2001	Lots Available for Sale at 12/31/01	Lots Sold in 2002	Lots Available for Sale at 12/31/02	Lots Not Yet Ready for Sale at 12/31/02
Developments with lots available for sale at 12/31/02							
Lake Ridge Estates	56	45	6	5	4	1	n/a
Lake Ridge Future Phases	144	0	32	112	110	2	n/a
Subtotal	**200**	**45**	**38**	**117**	**114**	**3**	**n/a**
Developments still in process, no lots available for sale at 12/31/02							
Klak Property	150	n/a	n/a	n/a	n/a	n/a	150
Santen Prop/Timber Ridge	214	n/a	n/a	n/a	n/a	n/a	214
Total Milwaukee	**704**	**115**	**77**	**148**	**145**	**3**	**354**

Heritage Development of Kansas

Heritage Development of Kansas, Inc. develops both low and mid-density residential projects in the Kansas City metropolitan area of Kansas and Missouri. We believe that Kansas City and its surrounding areas are very pro-development, which encourages the expansion of residential development opportunities. The number of single family construction permits each year is substantial and has been relatively constant. The presence of many area builders together with a significant number of house sales at many price points provide many opportunities for successful projects. Historically, about 25% of metropolitan area residential development activity has occurred in Johnson County, Kansas. Heritage Development of Kansas has focused its development efforts in this area.

The following chart shows all of our projects which were in inventory at December 31, 2000 or which we have acquired since that date (no developments were sold out at December 31, 2002):

Project Name	Total Lots in Develop-ment	Lots Sold prior to 1/1/01	Lots Sold in 2001	Lots Available for Sale at 12/31/01	Lots Sold in 2002	Lots Available for Sale at 12/31/02	Lots Not Yet Ready for Sale at 12/31/02
Developments with lots available for sale at 12/31/02							
Blackthorne Estates	54	28	9	17	16	1	n/a
Blackthorne Estates II & III	42	0	16	26	19	7	n/a
Blackthorne Estates IV	50	0	0	n/a	47	3	n/a
Subtotal	**146**	**28**	**25**	**43**	**82**	**11**	**n/a**
Developments still in process, no lots available for sale at 12/31/02							
Blackthorne Estates V	33	0	n/a	n/a	n/a	n/a	33

Bleakley Prop/Persimmon	246	0	n/a	n/a	n/a	n/a	246
Blumenthal Property*	86	0	n/a	n/a	n/a	n/a	86
Sunnybrook/Olathe	352	0	n/a	n/a	n/a	n/a	352
Subtotal	**717**	**0**	**n/a**	**n/a**	**n/a**	**n/a**	**717**
Total Kansas City	**863**	**28**	**25**	**43**	**82**	**11**	**717**

* located in Missouri

Heritage Development of Indiana

Heritage Development of Indiana, LLC develops a wide variety of lots sizes and prices designed to meet the needs of the entire spectrum of consumers in the area. We develop mid-density projects. Housing starts in this market for the past five years have averaged over 11,000 units per year and we believe this will continue. Heritage Development of Indiana plans to develop properties in what we believe are the primary growth areas in greater Indianapolis while being flexible enough to meet builder needs in adjacent areas. We have been able to pre-sell most projects before development is complete.

The following chart shows all of our projects which were in inventory at December 31, 2000 or which we have acquired since that date (no developments were sold out at December 31, 2002):

Project Name	Total Lots in Development	Lots Sold prior to 1/1/01	Lots Sold in 2001	Lots Available for Sale at 12/31/01	Lots Sold in 2002	Lots Available for Sale at 12/31/02	Lots Not Yet Ready for Sale at 12/31/02
Developments with lots available for sale at 12/31/02							
Auburn Meadows Ph I/Avon	30	0	14	16	15	1	n/a
Carrigan Road/Noblesville	34	0	n/a	n/a	3	31	n/a
Cedar Run Ph I/Warren Pines	56	0	0	56	35	21	n/a
Subtotal	**120**	**0**	**14**	**72**	**53**	**53**	**n/a**
Developments still in process, no lots available for sale at 12/31/02							
Ashfield Estates/Westfield	81	n/a	n/a	n/a	n/a	n/a	81
Auburn Meadows Future/Avon	116	n/a	n/a	n/a	n/a	n/a	116
Cedar Run Future/Warren Pines	214	n/a	n/a	n/a	n/a	n/a	214
Faith Knoll	23	n/a	n/a	n/a	n/a	n/a	23
Grassy Creek / Greenwood	52	n/a	n/a	n/a	0	52	52
Green Lea Acres	70	n/a	n/a	n/a	0	52	70
Royal Oaks	104	n/a	n/a	n/a	0	104	104
Subtotal	**660**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**660**
Total Indianapolis	**780**	**0**	**14**	**72**	**53**	**53**	**660**

Project Name	Total Lots in Develop-ment	Lots Sold prior to 1/1/01	Lots Sold in 2001	Lots Available for Sale at 12/31/01	Lots Sold in 2002	Lots Available for Sale at 12/31/02	Lots Not Yet Ready for Sale at 12/31/02
Total all locations	7,316	396	430	436	453	231	5,820

Our Development Pattern

Heritage Development is primarily an owner-occupied residential land developer. We develop properties for single-family homes, townhouses and multi-family housing. Many projects have been and are being laid out with a "planned unit design" approach.

A planned unit design allows for combines a mixture of single-family homes, multi-family homes, apartments and commercial properties within a single development. We believe these designs allow us to be creative with land use and also may be more agreeable to local political attitudes that wish to control growth than would be traditional single-family developments with low densities. As a result of our recent success with these designs, we have expanded our development efforts to include not only traditional neighborhood designs but also non-rental multifamily residences, commercial properties developed as part of multi-use developments, and projects undergoing redevelopment. Examples of non-traditional Heritage development include:

- Heritage Square, Northfield, MN and The Villages of Sunnybrook, Olathe, KS – traditional neighborhood design
- Shenandoah Apartments, Shakopee – Apartments
- Green Lea, Marion County, IN and Rivers Edge, Milwaukee, WI – redevelopment projects
- Carrousel Plaza Townhouses, Rosemount – Multi-Family
- Paumen Addition, Maple Lake – Commercial, part of multi-use development

Many of our projects are developed over a period of years in phases. We develop large projects in phases in order reduce our start-up costs, such as grading, road construction, utility installation and final lot planning. These costs can be significant in a large development.

Project Life Cycle

From the time we select and purchase a property for development until we sell all the lots in that development takes an average of approximately three years. Multi-phase projects can take many more years to completely develop and sell-out. Governmental and environmental regulations may also delay, sometimes substantially, the completion of a project. These regulations may even prevent us from completing a project at all. We seek to minimize this risk by purchasing land subject to conditions related to appropriate approvals and environmental studies, that if not acceptable, give us the right to rescind the purchase. Cancellation of a project is not a common occurrence due to our pre-purchase investigation of the land and our analysis of the likelihood of regulatory approval. If we have already purchased the land and are forced to abandon a development, we attempt to sell the land to another developer who can develop the land, perhaps for different uses, consistent with the requirements. We estimate that this occurs as to less than 5% of our developments and the cost to us has not been significant.

The following summary time-line shows a typical development project schedule and some of the key components:

PRELIMINARY PLAT	SITE ANALYSIS	PRELIMINARY PLAT	FINAL PLAT	CONSTRUCTION	POST-CONSTRUCTION
	Up to 120 days	3 to 9 months	1 to 2 months	Approximately 6 months	12 to 18 months
• Land Search • Select Property • Sign Option Agreement to purchase land • Preliminary investigation • Concept plan sketch[1]	• Soil Investigation[2] • Survey • Title Examination • Topographic Analysis • Wetland Delineation[4] • Tree inventory • Site Plan • Grading/Drainage Plan • Utility Plan • Plat[5] • Landscape Plan • Tree Replacement Plan • Wetland Preservation Plan[6]	• Project Estimates • Submit plans and application to government • Concept review by gov't staff[7] • Concept review by planning commission • Revise and submit plans and application to government • Review by gov't staff • Review by gov't	• Arrange Development Financing • Obtain Land Appraisal • Prepare Final Plans • Obtain Title Commitment[8] • Obtain Insurance • Land closings[9] • Record Plat[10] • Negotiate and sign developers agreement with government • City authorized feasibility report[11] • Final engineering[12] • Gov't awards contract • Contractors engaged • Gov't final plat approval[13] • Gov't approves plans and specs	• Sales agreement with builder • Grading plan • Monumentation set[14] • Small utilities installed • Boulevards restored • Curb and asphalt installed • Sewer/water/storm installed • Grading • Clearing and Grubbing[15]	• Closings with builders • Landscape improvements • Install entry monument[16] • Install mailboxes • Erosion/seeding checked • Street sweeping • Wetland checked[17]

(See footnotes on next page.)

[1] Concept Plan Sketch : a freely drawn schematic plan showing a possible land use layout for a property, subject to input from engineers, city staff, city code, economics and elected officials inputs.

[2] Soil Investigation: a detailed examination or testing of a property's soil beneath the surface material for the purposes of determining general suitability for construction. This testing, besides providing information about the general physical make-up of the soil beneath the surface material, also helps identify critical and potentially difficult soil problems beneath the surface material such as high water tables, organic or peat conditions, bedrock, and toxic dumping.

[3] Topographic Analysis: a detailed examination of a property's land surface features which affect the project's future planning activities.

[4] Wetland Delineation: an investigation which carefully examines and identifies areas of a property for the presence of wetland indicators. The three wetland indicators are water-loving vegetation, waterlogged ground and the presence of surface water.

[5] Plat: a detailed map of a property (usually a subdivision) recorded in the County where the property is located, showing legal boundaries.

[6] Wetland Preservation Plan: a detailed earthwork and development drawing which shows the location of wetlands and how the future use of the property avoids destruction of and damage to wetlands or replaces the wetland areas.

[7] Concept Review by Government Staff: the examination of Concept Sketch Plan by governmental agencies responsible for land use regulations.

[8] Obtain Title Commitment: title is the lawful ownership of or right to land evidenced by documents such as deeds, easements or liens. When title insurance is being purchased to protect our interest in a property from possible recording errors, the current information about the title is written up and becomes the title insurance company's commitment to issue insurance to us.

[9] Land Closing: completion of the final stage in a transaction, when the seller delivers the deed to a property and the buyer pays the purchase price.

[10] Record Plat: placing a final version of a detailed map of a property (usually a subdivision) on file in the book of records at the Office of the County Auditor or County Recorder in the County where the property is located.

[11] City Authorized Feasibility Report: a study approved by elected municipal officials to have the city's authorized engineers determine the possibility and costs of future public improvements such as sewer, water and streets.

[12] Final Engineering: completed plans and project manuals for the construction of a project approved by the project and governmental-authorized engineers.

[13] Government Final Plat Approval: a resolution passed by elected governmental officials which authorizes the subdividing of land into a plat as shown on the Record Plat.

[14] Monumentation Set: the placing of permanent markers into the ground to locate a parcel of land's property corners.

[15] Clearing and Grubbing: to remove all vegetation, trees, concrete or anything that will interfere with construction inside the boundaries of the property.

[16] Install Entry Monument: the construction of landscape features (such as fences, signs, walls, lights, gates, etc.) at the entrance to a subdivision which identify and increase the appearance of the subdivision.

[17] Wetland Checked: verification that a professional licensed wetland person has located, evaluated and reported their wetland findings.

Our goal is to sell our lots in a development after we have completed substantially all of our development activities, and receive the entire purchase price of the lots being sold even though we often have an obligation to complete specified actions after the sale. This is a standard practice in the Minneapolis/St. Paul market and is becoming more common in our other markets. These pre-sales help assure us that we will not be left with unsold lots and reduces our interest cost related to the money we borrowed to buy and develop the property. We are, however, subject to the risk that when there is high demand for lots and we have already pre-sold our lots at prices lower than the then-current market value, we forego the potential profit related to the income in market value. This happened to us in 2002, when demand for developed lots grew rapidly and outstripped our ability to supply new developments to builders in a timely and consistent manner, particularly in Dakota, Scott and Washington counties in Minnesota. As a result of these early sales, we found less opportunity to take advantage of inflationary pricing.

While we strive to sell our lots in transactions where we receive the entire selling price at the time of sale, it is more common for us to sell our lots and receive a ten percent (10%) deposit at the time the builder selects the lots it wishes to purchase. We then collect the remainder of the selling price, plus interest, when the builder identifies an end customer who buys the lot, with full payment to us, shortly before the builder begins construction. In these transactions, the time from sale to the builder (with a down payment) to closing (and full payment) has historically been no longer than one year. During this time frame, we finish the construction of the lot and any utilities.

Pricing

During the last few years, a shortage of properties, both developed and potentially developable, has led to dramatic increases in the price of vacant land and a decrease in affordable new housing. Vacant land is difficult to locate, purchase and receive approvals for development even when land supplies are available. This low land supply and high demand have driven land prices in our markets to increase significantly. In many instances, the cost of obtaining regulatory approvals and permits also adds substantially to the cost of land. We expect this trend to continue as the populations of our markets grow and the need for land for residential development increases.

We have focused our efforts on locating communities and developable properties with potential for growth near major metropolitan areas but far enough away to avoid some of the restrictions typically placed on development by cities closer to the metropolitan core area. We believe that these communities tend to be located along interstate highways that lead to and from the metropolitan areas and that these properties tend to be lower-priced and are more available because the demand for growth in these areas is not yet significant compared to undeveloped land in communities closer to a metropolitan core area. We spend a considerable portion of our effort to analyze and predict which communities will be desirable for future residential growth. Big Lake, Monticello, Montrose, Otsego and Watertown in the Minneapolis-St. Paul market are communities in which we have recently acquired land and which we believe typify our approach to identifying and purchasing land for development.

Financing our Developments

We finance the acquisition of the land for our developments and the cost of development by borrowing from banks and other financing sources, such as specialty real estate lenders as well as private individuals. We do not incur any of this debt, rather the regional subsidiary that is undertaking a project will usually form a project-specific subsidiary which will obtain financing from local banks and lenders and will be obligated to repay the debt. Within the past year, we have been required to guarantee the land purchase and construction loans of these project-specific subsidiaries. Banks and other real estate lenders usually only lend up to about 65% of the cost of a development. Our project-specific subsidiaries historically have financed the remainder of the costs of acquisition and development by short-terms loans from specialty real-estate finance companies and private individuals. These short term loans often have a high interest rate and substantial fees. We intend to use the proceeds from this offering to replace or at least supplement our project-specific subsidiaries' lending from private individuals. We expect that interest expense we will incur on the debentures offered hereby will be significantly less than the interest rates we have paid to private individuals.

Economic Considerations and Trends

We derive our revenues from the development and sale of residential properties. A variety of factors affect the demand for new real estate development and construction, including economic cycles, competitive pressures, the availability and cost of labor and materials, changes in costs associated with real estate ownership, changes in consumer preferences, demographic trends and the availability and price of mortgage financing. We conduct these analyses ourselves using our experience in development and with local market conditions. Occasionally, we may utilize the services of an independent company to provide us with statistical insights into each of our existing and potential future markets, but we do not rely significantly upon their assistance when making business decisions about properties to acquire or markets to enter. When deciding which properties to acquire and develop, we review the current and projected availability of lots, sales data of other developments as to both price and location and related demographic and building statistics and trends. Although we are dependent upon the overall economic conditions of each real estate market, we try to offer a wide range of products at different price points and in different geographical areas, both within each market and among our markets. We believe this helps us stabilize the inherent cyclical inconsistencies that occur in local real estate markets.

Marketing

We have a strong tradition and commitment to marketing and selling developed properties to smaller and medium-sized builders, who are not capable of developing residential properties of their own. Due to tight land supplies and escalating prices for vacant land, we have more recently sold property to larger builders who need a ready supply of properties for their future sales. We have also been successful in locating small to medium-sized local builders who like to build their projects near projects already undertaken by larger builders. We are active members in the Builder's Association and various trade organizations that allow us access to many potential customers. All of our personnel at each subsidiary are from the markets where such subsidiary operates and are active in marketing our developments to local and regional builders. Our employees have experience in land development and/or residential construction and tend to know the local and regional builders who operate in our markets. We rely on the contacts that our employees have in their local markets to market and sell our lots. We pay our employees a commission based on lots sold. We currently do not utilize non-employee salespersons to sell our lots.

We also try to establish relationships with what we believe are high quality contractors and engineering firms in each of our markets so that we have confidence that project construction quality and timeliness can be maintained to our standards. Beyond the benefits to our projects, these third parties tend to be referral sources for us, both for potential land acquisitions and for potential buyers of our developed lots.

Competition

We operate in a highly competitive environment. We compete with other real estate development companies and real estate brokers in developing and selling our properties. Most real estate development companies are locally-based, but have a high degree of knowledge and experience within that local area. We believe there are fewer than one dozen large national companies that operate in all markets in the United States. These companies tend to primarily be residential builders who have significant capital with which to purchase large tracts of land, 1,000 acres or more, throughout the United States. These companies tend to avoid smaller parcels and we do not often compete with these national companies for the purchase of tracts of land of our target size. In addition, there are many other real estate developers that operate within geographic regions, similar to us. We compete against these companies in our markets much the same way we compete against local real estate developers.

Competitive factors in the market for developing lots include the ability to identify and economically acquire quality land, ability to economically and timely complete development activities, ability to market the developed properties to builders, and knowledge of the market. We believe that we are able to compete successfully in our targeted markets because of the quality of our land inventory, our ready access to favorably-priced capital due to our credit history, relationships with local banks and private investors, our dedicated and knowledgeable staff, and our reputation.

Regulation

Our development activities are regulated and affected by federal, state, regional, and local environmental and conservation laws and policies. In addition, property development requires compliance with state, regional, and local zoning laws and regulations, including restrictions that may vary depending upon geographic features such as watercourses, slopes, soil types, forestation, and restrictions based upon historic use. State, regional and local laws, rules, regulations and ordinances vary from location to location, including variation among communities within the same state and region. These regulations impose specifications regarding lot size, road construction, structure setbacks, development density, building size, traffic generated, and other matters relevant to development and use of land. Control over land development is a power held by state government, however in most cases state government has delegated most of its power in this regard to local or regional government units. Federal regulations are authorized for limited matters which have been found to be national concerns, particularly watercourses, historic resources, environmental matters and wildlife protection. Whether local, state, or federal, these regulations are a matter of public record, and are reviewed prior to any purchase of land by us.

Land development requires approval from local, state and regional government entities within each jurisdiction. Although the development approval process varies from location to location, the process followed by our subsidiaries generally requires significant coordination and communication with multiple government entities. Our development plans are typically reviewed numerous times prior to approval, by the professionals and consultants we may engage, and by professional government staff, such as city planners, city engineers, county surveyors, and others. Development plans are often subject to public comment and consideration by a governing body such as a city council, a county board of commissioners, a watershed board, and others. In cases where federal or state review is necessary, we undergo this review and obtain the necessary approvals.

Our cost to comply with state and federal environmental laws generally includes approximately $4,000 to $6,000 per development for soil testing and soil boring tests, the costs of hiring a wetland biologist to inspect the property and for other tests as required or deemed advisable by management for a specific property. In certain cases, as a condition of obtaining necessary approvals, we may be required to undertake a phase I environmental study. This type of study, which addresses matters such as pollution and hazardous waste, generally costs $5,000 and is usually undertaken at the same time as the other tests. Such testing usually takes between sixty and ninety days, and is only begun after we acquire an option to purchase the property from the property owner. We nearly always complete these tests after we obtain an option to acquire the property but before we close on the purchase. This way, if a test discloses problems or leads us to not complete development, we lose only any initial payment and our costs of testing, inspections and studies. After we complete acquisition of a property and begin construction, we must comply with environmental requirements, particularly construction related, so as to provide for proper drainage, soil and wetland preservation. These requirements involve compliance with approved plans for drainage ponds and similar matters.

Personnel

As of March 31, 2003, we had 12 full time employees, two of whom are engaged in development activities in Indianapolis, one of whom is engaged in development activities in Kansas City and nine of who work from our main office in St. Paul. In each of the markets of our subsidiaries, we believe that the most effective means of developing our projects is through local management. We have managers in our Minneapolis-St. Paul, Indianapolis and Kansas City offices who are responsible for oversight of most facets of development activity beginning with the acquisition of land, through the construction process and culminating with the sale of developed lots. They do not have authority for project approval or any responsibility for arranging or obtaining financing. We are currently attempting to locate and hire a new manager for our Milwaukee office. In addition to development activities, our staff in Minnesota is engaged in accounting, administration and management. Our employees are not represented by a labor union nor are they covered by a collective bargaining agreement. We have not experienced any work stoppages and believe that employee relations are good.

Description of Property

We own our building in St. Paul, Minnesota. This building is approximately 3300 square feet. We believe this facility is sufficient to conduct our business for the foreseeable future.

Description of Legal Proceedings

We are not currently a party to any material legal proceeding, and, to the best of our knowledge, none is threatened.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

There is no public market for our debentures or our common stock and no public market for either will develop as a result of this offering even if all the debentures are converted into shares of our common stock. There are two (2) holders of our common stock. There is no market for our common stock.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, position, age and business experience of each of our executive officers and directors.

Name	Position	Age	Business Experience
Jeffrey Gardner	President and Director	49	Mr. Gardner has been our president and a member of our Board of Directors since 1996. Mr. Gardner has over 25 years of experience in the real estate development, construction and finance industry. From 1974 to 1996, Mr. Gardner was the president of a local home builder active in single-family home construction in the Minneapolis-St. Paul metropolitan area. Mr. Gardner is also been the chief manager of Hennessey Financial, LLC., a development financing company, president of Heritage Management, LLC, a multi-family residential builder, and chief executive officer of Assured Financial, LLC, a construction lending company, each of which conducts business with us. Mr. Gardner also owns a significant portion of and holds various officerships with other entities with which we have done business in the past or with which we do a more limited amount of business. See "Certain Relationships and Related Party Transactions."
John Dobbs	Vice President and Director	38	Mr. Dobbs has been our vice president since 1995 and has been employed by us since 1993. Mr. Dobbs has been in charge of our property acquisition and development activities since 1995. He has over 10 years experience in the real estate development business. He currently supervises operations in all four of our markets.
Mark J. Dixon	Treasurer and Chief Financial Officer	43	Mr. Dixon has been our chief financial officer since he joined the company in May 2002. Prior to joining us, he served as chief financial officer of Indie Entertainment, Inc. from 2000 to 2002; was the sole proprietor of a financial consulting business from 1999 to 2000; served as chief operating officer and general manager of K-tel International (USA), Inc. from 1998 to 1999 and chief financial officer and vice president of finance from 1989 to 1998. Mr. Dixon is a certified public accountant and graduated from Mankato State with a degree in business administration in 1981.

Investment Decision-Making Authority

Mr. Gardner and Mr. Dobbs are solely responsible for deciding which properties to purchase within all of our subsidiaries.

Executive Compensation

The compensation paid to each of our executive officers whose compensation exceeded $100,000 in each of 2001 and 2002 was as follows:

Name and Principal Position	Year	Salary	Bonus
Jeffrey Gardner, president	2002	$234,337	$ 0
	2001	161,612	10,000
	2000	161,835	10,000
John Dobbs, vice president	2002	$145,000	$30,000
	2001	97,815	29,475
	2000	85,800	24,500

Information Regarding the Board of Directors

Pursuant to our bylaws, the Board determines the number of members of our Board of Directors. Our Board currently consists of two members, Jeffrey Gardner and John Dobbs, both of whom are also employees. Members of the Board of Directors are elected at our annual shareholder meeting and serve until the next annual shareholder meeting or until their successors have been duly elected and qualified.

Directors may receive such compensation as may be determined from time to time by our Board of Directors. Our current directors, each of whom is an employee, do not receive any compensation for serving on the Board of Directors.

Indemnification and Limitation of Liability of Directors and Executive Officers

Section 302A.521 of the Minnesota Business Corporation Act provides that unless prohibited or limited by a corporation's articles of incorporation or bylaws, a corporation must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement which, in each case, were incurred in connection with actions, suits or proceedings in which such person is a party by reason of the fact that he or she was an officer, director, employee or agent of the corporation, if such person:

(i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

(ii) acted in good faith;

(iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director;

(iv) in the case of any criminal proceedings, had no reasonable cause to believe the conduct was unlawful; and

(v) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the corporation, or, in the case of performance by a director, officer, employee or agent of the corporation as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the corporation.

Section 302A.521, subd. 3, requires a corporation to advance, in certain circumstances and upon written request, reasonable expenses prior to final disposition. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

Our Bylaws provide that each director and officer, past or present, and each person who serves or may have served at our request as a director, officer, employee or agent of another corporation or employee benefit plan and their respective heirs, administrators and executors, will be indemnified by us in accordance with, and to the fullest extent permissible by, applicable law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling, pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Our Articles of Incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Minnesota Business Corporation Act. The Articles of Incorporation eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to us, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws, and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such provision shall not negatively affect any right or protection of any of our directors for, or with respect to, any acts or omissions of such director occurring prior to such amendment or repeal.

Stock Restriction Agreement

We are a party to a stock restriction agreement with Jeffrey Gardner and John Dobbs dated May 9, 2003. This agreement limits the rights of Mr. Gardner and Mr. Dobbs to sell or transfer their shares of our common stock by requiring each of them to offer to sell their shares to us prior to selling their shares to an unrelated party. In the event either Mr. Gardner or Mr. Dobbs is terminated, incapacitated or dies, we have an option to repurchase their shares of our common stock. In the event Mr. Gardner elects to sell or transfer more than 50% of the issued and outstanding shares of our common stock to a third party, Mr. Dobbs shall have the right to require the third party to purchase some or all of Mr. Dobbs' shares on the same terms and at the same price at the third party is purchasing Mr. Gardner's shares. While either Mr. Gardner or Mr. Dobbs is a shareholder of the company and for a period of one (1) year thereafter, they cannot compete against us in a fifty (50) mile radius of any of our present or future offices, including offices of our subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Business Relationships with Affiliates

We conduct or have conducted business with the following affiliated companies within the last two years:

- Heritage Management, LLC (builder),
- BDH Homes, Inc. (builder),
- Toothpick, LLC (office developer),
- Assured Financial, LLC (residential construction and development lender),
- Hennessey Financial, LLC (subordinate lender for real estate projects), and
- HD Aviation, LLC (aviation company).

Jeffrey Gardner, our principal shareholder, a director and our president, is the principal owner and chief executive officer of each of these companies. John Dobbs, our minority shareholder, a director and our vice president, is an equity owner of Heritage Management, BDH Homes, and HD Aviation.

Development Activities. We have been involved with two of our affiliated companies in significant development-related activities.

Heritage Management is a builder of multi family homes and townhouses with operations in the Minneapolis-St. Paul, Milwaukee, and Kansas City markets. Heritage Management is 84% owned by Jeffrey Gardner and 9% by John Dobbs and has been conducting operations since 2000. Our sales of developed lots to Heritage Management and its subsidiaries, including Lakeridge Townhomes, LLC and Carrousel Plaza Townhomes, LLC were as follows:

Period	Sales	Percent of our total sales (by dollars)	Percent of total lot purchases by Heritage Management (by dollars)
Year ended December 31, 2000	$500,000	3.5%	100%
Year ended December 31, 2001	$780,000	4.0%	100%
Year ended December 31, 2002	$1,756,000	6.2%	100%

Our sales to Lakeridge Townhomes were $1,568,000 in 2002 and no sales in 2001. Our sales to Carrousel Plaza Townhomes were $188,000 in 2002 and no sales in 2001. Balances due from Lakeridge Townhomes and Carrousel Plaza at December 31, 2002, were $224,424 and $48,251, respectively. During 2002, we advanced, on a short-term basis, certain construction costs to Villages of Sunnybrook, LLC, a subsidiary of Heritage Management. As of December 31, 2002, the balance due was $284,270. The projects in which Heritage Management, LLC purchased lots were Townhomes of Creekside, Northridge, Carrousel Plaza Townhomes, Lakeridge Townhomes and Shenandoah Apartments, all in Minnesota, and Townhomes of Riverplace in Wisconsin.

On a less frequent basis, Heritage Management also provides us with owner representative services such as oversight of general contractors and sales agents. During 2001 and 2002, such services were as follows:

Period	Owner Representative services
Year ended December 31, 2001	$238,392
Year ended December 31, 2002	$ 0

BDH Homes is a builder of multi-family homes with operations in the Milwaukee metropolitan area. BDH Homes is 50% owned by Jeffrey Gardner and 50% owned by John Dobbs and has been conducting operations since 1998. Our sales of developed lots to BDH Homes were as follows:

Period	Amounts	Percent of our total sales (by dollars)	Percent of total purchases by BDH Homes (by dollars)
Year ended December 31, 2000	$224,000	1%	100%
Year ended December 31, 2001	$884,000	4%	100%
Year ended December 31, 2002	$128,000	1%	100%

The only development in which BDH Homes purchased lots was Lakeridge (Wisconsin).

Office Space. Toothpick, LLC is 100% owned by Jeffrey Gardner and commenced operations in 2000. We sold $245,000 of developed lots to Toothpick in 2000, $561,524 of developed lots in 2001 and no lots in 2002. We made rental payments to Toothpick for leasing our office space as follows:

Period	Amounts
Fiscal Year ended December 31, 2000	$7,150
Fiscal Year ended December 31, 2001	$10,050

We acquired our headquarter building from Toothpick on August 29, 2001. The purchase price was $515,000. We paid for the building by delivering a $388,349 promissory note bearing interest at a rate of 8.25%, with monthly payments of $3,350 for 59 months, and a balloon payment of $341,400 due September 8, 2006. The remainder of the purchase price of $126,651 was paid by our funding of construction costs, property taxes and other related costs incurred during the development and construction of the project.

Financing Activities. Assured Financial is a construction and development lender for real estate developers and builders with operations in Minnesota. Assured Financial is 80% owned by Jeffrey Gardner and has been conducting operations since 1999. Our loans from Assured Financial are secured by a first mortgage on the subject property and if we default on these loans, Assured Financial would be entitled to recover the full amount of its loans before we would be able to receive any return on our investment. Assured Financial has provided financing for our development projects as follows:

Year Ended	Funds borrowed during year	Percent of total loans incurred by us (by dollars)	Percent of total funds loaned by Assured Financial (by dollars)	Balance due at end of year
December 31, 2001	$916,397	7.4%	12.4%	$956,413
December 31, 2002	$2,313,482	4%	11.7%	$2,186,597

The following table provides a break-down of our outstanding loans owed to Assured Financial at January 31, 2003:

Project Loan	**Amount due as of 1/31/03**	**Due Date**	**Interest Rate**	**Additional Fees**
Carrousel Plaza	$963,689	June 8, 2003	10%	2% Origination fees 1% Extension fees
Acorn Ridge	$1,325,979	July 3, 2003	8%	$18,400 Origination Fee

The following table shows the balance of what we owe to Assured Financial and the percent of our total loans outstanding as of December 31, 2002:

Balance of loans outstanding as of December 31, 2002	**Percent of our total loans outstanding as of December 31, 2002**
$2,186,596	6.1%

Hennessey Financial is a subordinated real estate development and construction lender with operations in Minnesota. Hennessey Financial is 100% owned by Jeffrey Gardner and has been conducting operations since 2000. Hennessey Financial has provided financing to our development projects as follows:

Year Ended	**Funds borrowed during year**	**Percent of total loans incurred by us (in dollars)**	**Percent of total funds loaned by Hennessey Financial (in dollars)**	**Balance due at end of year**
December 31, 2000	$199,000	1%	100%	$ 956,413
December 31, 2001	$1,256,292	6%	6%	$2,186,597
December 31, 2002	$2,139,238	5%	100%	$3,119,606

During 2001 and 2002, Hennessey Financial provided financing for Wright's Crossing, Carrousel Plaza, Biscayne Point and Shenandoah Apartments (in Minnesota); Santen/Timber Ridge (in Wisconsin); Royal Oaks, Ashfield Estates, Warren Pines and Green Lea Acres (in Indiana); and Bleakley (in Kansas). The following chart provides a break-down of our outstanding loans owed to Hennessey Financial at January 31, 2003:

Project Loan	**Amount due as of January 31, 2003**	**Maturity Date**	**Interest Rate**	**Additional Fees**
Wright's Crossing	$ 841,147	December 1, 2004	17%	None
Carrousel Plaza	50,968	August 1, 2003	20%	None
Biscayne Point	332,422	July 1, 2004	18%	2.0% Origination fees

Shenandoah Apts.	487,571	December 27, 2005	18%	3.0% Origination fees
Royal Oaks	422,561	March 14, 2005	18%	3.9% Origination fees
Ashfield Estates	112,380	August 16, 2005	18.5%	3.4% Origination fees
Warren Pines	200,725	December 13, 2005	20%	5.0% Origination fees
Green Lea Acres	378,350	November 13, 2004	20%	5.0% Origination fees
Bleakley	338,519	December 27, 2005	18%	4.9% Origination fees
TOTAL	$3,164,643			

The following table shows the balance of what we owe to Hennessey Financial and the percent of our total loans outstanding at January 31, 2003:

Balance of loans outstanding as of January 31, 2003	Percent of our total loans outstanding as of January 31, 2003
$3,164,643	8.8%

Aviation Services. HD Aviation owns and operates a single jet plane so that we can travel at our convenience between our subsidiaries in the Minneapolis-St. Paul, Milwaukee, Indianapolis, and Kansas City metropolitan areas. HD Aviation is 90% owned by Jeffrey Gardner and 10% owned by John Dobbs and has been conducting operations since 1998. HD Aviation provided travel services to us as follows:

Year Ended	Travel Services provided by HD Aviation
December 31, 2000	$447,742
December 31, 2001	$639,643
December 31, 2002	$338,377

In December 2002, HD Aviation transferred ownership to us of certain leasehold improvements to an aircraft hanger which it owned, together with certain related assets, for a price of $172,732, which equaled HD Aviation's cost of such improvements.

On September 30, 2002, HD Aviation acquired a jet airplane from an unrelated party for $2,770,000. The balance it owed after trade-in of another aircraft which it owned was paid by making a down payment of $407,000 which was funded by a loan from us to HD Aviation and borrowing $2,300,000 from an unaffiliated lender. The loan from us of $407,000 bore interest at an annual rate of 18%, and was being amortized over a 36-month period. On December 10, 2002, HD Aviation borrowed $407,000 from another related party and repaid us in full.

Guarantees of Mortgage Loans to Subsidiaries by Directors

Jeffrey Gardner has personally guaranteed all of the loans incurred by our subsidiaries for the development of our projects since our inception and John Dobbs has personally guaranteed substantially all of the loans incurred by our subsidiaries for the acquisition and development of our projects since he became a shareholder in 1997. During the years ended December 31, 2001 and 2002 respectively, the amount of guarantees provided were $22,144,192 and $35,463,594. Neither Mr. Gardner nor Mr. Dobbs has received any compensation for providing the personal guarantees.

In all cases, our management believes that the terms of the above transactions were and are no less favorable to us than would have been obtained from a nonaffiliated third party for similar services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables present, as of the date of this offering circular information with respect to beneficial ownership of our capital stock by: (i) each person known to beneficially own more than 5% of our outstanding voting capital stock; (ii) each executive officer; (iii) each director; and (iv) all executive officers and directors as a group. All persons have sole voting and dispositive power over such capital stock unless otherwise indicated.

		Percentage of Ownership (1)		
			After sale and conversion of	
Name	Number of shares of common stock beneficially owned	Prior to offering	the minimum amount of debentures	the maximum amount of debentures
Jeffrey Gardner, Director and President	2,000,000	90%	87.2%	68.2%
John Dobbs, Director and Vice President	222,000	10%	9.7%	7.6%
Mark Dixon, Chief Financial Officer	0	*	*	*
All directors and executive officers as a group (3 persons)	2,222,000	100%	96.9%	75.8%

* less than 1%

(1) You will not have any equity ownership in the company until you convert your debentures, if ever. Under the terms of the debentures we have the right to redeem the debentures at any time, including after we have received notice of an election to convert your debentures. If we redeem your debenture prior to conversion, you will not own any of our shares of common stock.

DESCRIPTION OF SECURITIES

The Debentures

The debentures represent our unsecured debt obligations. The debentures will be limited to $5,000,000 in aggregate principal amount. The debentures are not secured by any collateral, lien, sinking fund or insurance agency, either governmental or private. The following summarizes certain provisions of the debentures. This summary is not complete and is qualified in its entirety by reference to the form of debenture attached to and included in this offering circular as Appendix B, including the definitions in the debentures of some of the terms used below.

Terms. Each investor must select the maturity of their debenture at the time of their subscription. The term shall start upon our acceptance of your subscription agreement. We are offering debentures with the following terms and interest rates:

Term	Annual Interest Rate
3 years	11.0%
4 years	11.5%
5 years	12.0%

Interest. Each debenture will bear interest from the date of issuance, payable monthly on the tenth day of each month. The interest shall be pro rated, as necessary, for the first and final month that the debenture is outstanding. Interest shall be payable to the person in whose name the debenture is registered at the close of business by the 15th day of the month preceding such interest payment date. The principal and interest will be paid by check and mailed to the address of the person entitled thereto as it appears on the debenture register.

Redemption at Our Election. We may redeem the debentures prior to their stated maturity, in whole at any time or in part from time to time. We will give you not less than 10 or more than 60 days notice mailed to you prior to redemption. If you have tendered your election to convert your debentures into common stock, we have the right to redeem your debentures, in whole or in part, without any notice to you, at the original principal amount, including payment of accrued interest to the redemption date. If we redeem your debentures within the first year of your term, we will repay your principal plus a premium equal to five (5%) of the principal amount of the debentures, plus accrued interest to the redemption date. If we redeem your debentures at any time after the first year of your term we will repay your principal without premium, plus accrued interest to the redemption date. If less than all the debentures are to be redeemed, the particular debentures to be redeemed will be selected by us by such method as we shall select, including the selection for redemption of a portion of the principal amount of any debenture of any authorized denomination.

Redemption at Your Election. The debentures do not provide any right for you to require us to redeem your debentures at any time nor under any circumstances.

Subordination. The debentures will be subordinated in right of payment to, or "subordinate to," the prior payment in full of all senior indebtedness further described in the debenture, whether outstanding on the date of the debenture or incurred following the date of the debenture. There is no limit on the amount of senior indebtedness we may incur. Payment of the principal of, and interest on, the debentures is subordinated and subject to the prior payment in full of all senior indebtedness, so that (i) upon any distribution or other marshaling of our assets, whether upon dissolution, liquidation, reorganization, bankruptcy or receivership proceedings or otherwise, no payment may be made in respect of the debentures until all senior indebtedness shall have been paid in full or duly provided for, (ii) upon maturity of any senior indebtedness by lapse of time, acceleration or otherwise, all amounts payable in respect of such senior indebtedness shall be paid in full or duly provided for before any payments may be made on the debentures, and (iii) upon the happening of an event of default with respect to any senior indebtedness permitting the holders thereof to accelerate the maturity thereof and any senior indebtedness (except for defaults in the payment of principal, premium or interest on senior indebtedness) and upon notice to us by the holders of such senior indebtedness, no payment shall be made with respect to the principal of or interest on the debentures unless and until such event of default shall have been cured or waived.

"Senior Indebtedness" means all principal of (and premium of, if any) and unpaid interest on all indebtedness of our company, or with respect to which we are a guarantor, regardless of whether incurred on, before or after the date of the debenture: (i) for money borrowed from any bank, insurance company, or other lending institution regularly engaged in the business of lending money, whether or not secured; (ii) for money borrowed from any individual or entity that qualifies as an "accredited" investor pursuant to the rules and regulations of the Securities and Exchange Commission, whether or not secured; (iii) in connection with any deferral, renewal or extension of any indebtedness described in (i) or (ii) above or any debentures, notes, or other evidence of our indebtedness issued in exchange for indebtedness described in (i) or (ii) above; (iv) costs and expenses related to senior indebtedness; and (v) any other class of debentures or other forms of indebtedness that we issue in the future that we specifically identify as being senior toese debentures offered hereby. As of January 31, 2003, we and our subsidiaries had $36,966,350 of outstanding senior indebtedness. All such debt is either owed by us or is debt of our subsidiaries which is guaranteed by us.

The debentures are senior to our capital stock and will be senior to any other class of capital stock which may be authorized. There are no restrictions upon us regarding the creation of additional indebtedness, whether senior to or in parity with the debentures. Our rights and the rights of our creditors to participate in the assets of any subsidiary upon the liquidation or reorganization of any subsidiary are subject to prior claims of the subsidiary's creditors except to the extent we may ourselves be a creditor with recognized claims against the subsidiary, except to the extent that our claims are determined under applicable bankruptcy rules to constitute a "preference" or are otherwise limited. By reason of the subordination provisions, if we declare bankruptcy or become insolvent, you may recover less, ratably, than holders of any senior indebtedness.

Unsecured. The debentures are not secured by any of our assets. As a result, the debenture holders have not preferential right to receive any assets, or that the proceeds from the sale of any assets, upon our default upon the debentures. Instead, the debenture holders are unsecured creditors, subject to all of the rights of our senior indebtedness, as described above, and claims of our other creditors.

Conversion. The debentures are convertible at your option into shares of our common stock at any time beginning on the date one year after we accept your subscription for the debentures. The debentures will convert at a ratio of one share of our common stock per $7.0262 of principal amount of your debenture. For example, if you invest $5,000 in our debentures and elect to convert, you will receive 711 shares of our common stock and $4.37 as payment for partial shares. Any accrued but unpaid interest outstanding upon conversion will be paid in cash. You must give us prior written notice of at least thirty (30) days of your intention to convert your debenture into shares of our common stock. During this time, we may redeem your debenture and you will not be able to convert your debenture. Until the end of the 30-day notice period, you will not be deemed a shareholder and will have no rights as a shareholder of our company.

Because we are a S corporation, each of our shareholders must meet certain criteria established by the IRS and we are limited to no more than seventy-five (75) shareholders. All of our shareholders must meet certain requirements described below in "S Corporation Status."

We have not placed any restriction on the right of persons purchasing debentures in this offering to convert debentures to common stock. If even a single debenture holder who does not qualify as an S corporation shareholder converts his debentures, or if we have more than 75 shareholders, we would lose our S corporation tax status. A discussion of the effects of being an S corporation, and the consequences of losing our S corporation tax status is included on page 54.

No Sinking Fund. We have not established, are not required to establish, and do not intend to establish, any sinking fund or similar fund. A sinking fund is a fund into which the issuer of debentures pays a certain amount of the principal of the debentures each year over the term of the debenture. Such a sinking fund would be used to pay (or even prepay) all or a portion of the principal amount of the debentures at the expiration of their terms. We intend to repay the principal amount of the debentures at maturity using our cash flow from operations or the proceeds from the sale of additional debentures or other securities, if we are able to sell such securities. If we are unable to repay the principal amount of the debentures when due from cash flows from our operations or from other sources of cash, including sales of additional debentures or other securities, you will have to declare the debenture in default and exercise your rights to collect the amounts due under your debenture. We may not have sufficient resources to repay the debentures if we are in default and you could lose all or part of your investment.

Liquidation. If we liquidate our assets, dissolve the company or engage in any other winding up of our company, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the debentures until all senior debt has been paid. If any of the above events occurs, holders of senior debt may be able to submit claims on behalf of holders of the debentures and retain the proceeds for their own benefit until they have been fully paid and any excess will be turned over to you and other debenture holders if the terms of their debt or security interest allows.

Transfers. Intra-family transfers of our debentures for estate planning purposes are permitted upon written notice to us. In all other circumstances, you may transfer ownership of the debenture by written notice to us signed by you or your duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, at our discretion, require an opinion from your counsel, at your expense, that the proposed transfer will not violate any applicable securities laws and/or a customary signature guarantee in connection with the transfer. Upon transfer of a debenture, we will provide a new debenture to the new owner of the security.

Interest Accrual Date. Interest on the debentures will accrue from the date of purchase. The date of purchase will be the date we accept the subscription and receive funds, if the funds are received prior to 5:00 p.m. on a business day, or the next business day if the funds are received on a non-business day or after 5:00 p.m. on a business day. As to any subscriptions accepted where proceeds have been held in escrow, interest on the debentures will not accrue during the time that such funds are held in escrow but only from the date of acceptance of the subscription forward. (The escrow account does bear interest but at a substantially lower rate.) For this purpose, our business days are Monday through Friday, except for legal holidays in the State of Minnesota.

Events of Default. The following events are defined in the debenture as "Events of Default:"

(a) a failure to pay principal at maturity or any installment of interest on the debentures when due, and continuance of such for a period of thirty (30) days after written notice to us from the holder;

(b) the breach of any covenant or other term or condition of the debenture and continuance thereof for a period of thirty (30) days after written notice to us from the holder;

(c) any of our representations or warranties made in the debentures or in any statement or certificate given in writing pursuant to the debentures or in connection with the debentures being found to be false or misleading in any material respect;

(d) our becoming insolvent or admitting in writing our inability to pay our debts as they mature; or making an assignment for the benefit of creditors; or applying for or consenting to the appointment of a receiver or trustee for us or for a substantial part of our property or business; or such a receiver or trustee otherwise being appointed; or

(e) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors being instituted by or against us, and in the case of any proceeding filed against us without our consent, such proceeding has not been dismissed within ninety (90) days after such filing is made.

The occurrence of any of the above Events of Default, at the option of the holder of a debenture, shall make all sums of principal and interest then remaining unpaid, and all other amounts payable, immediately due and payable, all without demand, presentment or notice, other than specified above, all of which are expressly waived upon the occurrence of an Event of Default.

Modification, Waiver and Satisfaction of the Debentures. We, with the consent of the holders of a majority in aggregate principal amount of the debentures at the time outstanding, may add any provisions to or change in any manner or eliminate any of the provisions of or modify in any manner the rights set forth in the debentures; provided, however, that no such action shall:

(i) extend the maturity of a debenture, or reduce or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any currency other than in U.S. Dollars, without the consent of each holder so affected, or

(ii) reduce the percentage of debentures, the holders of which are required to consent to any such action or to any waiver of compliance with certain provisions of the debentures or certain defaults under the debentures and their consequences, without the consent of all holders of debentures then outstanding.

Prior to any declaration accelerating the maturity of the debentures, the holders of a majority in aggregate principal amount of the debentures at the time outstanding may on behalf of the holders of all of the debentures waive any past default thereunder and its consequences, except a default in the payment of principal of or interest on the debentures (which default may only be waived by each holder of such debenture.) Any such consent or waiver by a holder shall be conclusive and binding upon such holder and upon all future holders and owners of debentures and any debentures which may be issued in exchange or substitution therefor, irrespective of whether or not any notation thereof is made upon a debenture or such other debentures.

However, without the consent of any holder of the debentures, we may amend or supplement the debentures:

(a) to cure any ambiguity, defect or inconsistency,
(b) to provide for assumption of our obligations by holders of the debentures in the case of a merger or consolidation,
(c) to make any change that would provide any additional rights or benefits to the holders of the debentures or that does not negatively affect the legal rights under the debentures of any such holder.

The holders of a majority in aggregate principal amount of outstanding debentures may waive any existing default or compliance by us with certain restrictive provisions of the debentures.

No Personal Liability of Directors, Officers, Employees and Shareholders. No director, officer, employee, agent or shareholder of our company, will have any liability for any of our obligations under the debentures or for any claim based on, in respect to, or by reason of, those obligations or their creation. None of our officers, directors or shareholders have guaranteed these debentures.

No Indenture Agreement. We have not entered into an indenture or trust agreement with any bank or other company that might otherwise act as your agent to protect your rights pursuant to the debentures. You will be responsible for monitoring our compliance with the terms of the debentures and taking appropriate action if we are in default under the terms of the debentures.

Limited Covenants. The debentures do not include many covenants often contained in debentures, including collateral or security requirements, limits on senior debt, limits on dividends or other distributions to shareholders, sinking fund requirements, ratios related to assets or revenues, or requirements for audits. The covenants that do exist in the debentures are not designed to protect you if our financial condition or results of operations worsens. These covenants do not place any restriction on our ability, among other things, to create or incur secured or senior indebtedness. The debentures do not contain covenants specifically designed to protect you if we engage in a highly leveraged transaction.

No Governmental Regulation of Debentures. No governmental agency, including the FDIC, will regulate the debentures or insure you against loss.

Service Charges. We reserve the right to assess service charges for replacing lost or stolen debentures (for which an affidavit from the holder will be required), changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

Reports. We do not intend to distribute annual reports to debentures holders. We will make available, upon request by a debenture holder, a copy of our year-end audited financial statements when available.

Authorized and Outstanding Capital Stock

Our articles of incorporation authorize the issuance of 10,000,000 shares of capital stock all of which are designated as shares of common stock, $0.01 par value per share, of which 2,222,000 shares are outstanding.

We have two record holders of our common stock. There is no public trading market for any of our capital stock. We currently make cash distributions to our two shareholders in order to allow them to pay the portion of their income taxes related to our net income. We are under no obligation to do so and may decide not to make such distributions in the future. Other than as described in the previous sentence, we have not paid any dividends on our capital stock since our inception and currently intend to retain all earnings for use in our business for the foreseeable future. Our articles of incorporation provide that we shall indemnify our officers and directors to the full extent permitted by Minnesota law.

The following summary of certain provisions of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our articles of incorporation and applicable law

S Corporation Status

We are currently an S corporation. S corporation status requires shareholders to pay taxes on corporate earnings regardless of whether the corporation distributes funds to the shareholders to pay such taxes. While we intend to distribute earnings to our shareholders with which to pay taxes, there can be no assurance that such distributions will be made. Accordingly, our shareholders may be required to fund tax liabilities even though there is no right to dividends.

S corporations are subject to several material restrictions, including the following:

- an S corporation can have no more than 75 shareholders;
- non-resident aliens may not own capital stock of an S corporation;
- only certain individuals, estates, certain trusts, and certain exempt organizations may own shares of the capital stock of an S corporation; and
- an S corporation may have only one class of capital stock, which must be common stock and may be designated as either voting or non-voting common stock.

Although we currently meet each of these requirements, we may lose, either intentionally or unintentionally, our S corporation status by exceeding the 75-shareholder limit or by allowing non-qualified persons or entities to become shareholders. Although the loss of our S corporation status would not, itself, be a taxable event, such loss would subject our corporation and our shareholders to two levels of taxation.

Common Stock

Authorized but unissued shares of common stock may be issued from time to time in such amounts and for such consideration as the board of directors determines. No share of our common stock is entitled to preference over any other share of common stock, and each share is equal to any other share of common stock in all respects. Holders of common shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. As there are no cumulative voting rights, the holders of more than 50% of the shares voting in an election of directors may elect all of our directors. The holders of common shares have no preemptive or other subscription or conversion rights. The common shares are not subject to redemption and there are no redemption or sinking fund provisions applicable to the common stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, each common share is entitled to share pro rata in any dividend declared out of funds legally available. In any distribution of capital assets, such as liquidation, whether voluntary or involuntary, holders of the common shares are entitled to receive pro rata the assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock.

Preferred Stock

All authorized and unissued shares of our capital stock are shares of common stock, subject to redesignation by the board of directors. Our board of directors has the authority to establish the terms of authorized shares and issue such shares in one or more classes or series of preferred or other capital stock. The consent of the holders of the issued and outstanding shares of common stock is not required for designation and issuance of shares of authorized capital stock.

The rights of the holders of our common stock will be subject to, and could be negatively affected by, the rights of the holders of any preferred stock that we may issue in the future. Our board of directors may designate and fix rights, preferences, privileges and restrictions of each series of preferred stock which are greater than those of our common stock. Our issuance of preferred stock could, among other things:

- restrict dividends on our common stock;
- dilute the voting power of our common stock;
- impair the liquidation rights of our common stock; or
- discourage, delay or prevent a change of control of our company.

Although we currently have no plans to issue shares of blank check preferred stock, we may issue them in the future.

PLAN OF DISTRIBUTION

We are offering a minimum of $500,000 and a maximum of $5,000,000 of principal amount of unsecured subordinated convertible debentures. We are conducting the offering on a "$500,000 minimum , $5,000,000 maximum" basis. This means that subscriptions for the minimum amount of debentures must be received by us before proceeds from the offering will be available to us. We are requiring that each investor purchase at least $5,000 in principal amount of debentures; however, we may waive the minimum investment for selected investors. There is no requirement that any minimum dollar amount be purchased of debentures with a 3-year, 4-year, or 5-year term, only that the aggregate amount of debentures purchased be at least $500,000.

The offering began on the date on the cover of this offering circular and will end on the earlier of ___________, 2004 and the date on which we have sold all the debentures. Our officers and directors will be offering and selling the debentures themselves and will not be paid any commission or any other payment in connection with their efforts.

We estimate that that our offering costs will be as follows:

Expense	Cost
Registration Fees	$ 1,050
Legal Fees	$70,000
Printing Fees	$ 8,950
Total	$80,000

All proceeds from the offering will be held in an escrow account with Premier Bank, Maplewood, Minnesota as an escrow agent, until acceptance by us, at our sole discretion, of subscriptions for the minimum amount of debentures. If we reject your subscription, in whole or in part, the purchase price received by us will be refunded to you, without deduction of any commission or expenses and without interest, within ten (10) days of such rejection. If the minimum number of debentures is not sold, the purchase price received by us will be refunded to you within ten (10) days of the end of the offering period or when we abandon the offering. If we return the purchase price to you because the offering was not completed or we abandon the offering, we will also pay you your proportionate share of the interest earned while the funds were held in the escrow account. After subscriptions for the minimum number of debentures have been received, an initial closing will be held and the proceeds of debentures sold through that date will be released to us. After the initial closing, all funds will be directly accessible to us and will not be deposited in an escrow account.

The address of Premier Bank is:

2866 White Bear Avenue
Maplewood, MN 55109
c/o "Heritage Development Escrow Account"

We are offering the debentures when, as, and if subscriptions are received and accepted by us and subject to certain other conditions. We reserve the right to withdraw, cancel or modify the offering and to reject any subscription in whole or in part, in our discretion. A subscription is not subject to revocation or reduction by you. You do not have the right to demand return of your subscription unless the minimum number of debentures is not sold or unless the offering is withdrawn by us.

Investors need not meet any suitability standards.

LEGAL MATTERS

Larkin, Hoffman, Daly & Lindgren, Ltd., will pass upon the validity of the debentures and shares of common stock issuable upon conversion of the debentures being offered hereby.

We have received certain advice from our legal counsel in connection with the matters described herein. Such legal advice is solely for our benefit and not for the benefit of any prospective investor. You are not entitled to, and should not rely on any such advice and should not consider any such counsel to represent you or your interests. You should consult with your own legal and other counsel.

INDEPENDENT AUDITORS

The consolidated financial statements as of December 31, 2001 and 2002 attached to this offering circular have been audited by Virchow, Krause & Company, LLP, independent auditors, as stated in their report appearing herein.

ADDITIONAL INFORMATION

An offering statement on Form 1-A, including amendments thereto, relating to the subordinated debentures offered hereby has been filed with the Securities and Exchange Commission (the "Commission"). The information in this offering circular is not complete and may be changed. We may not sell the subordinated debentures until the offering statement filed with the Commission is qualified. This offering circular is not an offer to sell these subordinated debentures and it is not soliciting an offer to buy these subordinated debentures in any state where the offer or sale is not permitted. For further information with respect to us and the subordinated debentures offered hereby, reference is made to the offering statement and the exhibits and schedules thereto. A copy of the offering statement, including exhibits and schedules thereto, may be inspected by anyone without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission.

HERITAGE DEVELOPMENT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2002

HERITAGE DEVELOPMENT, INC.

AND SUBSIDIARIES

St. Paul, Minnesota

December 31, 2002 and 2001

CONSOLIDATED FINANCIAL STATEMENTS

Including Independent Auditors' Report

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Heritage Development, Inc.
St. Paul, Minnesota

We have audited the accompanying consolidated balance sheets of Heritage Development, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and changes in retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Development, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 3, 2003, except for Note 12,
as to which the date is May 9, 2003

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001	Increase (Decrease)
Assets			
Cash and cash equivalents	$ 1,643,529	$ 244,783	$ 1,398,746
Land held for development	16,454,192	7,971,754	8,482,438
Development in process	11,548,978	17,691,086	(6,142,108)
Completed development	9,672,923	4,439,212	5,233,711
Related company receivables	769,969	149,415	620,554
Prepaid expenses	-	1,798	(1,798)
Land	117,500	117,500	-
Office building	508,135	508,135	-
Office furniture	99,761	63,309	36,452
Vehicles	136,366	112,731	23,635
Office equipment	126,756	120,010	6,746
Leaseholds	172,732	-	172,732
Accumulated depreciation	(236,395)	(172,980)	(63,415)
Restricted cash	70,410	531,058	(460,648)
Note receivable - stockholder	60,775	2,104,840	(2,044,065)
Notes receivable	5,072,712	57,437	5,015,275
Other receivables	-	134,232	(134,232)
Other assets	1,882	-	1,882
Total Assets	$ 46,220,225	$ 34,074,320	$ 12,145,905
Liabilities			
Accounts payable	$ 623,237	$ 137,650	$ 485,587
Project related payables	1,694,974	2,349,304	(654,330)
Accrued wages and vacation	60,546	39,683	20,863
Accrued payroll taxes	6,452	5,264	1,188
Accrued interest	1,562,737	793,798	768,939
Accrued real estate taxes	163,030	107,259	55,771
Accrued corporate taxes	5,000	5,000	-
Related company payables	1,537	26,473	(24,936)
Deposits	302,400	347,500	(45,100)
Estimated costs to complete lots sold	1,511,465	621,781	889,684
Notes payable - land development	35,430,037	25,091,039	10,338,998
Notes payable - other	473,461	589,706	(116,245)
Special assessments payable	863,113	128,497	734,616
Total Liabilites	42,697,989	30,242,954	12,455,035
Minority Interest	40,311	-	40,311
Mandatory Redeemable Common Stock, 2,222,000 shares	3,481,925	3,831,366	(349,441)
Total Stockholders' Equity	-	-	-
Total Liabilities and Stockholders' Equity	$ 46,220,225	$ 34,074,320	$ 12,145,905

See accompanying notes to consolidated financial statements.

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS
For the Years Ended December 31, 2002 and 2001

	2002		2001	
	Amount	Percent	Amount	Percent
Revenues				
Lot sales	$ 26,111,013		$ 25,900,647	
Interest income	147,417		377,706	
Total Revenues	26,258,430	100.0	26,278,353	100.0
Cost of Revenues				
Land and development fees	21,480,614	81.8	20,506,039	78.1
Closing fees	99,422	0.4	137,799	0.5
Commissions	250,124	0.9	373,874	1.4
Total Cost of Revenues	21,830,160	83.1	21,017,712	80.0
Gross Margin	4,428,270	16.9	5,260,641	20.0
Holding Costs				
Interest expense	780,214	3.0	851,239	3.3
Real estate taxes	230,734	0.9	99,817	0.4
Total Holding Costs	1,010,948	3.9	951,056	3.7
General and Administrative Expenses				
Accounting	129,116	0.5	67,714	0.3
Advertising	68,873	0.3	141,550	0.5
Amortization	-	-	941	-
Auto - mileage	6,344	-	9,722	-
Auto - other	52,499	0.2	31,670	0.1
Bad debts	-	-	9,000	-
Business meals	4,290	-	9,409	-
Contributions	650	-	405	-
Depreciation	64,354	0.3	61,728	0.2
Dues and subscriptions	1,919	-	7,324	-
Education	395	-	1,389	-
Insurance	138,477	0.5	107,118	0.4
Legal	122,208	0.5	215,810	0.8
Miscellaneous	1,282	-	887	-
Office	110,076	0.4	108,775	0.4
Office space	22,615	0.1	8,832	-
Payroll taxes	58,921	0.2	59,306	0.3
Postage	5,169	-	6,105	-
Professional services	65,719	0.3	98,168	0.4
Project abandonment	28,996	0.1	207,210	0.8
Telephone	60,667	0.2	52,022	0.2
Travel and lodging	364,906	1.4	672,199	2.6
Wages	1,059,801	4.0	853,690	3.3
Real estate taxes	22,798	0.1	11,000	-
Capitalized project costs	(784,844)	(3.0)	(756,048)	(2.8)
Total General and Administrative Expenses	1,605,231	6.1	1,985,926	7.5
Net Income from Operations	$ 1,812,091	6.9	$ 2,323,659	8.8

See accompanying notes to consolidated financial statements.

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS (cont.)
For the Years Ended December 31, 2002 and 2001

	2002		2001	
	Amount	Percent	Amount	Percent
Other Income (Expense)				
Interest income	$ 3,649	-	$ 26,620	0.1
Other income (expense)	(7,299)	-	(3,467)	-
Loss on disposal of property and equipment	(772)	-	-	-
Interest expense	(483,929)	(1.8)	(453,318)	(1.7)
Net Other Income (Expense)	(488,351)	(1.9)	(430,165)	(1.6)
Net Income (Loss) Before Minority Interest	1,323,740	5.0	1,893,494	7.2
Minority Interest in Income of Subsidiary	17,667	-	-	-
Net Income (Loss)	1,306,073	5.0	1,893,494	7.2
Retained Earnings - Beginning of Year	3,344,777		1,839,283	
Stockholder distributions	(1,655,514)		(388,000)	
Retained Earnings - End of Year	$ 2,995,336		$ 3,344,777	

See accompanying notes to consolidated financial statements.

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows from Operating Activities:		
Net income	$ 1,306,073	$ 1,893,494
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization	64,354	62,669
Loss on disposal of property and equipment	772	-
Minority interest in income of subsidiary	40,311	-
Changes in operating assets and liabilities		
Land and development	(7,574,041)	295,809
Accounts receivable	-	(72,592)
Related company receivables	(4,416,072)	(2,404,006)
Prepaid expenses	(84)	597
Land sale contracts	-	540,000
Deposits	(45,100)	48,010
Estimated costs to complete lots sold	889,684	46,479
Related company payables	3,770,582	3,007,711
Special assessments payable	734,616	(900,900)
Accounts payable and accrued expenses	678,018	(985,719)
Net adjustments	(5,856,960)	(361,942)
Net Cash Flows from Operating Activities	(4,550,887)	1,531,552
Cash Flows from Investing Activities:		
Receipt of notes receivable	(4,915,275)	-
Collections on notes receivable	34,232	-
Proceeds from sale of fixed assets	22,549	-
Proceeds received on stockholder receivable	2,044,065	-
Advances to shareholders	-	(1,566,139)
Purchases of property and equipment	(240,190)	(517,141)
Net Cash Flows from Investing Activities	(3,054,619)	(2,083,280)
Cash Flows from Financing Activities:		
Debt advances	35,721,369	22,144,192
Debt payments	(25,522,251)	(20,856,116)
Stockholder distributions	(1,655,514)	(388,000)
Net Cash Flows from Financing Activities	8,543,604	900,076
Net Increase in Cash and Cash Equivalents	938,098	348,348
Cash and Cash Equivalents - Beginning of Year	775,841	427,493
Cash and Cash Equivalents - End of Year	$ 1,713,939	$ 775,841
Supplemental cash flows information:		
Interest paid	$ 1,963,135	$ 2,837,421
Noncash investing and financing information:		
Equipment contracts payable to financing company for purchase of vehicles	$ 23,635	$ -

See accompanying notes to consolidated financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Heritage Development, Inc. and Subsidiaries (the Company) develops land for resale. The Company acquires project sites, improves the property to make its subdivided properties suitable for construction of single family and multi-family homes (and occasionally commercial facilities). The Company currently operates in land development in Minnesota, Wisconsin, Kansas and Indiana.

Principles of Consolidation - On December 16, 1996, Heritage Development, Inc. was incorporated as a Minnesota S-Corporation. The purpose of the corporation is to serve as a holding company for subsidiary S-Corporations.

The transfer of stock of Heritage Development of Minnesota, Inc., Heritage Development of Wisconsin, Inc., and Heritage Development of Kansas, Inc. (Minnesota S-Corporations) to Heritage Development, Inc. took place effective January 1, 1997.

On August 20, 1999, Heritage Development, Inc. purchased 500 shares, at $1 per share, of Heritage Development of Indiana, Inc. (a newly formed Minnesota S-Corporation).

On November 30, 2002, an employee acquired a 5% minority interest in Heritage Development of Minnesota, LLC, a wholly owned subsidiary of Heritage Development of Minnesota, Inc. The 5% minority interest was acquired for $29,630.

On December 19, 2002, Heritage Development, Inc. increased authorized capital shares of common stock to 10,000,000 shares of $.01 per share par value and authorized a stock split of 2,000 shares per every share outstanding. The stock split has been retroactively reflected in the accompanying financial statements.

Authorized and outstanding shares of no-par stock for the holding company and for each subsidiary S-Corporation are as follows:

	Authorized	Issued and Outstanding
Heritage Development, Inc. (holding company)	10,000,000	2,222,000
Heritage Development of Minnesota, Inc. (subsidiary)	1,000	500
Heritage Development of Wisconsin, Inc. (subsidiary)	25,000	1,000
Heritage Development of Kansas, Inc. (subsidiary)	1,000	1,000
Heritage Development of Indiana, Inc. (subsidiary)	500	500

The consolidated financial statements as of December 31, 2002 and 2001 and for the years then ended include the above holding company and subsidiary S-Corporations and their wholly-owned Limited Liability Company second tier subsidiaries. All material intercompany balances have been eliminated in the combination.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Revenue Recognition - Revenue from the sale of land is recognized when each of the following criteria are met:

- The period of cancellation with refund has expired.
- Cumulative payments of principal and interest exceed 10% of the contract price.
- The receivable is deemed collectible.
- The receivable from the sale is not subject to subordination to new loans on the property.
- Development is complete or an estimated cost to complete the improvements to the sold lot is recorded.

If each of the above criteria are not met, the Company accounts for amounts received on executed purchase agreements as deposits. A summary of deposits by project is as follows as of December 31, 2002:

	Parcels Subject to Purchase Agreements	Options & Deposits Received	Purchase Agreement Amounts
Minnesota:			
Carrousel Plaza	6	$ 60,000	$ 228,000
Paumen Addition	4	10,500	150,600
Paumen 2nd Addition	2	5,000	77,800
Subtotal – Minnesota	12	75,500	456,400
Indiana:			
Warren Pines	52	52,000	1,208,000
Carrigan at the Levee	34	68,000	1,363,400
The Reserve at Royal Oaks	104	50,000	2,658,000
The Depot at Grassy Creek	52	26,900	1,471,800
Ashfield Estates	81	20,000	1,570,000
Auburn Meadows	34	5,000	1,224,000
Green Lea Acres	70	5,000	1,120,000
Subtotal – Indiana	427	226,900	10,615,200
Total	439	$ 302,400	$ 11,071,600

Deposits associated with purchase agreements, which are cancelled without refund, are recognized as income in the period of cancellation. Interest income associated with purchase agreements are reported as interest income in the period in which the sale is closed.

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Inventory and Cost of Sales - Land inventory is recorded at the lower of cost or market. Costs are allocated to projects by specific identification. Interest expense and real estate taxes are capitalized and added to the cost of land during the period that the land is actively developed. A summary of estimated total costs, costs incurred through December 31, 2002 and estimated remaining expenditures for improvements over the following five years is as follows:

	Estimated Total Costs	Costs Incurred through 12/31/02	Estimated Costs to Complete Development	Projected Remaining Expenditures 2003	2004-2007
Minnesota:					
Townhomes of Creekside	$ 819,191	$ 819,191	$ -	$ -	$ -
Heritage Office Park	510,528	510,528	-	-	-
Kelly Glen Phase 2	2,930,000	2,923,288	6,712	6,712	-
Shenandoah Place Outlot C	1,880,000	1,868,963	11,037	11,037	-
Shenandoah Apartments	4,011,883	2,717,278	1,294,605	1,294,605	-
Wrights Crossing Phase I	2,034,817	2,014,317	20,500	20,500	-
Wrights Crossing Phase II	2,765,208	2,526,907	238,301	238,301	-
Wrights Crossing Phase III	2,828,106	676,638	2,151,468	1,000,000	1,151,468
Bluebill Ponds	3,472,252	3,451,869	20,383	20,383	-
Carrousel Plaza Townhomes	1,210,000	1,207,671	2,329	2,329	-
Carrousel Plaza Commercial	353,400	353,400	-	-	-
Paumen 1st Addition	1,300,171	1,275,171	25,000	25,000	-
Paumen Commercial	234,621	234,621	-	-	-
Paumen 2nd Addition	1,340,007	1,073,181	266,826	266,826	-
Paumen 3rd Addition	739,702	412,975	326,727	150,000	176,727
Fargaze Meadows	*	801,304	*	*	*
Acorn Ridge	2,125,244	1,996,899	128,345	128,345	-
Wachter Property	495,469	495,469	-	-	-
Olsen Property	*	56,845	*	*	*
Bergland Property	*	56,765	*	*	*
Otsego Property	*	20,607	*	*	*
Biscayne Pointe 4th Addition	4,258,870	2,966,471	1,292,399	1,292,399	-
Biscayne Pointe 5th Addition	*	860,372	*	*	*
Monticello Property	*	37,968	*	*	*
Hugo Property	*	21,586	*	*	*
Spike Property	*	20,000	*	*	*
Stabenow Property	*	2,983,516	*	*	*
Empire Property	*	58,129	*	*	*
Total Minnesota	33,309,469	32,441,929	5,784,632	4,456,437	1,328,195
Wisconsin:					
Lake Ridge Estates Phase I	1,794,843	1,794,843	-	-	-
Lake Ridge Phases II & III	4,061,582	4,061,582	-	-	-
Riverplace Townhomes	924,157	924,157	-	-	-
TimberRidge	*	2,145,997	*	*	*
Newman Property	*	2,500	*	*	*
Klak Property	*	26,674	*	*	*
Manke Property	*	15,263	*	*	*
Total Wisconsin	6,780,582	8,971,016			
Kansas:					
Blackthorne Estates	1,974,120	1,974,120	-	-	-
Blackthorne Estates II & III	2,012,092	2,012,092	-	-	-
Blackthorne IV	2,050,000	2,001,145	48,855	48,855	
Blackthorne V	*	441,743	*	*	*
Sunnybrook Phase I	960,166	621,400	338,766	338,766	-
Sunnybrook Phase II	*	481,889	*	*	*
Sunnybrook Phase III	*	819,872	*	*	*
Sunnybrook Phase IV	*	889,352	*	*	*
Sunnybrook Phase V	*	1,609,950	*	*	*
Blumenthal Property	*	77,660	*	*	*
Persimmon Point	*	2,127,779	*	*	*
Total Kansas	6,996,378	13,057,002	387,621	387,621	

NOTE 1 - Summary of Significant Accounting Policies (cont.)

	Estimated Total Costs	Incurred through 12/31/02	Costs to Complete Development	Projected Remaining Expenditures 2003	2004-2007
Indiana:					
Auburn Meadows sec. 2	649,243	649,053	190	190	-
Auburn Meadows sec. 3 & 4	1,965,170	1,524,480	440,690	440,690	-
Auburn Meadows Future Phases	*	1,166,403	*	*	*
The Depot at Grassy Creek	1,418,953	1,266,509	152,444	152,444	-
Warren Pines sec. IA	1,400,000	1,385,519	14,481	14,481	-
Warren Pines sec. IB	780,264	648,075	132,189	132,189	-
Warren Pines sec. IIA	*	498,802	*	*	*
Pheasant Run	*	83,981	*	*	*
Ashfield Estates	2,517,630	2,140,413	377,217	377,217	-
Carrigan at the Levee	1,327,000	1,254,326	72,674	72,674	-
The Reserve at Royal Oaks	2,209,730	1,842,284	367,446	225,000	142,446
Faith Knoll	*	57,920	*	*	*
Blue Heron Lakes	*	1,035	*	*	*
German Church Property	*	668	*	*	*
Green Lea Acres	1,001,067	788,540	212,527	212,527	-
Total Indiana	13,269,057	13,308,008	1,769,858	1,627,412	142,446
Total	$ 60,355,486	$ 67,777,955	$ 7,942,111	$ 6,471,470	$ 1,470,641

* Undeveloped land, budget not available.

Costs incurred by the holding company (Heritage Development, Inc.) are allocated to the operating corporations based on an Administrative Services Agreement. The agreement specifies the nature of services provided and such costs are either capitalized as project costs or recorded as general and administrative expenses. The classification of certain wages and other costs incurred in the acquisition and development stages of land development projects are capitalized as a component of inventory. The net effect on inventory value at December 31, 2002, 2001, and 1997 through 2000 on the reported net income for the respective years of the Company is as follows:

	1997 -2000	2001	2002	Total	Capitalized Costs Remaining to be Relieved Through Cost of Sales at 12/31/02
Additional Capitalized Costs	$ 2,009,903	$ 756,048	$ 784,844	$ 3,550,795	
Cost of Sales					
Portion of 1997 capitalized costs	(249,854)	(16,060)	(14,080)	(279,994)	$ 1,180
Portion of 1998 capitalized costs	(337,869)	(37,090)	(21,760)	(396,719)	2,240
Portion of 1999 capitalized costs	(333,201)	(106,210)	(26,620)	(466,031)	68,833
Portion of 2000 capitalized costs	(97,833)	(210,842)	(164,351)	(473,026)	321,880
Portion of 2001 capitalized costs	n/a	(175,836)	(198,702)	(374,538)	381,510
Portion of 2002 capitalized costs	n/a	n/a	(170,244)	(170,244)	614,600
Net increase in inventory and Net Income	$ 991,146	$ 210,010	$ 189,087	$ 1,390,243	$ 1,390,243
			Minnesota	$ 519,890	
			Wisconsin	78,420	
			Kansas	302,970	
			Indiana	488,963	
				$ 1,390,243	

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Acquisition and development costs are charged to the cost of sales when the related revenue is recognized. Costs are allocated to lots sold based on the relative estimated sales value of each lot remaining unsold. Inventories consisted of the following at December 31:

	Lots	Undeveloped	In Process	Complete	Totals 2002	Totals 2001
Minnesota:						
Paumen 1st Addition	4	$ -	$ -	$ 145,000	$ 145,000	$ 996,400
Paumen Commercial Addition	5	-	-	194,400	194,400	182,500
Paumen 2nd Addition	31	-	-	1,256,708	1,256,708	577,370
Paumen 3rd Addition	N/A	412,972	-	-	412,972	394,096
Wrights Crossing 1st Addition	6	-	-	252,900	252,900	719,000
Wrights Crossing 2nd Addition	60	-	-	1,859,350	1,859,350	2,196,130
Wrights Crossing 3rd Addition	N/A	676,638	-	-	676,638	571,423
Carrousel Plaza Townhomes	33	-	-	1,050,445	1,050,445	1,206,623
Carrousel Plaza Commercial	N/A	-	-	353,400	353,400	239,979
Wachter Property	-	-	-	-	-	7,190
Blue Bill Ponds	-	-	-	-	-	419,800
Fargaze Meadows/Northfield	N/A	801,304	-	-	801,304	44,215
Acorn Ridge	N/A	-	-	1,996,899	1,996,899	60,637
Rother/Vermillion Property	N/A	-	-	-	-	19,678
Bester/Vermillion Property	N/A	-	-	-	-	10,409
St. Joseph Property	N/A	-	-	-	-	10,539
Apache Plaza Property	N/A	-	-	-	-	26,290
Carver/Olsen Property	N/A	56,845	-	-	56,845	3,062
Watertown/Bergland Property	N/A	56,765	-	-	56,765	-
Ostego/Bobendrier Property	N/A	20,607	-	-	20,607	-
Biscayne Point 5th Addition	N/A	860,372	-	-	860,372	-
Monticello/Paumen Property	N/A	37,968	-	-	37,968	-
Hugo/Campbell Property	N/A	21,586	-	-	21,586	-
Spike Property	N/A	20,000	-	-	20,000	-
Stabenow Property	N/A	2,983,516	-	-	2,983,516	53,026
Bester/Empire Property	N/A	58,129	-	-	58,129	52,383
Heritage Office Park	1	-	-	72,774	72,774	71,907
Shenandoah Apartments	N/A	-	2,717,278	-	2,717,278	2,131,774
Kelly Glen 2nd Addition	1	-	-	8,457	8,457	9,109
Townhomes of Creekside	-	-	-	-	-	234,000
Shenandoah Place Outlot C	-	-	-	-	-	320,000
Cherrywood Knoll	-	-	-	-	-	66,400
Abbott Property	-	-	-	-	-	1,044,369
Total Minnesota		6,006,702	2,717,278	7,190,333	15,914,313	11,668,309
Wisconsin:						
Lake Ridge Phase I	1	-	-	29,130	29,130	171,360
Lake Ridge Phase II & III	112	-	-	66,220	66,220	2,738,010
Riverplace Townhomes	-	-	-	-	-	195,733
TimberRidge/Santen Property	N/A	2,145,997	-	-	2,145,997	1,774,891
Donna Drive	N/A	-	-	-	-	15,413
Newman Property	N/A	2,500	-	-	2,500	2,569
Klak/Milwaukee Property	N/A	26,674	-	-	26,674	-
Manke Property	N/A	15,264	-	-	15,264	-
Total Wisconsin		2,190,435		95,350	2,285,785	4,897,976
Kansas:						
Blackthorne Plat I	1	-	-	38,670	38,670	611,670
Blackthorne Plats II & III	7	-	-	543,120	543,120	1,347,750
Blackthorne Plat IV	3	-	-	145,350	145,350	877,410
Blackthorne Plat V	N/A	441,743	-	-	441,743	383,977
Sparks Property	N/A	-	-	-	-	10,000
Sunnybrook Estates Phase I	N/A	-	621,400	-	621,400	3,415,591
Sunnybrook Estates Ph. II	N/A	481,889	-	-	481,889	-
Sunnybrook Estates Ph. III	N/A	819,872	-	-	819,872	-
Sunnybrook Estates Ph. IV	N/A	889,352	-	-	889,352	-
Sunnybrook Estates Ph. V	N/A	1,609,950	-	-	1,609,950	-
Blumenthal Property/Brookfield	N/A	77,660	-	-	77,660	10,519
West Santa Fe Property	N/A	2,127,780	-	-	2,127,780	-
Total Kansas		6,448,246	621,400	727,140	7,796,786	6,656,917

NOTE 1 - Summary of Significant Accounting Policies (cont.)

	Lots	Undeveloped	In Process	Complete	Totals 2002	Totals 2001
Indiana:						
The Depot at Grassy Creek	N/A	-	1,266,509	-	1,266,509	409,234
Warren Pines Sec. IA	21	-	-	494,100	494,100	1,246,501
Warren Pines Sec. 1B	N/A	-	648,075	-	648,075	240,193
Warren Pines Sec. 2A	N/A	498,802	-	-	498,802	-
Auburn Meadows Sec. 2	1	-	-	22,100	22,100	347,200
Auburn Meadows Sec. 3 & 4	N/A	-	1,524,480	-	1,524,480	-
Auburn Meadows Future Phases	N/A	1,166,403	-	-	1,166,403	2,149,581
Pheasant Run/Olio Road	N/A	83,981	-	-	83,981	50,210
Ashfield Estates	N/A	-	2,140,413	-	2,140,413	12,145
Carrigan at the Levee	31	-	-	1,143,900	1,143,900	436,719
Autumn Creek	N/A	-	-	-	-	654
Benford Point	N/A	-	-	-	-	1,860
The Reserve at Royal Oaks	N/A	-	1,842,283	-	1,842,283	59,028
Peterman Road Site	N/A	-	-	-	-	1,601
Faith Knoll	N/A	57,920	-	-	57,920	10,749
Walnut Ridge	N/A	-	-	-	-	1,555
Blue Heron Lakes	N/A	1,035	-	-	1,035	1,035
Nail Property	N/A	-	-	-	-	10,749
German Church Property	N/A	668	-	-	668	-
Green Lea Acres	N/A	-	788,540	-	788,540	-
Total Indiana		1,808,809	8,210,300	1,660,100	11,679,209	4,979,014
Totals		$ 16,454,192	$ 11,548,978	$ 9,672,923	$ 37,676,093	$ 28,202,216

Development in Process inventory is recorded at the lower of cost or market. Costs are allocated by relative estimated sales value. Interest expense and real estate taxes are capitalized and added to the cost during the construction period. Revenue is realized and cost of sales charged when the sale is closed.

Estimated Costs to Complete - Lots which have been sold and have remaining costs to complete are recognized as revenue, however, the cost of sales associated with such sales is increased by estimated cost to complete the development of the sold parcel. This amount is recorded as a liability "estimated costs to complete lots sold".

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment - Property and equipment are recorded at cost and are being depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements	30 years
Office equipment and furniture	5 -10 years
Vehicles	5 years

Depreciation expense was $64,354 and $59,382 for the years ended December 31, 2002 and 2001, respectively.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Notes Receivable - Notes receivable related to the sale of properties are stated at the lower of the face amount or the amount management expects to collect from outstanding balances. Management provides an allowance for uncollectible amounts based on the credit risk of individual notes. Notes are considered past due after 30 days. Notes are written off only after all collection attempts have failed, and are based on individual credit evaluation and specific circumstances of the customer. Interest is accrued monthly. Accrual of interest is suspended once notes receivable are past due.

Concentration of Credit Risk - Financial instruments consist principally of cash and receivables from land development. Cash is maintained with large area banks; however, balances may periodically exceed federally insured limits.

Income Taxes - The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes have been included in these consolidated financial statements. The Company periodically distributes funds to stockholders to pay personal tax liabilities. Subsidiaries have elected to be qualified S-Corporation subsidiaries. Beginning with 1997, the parent company (Heritage Development, Inc.) files tax returns, which include the consolidated results of each of the four qualified S-Corporation subsidiaries.

The subsidiaries formed Limited Liability Company (LLC) second tier subsidiaries, during the year ended December 31, 2000. Wholly-owned LLC's are disregarded entities for income tax purposes. Some minority interests in the tier two subsidiaries may be issued to key personnel in those subsidiaries. These subsidiaries will be taxed as partnerships and as such under Subchapter K of the Internal Revenue Code and the Regulations thereunder. Under Subchapter K, income of these LLC's (partnerships) will be taxed at the partner level. Due to the flow-through nature of the subsidiaries, the majority interests will continue to be taxable at the stockholder level to the stockholders of Heritage Development, Inc.

Reclassifications - Certain amounts appearing in the 2001 consolidated financial statements have been reclassified to conform with the 2002 presentation.

Advertising Expense - Advertising costs are expensed when incurred. Advertising expense was $68,873 and $141,550 for the years ended December 31, 2002 and 2001 respectively.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Real Estate Taxes **-** The Company accrues real estate taxes based on the year in which property taxes are payable. This practice best matches the Company's practice of allocating property taxes between buyer and seller upon closing each lot sale. A summary of lien and payment dates for real estate taxes is as follows:

Minnesota	Lien date is January 2 of the year preceding the collection year.	Scheduled payment dates are ½ by May 15 and ½ by October 15.
Wisconsin	Lien date is generally May 7 of the year preceding the collection year.	Generally, payment in full is due January 31; however, certain local governments extend payment terms.
Kansas	Lien date is November 1 of the year of levy.	Scheduled payment dates are ½ by May 10 and ½ by November 10.
Indiana	Lien date is generally January 2 of the year preceding the collection year.	Scheduled payment dates are ½ by May 10 and ½ by November 10.

Real estate taxes are accrued based on actual levied taxes or, if actual property tax amounts are not available, based upon proposed levies and in some cases, the prior year amount. Real estate taxes are treated as follows:

Leased facility	Expensed in year payment is due.
Property under active development	Capitalized to cost of the project (inventory) in year payment is due.
Property not under active development	Expensed in year payment is due.

NOTE 2 – Cash and Cash Equivalents

The Company considers all marketable securities which are readily convertible to cash or have a maturity of three months or less to be cash equivalents. Cash and cash equivalents include $302,400 and $347,500 held in escrow for customer deposits received for lots under contract at December 31, 2002 and 2001, respectively. These deposits are generally refundable if the prospective buyer does not qualify for financing.

NOTE 3 – Restricted Cash

Certain cash funds are restricted for future construction costs and debt service and are on deposit with financial institutions secured by the Federal Deposit Insurance Corporation up to $100,000 per bank. Balances held in escrow or reserve funds of cities are subject to the security provisions of those cities. The consolidated statement of cash flows includes restricted cash amounts in cash and cash equivalents.

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 4 – Notes Receivable

The Company has notes receivable from unrelated parties totaling $4,787,405 at December 31, 2002. These notes mature as permits become available to build on properties (usually within 1 year) and do not bear interest. No allowance is considered necessary by management at December 31, 2002.

The Company has a note receivable from Lakeridge Townhomes, LLC, a related party, of $224,424 at December 31, 2002. See Note 9 for further details on this note.

The Company extended an interest free note to a non-profit corporation in May, 1993. The agreement requires payment for improvements to the property of $64,536 on or before May 20, 2003. The note may be adjusted for actual costs to an amount not to exceed $70,000. The Company has discounted the note at 6% for the ten year period for financial statement presentation. The incremental accrued accreted value each year is recorded as interest income as follows:

Date	Accrued Accreted Value	Interest Income
5/20/93	$ 36,037	$
5/20/94	38,199	2,162
5/20/95	40,491	2,292
5/20/96	42,920	2,429
5/20/97	45,495	2,575
5/20/98	48,225	2,730
5/20/99	51,118	2,894
5/20/00	54,185	3,067
5/20/01	57,437	3,252
5/20/02	60,883	3,446
5/20/03	64,536	3,653

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 5 - Debt

The Company's outstanding debt at December 31, 2002 and 2001 is as follows:

Lender / Project Comments	Ending Balance December 31, 2002 Principal	Ending Balance December 31, 2002 Accrued Interest	Origin Date Maturity Date	Term in Months	Int Chg Orig Fee	Balance December 31, 2001
Inc.						
Toothpick, LLC - 422 E Cty Rd D - related party	$ 378,792	$ -	29-Aug-01	60	8.25%	$ 386,572
Monthly principal and interest payments			08-Sep-06		$ -	
Hennessey Financial - related party	$ -	$ -	17-Mar-00	24	18.00%	$ 199,000
Interest paid at maturity			17-Mar-02		$ -	
Nissan Motor Acceptance Corp.	$ -	$ -	02-Jun-97	60	7.99%	$ 4,134
1997 Nissan Maxima			16-Aug-02		$ -	
Total Inc.	$ 378,792	$ -				$ 589,706
Minnesota						
Premier Bank - Paumen Addition	$ 652,847	$ 2,357	16-Oct-00	36	P+2.00% Min 7.75%	$ 1,429,140
Per lot release = $30,000 plus pro-rated interest			16-Oct-03	Extended	$ 27,000	
Premier Bank - Paumen Addition	$ 249,000	$ 911	22-Oct-01	24	P+2.00% Min 7.25%	$ 175,395
Ammendment to development note			16-Oct-03	Extended	$ 4,980	
Private Lender - Paumen Addition	$ -	$ -	02-Jan-01	24	18.00%	$ 200,000
Lot release 80% net after prior mortgages			02-Jan-03		$ -	
Premier Bank - Paumen Addition	$ 437,041	$ 985	20-Sep-02	12	P+1.50% Min 7.25%	$ -
Per lot principal payments $30,000			20-Sep-03		$ 8,750	
Private Lender - Paumen Addition	$ 300,000	$ 8,163	15-Oct-02	12	18.00%	$ -
Monthly interest payments			15-Oct-03		$ -	
CMIC - Wrights Crossing	$ 2,190,820	$ 148,818	19-Dec-00	36	Prime +3.00%	$ 2,298,777
Per lot release = $37,300 plus pro-rated interest			01-Jan-03	Extended	$ 68,000	
Private Lender - Wrights Crossing	$ 420,828	$ 7,880	26-Oct-01	38	15.00%	$ 605,337
Per lot release = $2,500			01-Dec-04		$ -	
Hennessey Financial - Wrights Crossing - related party	$ 700,000	$ 130,900	01-Dec-01	36	17.00%	$ 700,000
Interest carried to maturity			01-Dec-04		$ -	
Private Lender - Carrousel Plaza	$ -	$ -	15-Jan-01	12	9.00%	$ 140,000
Accrued interest payments due quarterly			15-Jan-02		$ -	
Private Lender - Carrousel Plaza	$ 39,000	$ 2,596	09-Oct-00	36	9.00%	$ 139,000
Per lot release = $10,000			09-Oct-03		$ -	
Private Lender - Carrousel Plaza	$ 47,750	$ 731	10-Oct-00	24	17.50%	$ 55,000
Per lot release = $1,450 plus pro-rated interest			10-Oct-02	Extended	$ -	
Assured Financial - Carrousel Plaza - related party	$ 807,701	$ 147,761	08-Jun-01	24	P+3.00% Min 10.00%	$ 916,397
Per lot release = proceeds from closings			08-Jun-03	Extended	$ 19,000	

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 5 - Debt (continued)

Lender / Project Comments	Ending Balance December 31, 2002 Principal	Ending Balance December 31, 2002 Accrued Interest	Origin Date Maturity Date	Term in Months	Int Chg Orig Fee	Balance December 31, 2001
Minnesota (continued):						
Rosemount Bank - Carrousel Plaza Comm.	$ 152,186	$ 1,182	08-Feb-02	13	7.00%	$ -
Interest paid monthly			05-Mar-03		$ -	
Hennessey Financial - Carrousel Plaza Comm. - related party	$ 39,056	$ 11,239	01-Aug-01	24	20.00%	$ 39,056
Interest carried to maturity			01-Aug-03		$ -	
CMIC - Townhomes of Creekside	$ -	$ -	28-Apr-00	24	Prime +3.00%	$ 78,421
Advanced for construction of lots 5-14			01-May-02		$ 3,200	
CMIC - Townhomes of Creekside	$ -	$ -	16-Mar-01	12	Prime +3.00%	$ 225,961
Advanced for construction of lots 5-8			16-Mar-02		$ 7,500	
CMIC - Townhomes of Creekside	$ -	$ -	16-Mar-01	12	Prime +3.00%	$ 110,012
Advanced for construction of lots 11-14			16-Mar-02		$ 7,500	
CMIC - Townhomes of Creekside	$ -	$ -	16-Mar-01	12	Prime +3.00%	$ 126,250
Advanced for construction of lots 9-10			16-Mar-02		$ 3,750	
Private Lender	$ 161,017	$ -	22-Aug-02	24	0.00%	$ -
Interest-free note payable			22-Aug-04		$ -	
CMIC - Condos of Shenandoah Place	$ -	$ -	09-Nov-00	15	Prime +3.00%	$ 129,473
Construction loan - per lot release			15-Feb-02		$ -	
CMIC - Shenandoah Apartments	$ 702,401	$ 50,701	27-Mar-00	33	Prime +3.00%	$ 720,510
Construction note for funding			01-Jan-03	Extended	$ 6,100	
Private Lender - Shenandoah Apartments	$ 375,000	$ 18,475	27-Mar-00	60	9.00%	$ 562,500
Landowner subordinated note			27-Mar-05		$ -	
Hennessey Financial - Shenandoah Apartments - related party	$ 478,950	$ 1,197	27-Dec-02	36	18.00%	$ -
Interest carried to maturity			27-Dec-05		$ 13,950	
Premier Bank - Cherrywood Knoll	$ -	$ -	13-Jul-00	24	Prime + 2.00%	$ 34,922
Lot release equal to outstanding debt			13-Jul-02		$ 13,860	
Gerard Abbott - Biscayne Pointe 4th Add.	$ -	$ -	02-Nov-01	12	9.00%	$ 665,760
Satisifed 1/7/02			02-Nov-02		$ -	
Private Lender - Biscayne Pointe 4th Add.	$ 250,000	$ 29,288	01-Nov-01	24	P+2.00% Min 8.00%	$ 250,000
Int.17.50%, 8.00% paid monthly, bal. accrues			01-Nov-03		$ -	
Private Lender - Biscayne Point 4th Add.	$ 900,000	$ 34,650	15-Oct-02	12	18.00%	$ -
Interest carried to maturity			15-Oct-03		$ -	
Hennessey Financial - Biscayne Point 4th Add. - related party	$ 300,155	$ 27,614	01-Jul-02	24	18.00%	$ -
Interest carried to maturity			01-Jul-04		$ 5,885	

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 5 - Debt (continued)

Lender / Project	Ending Balance December 31, 2002		Origin Date	Term in	Int Chg	Balance
Comments	Principal	Accrued Interest	Maturity Date	Months	Orig Fee	December 31, 2001
Minnesota (continued)						
BD & F - Biscayne 4th Addition	$ 1,414,094	$ 70,748	18-Sep-02	24	Prime + 4.00%	$ -
Per lot principal payments			18-Sep-04		$ -	
Private Lender - Project Equity Loan	$ -	$ -	21-Dec-99	39	17.00%	$ 152,372
Lot release 80% net after prior mortgages			04-Apr-03		$ -	
Private Lender - Unsecured Loan	$ 268,104	$ 2,292	01-Jan-97	60	12.00%	$ 277,750
Interest payable annually, principal balloon			31-Dec-02	Extended	$ -	
Private Lender - 4300 Reiland Lane	$ -	$ -	20-Dec-00	15	14.00%	$ 79,395
			04-Apr-02		$ -	
Marshall & Ilsley Bank - Office Equipment Loan	$ 32,646	$ -	13-Dec-99	60	9.50%	$ 46,609
Monthly payment, $1,496			13-Dec-04		$ -	
Marshall & Ilsley Bank - Office Furniture Loan	$ 15,232	$ -	28-Jun-00	48	11.00%	$ 24,775
Monthly payment,$924			28-Jun-04		$ -	
Nissan Motor Acceptance Corp.	$ -	$ -	30-Mar-98	60	5.90%	$ 6,084
1998 Nissan Altima			30-Apr-03		$ -	
Nissan Motor Acceptance Corp.	$ -	$ -	01-Sep-98	60	7.75%	$ 7,505
1999 Nissan Altima			01-Oct-03		$ -	
Nissan Motor Acceptance Corp.	$ -	$ -	07-Mar-00	58	6.90%	$ 20,722
2000 Nissan Xterra			07-Jan-05		$ -	
Premier Bank - Company Vehicles	$ 20,150	$ 37	30-Nov-02	36	7.25%	$ -
Monthly payment $674			30-Nov-05		$ -	
Premier Bank- Stabenow Property	$ 2,239,839	$ 3,491	30-Sep-02	12	P+1.50% Min 8.00%	$ -
Int. payable monthly, principal due upon maturity			26-Sep-03		$ 23,000	
Private Lender - Stabenow Property	$ 771,200	$ 17,495	30-Sep-02	48	9.00%	$ -
Annual installments of $192,800 plus interest			30-Sep-06		$ -	
BD & F - Fargaze Meadows	$ 621,375	$ 4,134	02-Dec-02	24	Prime + 4.00%	$ -
Interest accruing & principal due upon maturity			02-Dec-04		$ 18,125	
Assured Financial - Acorn Ridge - related party	$ 1,182,673	$ 48,462	03-May-02	14	P+3.00% Min 8.00%	$ -
Principal & interest payable upon maturity			03-Jul-03		$ 18,400	
Private Lender - Acorn Ridge	$ 336,796	$ 5,171	01-Jun-02	24	18.00%	$ -
$1,500 payable per lot closing			03-May-04		$ -	
Total Minnesota	$ 16,105,860	$ 777,276				$ 10,217,123
Wisconsin						
Grafton State Bank - Lake Ridge	$ -	$ -	26-Aug-99	30	Prime + 1.50%	$ 36,000
Per lot release = $26,000			26-Feb-02		$ 4,000	

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 5 - Debt (continued)

Lender / Project Comments	Ending Balance December 31, 2002 Principal	Ending Balance December 31, 2002 Accrued Interest	Origin Date Maturity Date	Term in Months	Int Chg Orig Fee	Balance December 31, 2001
Wisconsin (continued)						
CMIC - Lake Ridge	$ -	$ -	12-Dec-00	15	P+3.00% Min 12.5%	$ 2,085,098
Per lot release equal to 80% of sales price + interest			15-Mar-02		$ 67,320	
Private Lender - Santen Property	$ -	$ -	02-Mar-99	48	8.00%	$ 790,980
Landowner - annual payments of $297,000			02-Mar-03		$ -	
Private Lender - Timber Ridge/Santen	$ 400,000	$ 32,533	01-Apr-02	24	18.30%	$ -
Monthly int. 9.00%, 9.30% of int. carried to maturity			01-Apr-04		$ -	
Edward John Dobbs - Timber Ridge/Santen	$ 125,000	$ 16,966	08-Apr-02	24	18.30%	$ -
Interest carried to maturity			08-Apr-04		$ -	
Private Lender - Timber Ridge/Santen	$ 487,500	$ 39,649	01-Jun-02	22	18.30%	$ -
Monthly int. 9.00%, 9.30% of int. carried to maturity			01-Apr-04		$ -	
Marshall & Ilsley Bank - Timber Ridge	$ 2,081,782	$ 983	27-Dec-02	6	4.25%	$ -
Interest payable monthly			26-Jun-03		$ 11,125	
Hennessey Financial - related party	$ -	$ -	03-Apr-01	24	20.00%	$ 716,235
Interest carried to maturity			03-Apr-03		$ -	
Marshall & Ilsley Bank - Townhomes Phase II	$ -	$ -	01-May-02	3	5.75%	$ 1,745,667
			01-Aug-02		$ 25,000	
Total Wisconsin	$ 3,094,282	$ 90,130				$ 5,373,980
Kansas						
Private Lender, Inc. - Blackthorne Estates	$ 325,000	$ 4,270	24-Oct-97	72	15.50%	$ 370,000
Interest due monthly, $2,500 lot release			31-Oct-03	Extended	$ -	
Gold Bank - Blackthorne Estates	$ 198,783	$ 401	01-Jun-00	36	Prime + 1.00%	$ 513,800
Refinance Gold Bank & future Ruth Corp payment			10-Jun-03	Extended	$ 2,400	
Gold Bank - Blackthorne Estates	$ -	$ -	31-Aug-01	18	Prime + 1.00%	$ 915,187
Funding for annual payment to Ruth Corp.			10-Mar-03		$ 21,600	
Gold Bank - Blackthorne Estates	$ -	$ -	10-Jul-00	24	Prime + 1.00%	$ 925,563
Development funding for 2nd and 3rd phases			10-Jun-02		$ 16,600	
Private Lender - Sunnybrook Estates	$ 699,250	$ 286,971	15-Feb-00	36	20.00%	$ 699,250
Funding required to close with landowner			15-Feb-03	Extended	$ -	
Private Lender - Sunnybrook Estates	$ 388,275	$ 12,419	15-Feb-00	42	8.00%	$ 950,775
$645,534 annual payment due 8/15/03			15-Aug-03		$ -	
Gold Bank - Sunnybrook Estates	$ -	$ -	18-Jul-01	12	Variable + 1.00%	$ 950,000
Funding for annual payment to McKinzie			10-Jul-02		$ 9,500	
Gold Bank - Sunnybrook Estates	$ 2,288,689	$ 9,110	29-Apr-02	18	Prime + 1.00%	$ -
Interest payable monthly			10-Nov-03		$ 17,500	

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 5 - Debt (continued)

Lender / Project Comments	Ending Balance December 31, 2002 Principal	Ending Balance December 31, 2002 Accrued Interest	Origin Date Maturity Date	Term in Months	Int Chg Orig Fee	Balance December 31, 2001
Kansas (continued):						
Gold Bank - Auto Loan	$ 3,424	$ -	20-Aug-99	48	7.75%	$ 8,859
1999 Nissan Altima			05-Sep-03		$ -	
Premier Bank - Auto Loan	$ 23,217	$ 40	30-Nov-02	48	6.875%	$ -
2002 Ford Explorer			30-Nov-06		$ -	
Gold Bank - West Sante Fe / Bleakley	$ 500,000	$ 1,798	23-Sep-02	12	Prime + 1.00%	$ -
Monthly interest payments			10-Oct-03		$ 5,000	
Private Lender - W. Sante Fe / Bleakley	$ 1,319,558	$ 25,054	23-Sep-02	18	7.00%, 10.00% after maturity	$ -
$750,000 due on the last day of the 18th month			24-Mar-04		$ 5,000	
Hennessey Financial - West Sante Fe / Bleakley - related party	$ 332,533	$ 831	27-Dec-02	36	18.00%	$ -
Interest carried to maturity date			27-Dec-05		$ 15,533	
Gold Bank - Sunnybrook	$ 129,226	$ 254	06-Dec-02	12	Prime + 1.00%	$ -
Construction loan			10-Dec-03		$ 9,088	
Gold Bank - Sunnybrook	$ 65,341	$ 131	06-Dec-02	12	Prime + 1.00%	$ -
Construction loan			10-Dec-03		$ 6,128	
Gold Bank - Sunnybrook	$ 50,302	$ 103	06-Dec-02	12	Prime + 1.00%	$ -
Construction loan			10-Dec-03		$ 5,880	
Gold Bank - Sunnybrook	$ 12,968	$ 15	06-Dec-02	12	Prime + 1.00%	$ -
Construction loan			10-Dec-03		$ 9,088	
Gold Bank - Sunnybrook	$ 12,968	$ 15	06-Dec-02	12	Prime + 1.00%	$ -
Construction loan			10-Dec-03		$ 9,088	
Gold Bank - Sunnybrook	$ 12,968	$ 15	06-Dec-02	12	Prime + 1.00%	$ -
Construction loan			10-Dec-03		$ 9,088	
Total Kansas	$ 6,362,502	$ 341,428				$ 5,333,434
Indiana						
Private Lender - Auburn Meadows	$ 278,250	$ 3,840	26-Oct-00	24	16.25%	$ 289,500
Subordinated to construction loan			25-Oct-02	Extended	$ -	
Private Lender - Auburn Meadows	$ 325,000	$ 54,600	05-Dec-00	24	8.00%	$ 325,000
Landowner loan subordinated to const. loan			05-Dec-02	Extended	$ -	
First Indiana Bank - Auburn Meadows	$ 1,537,363	$ 6,262	05-Dec-00	60	Prime + 1.00%	$ 1,591,824
Lots released for 90% of gross sales price			31-Dec-05		$ 57,100	
First Indiana Bank - Warren Pines Sec. 1	$ 546,042	$ 2,570	31-May-01	30	Prime + 1.00%	$ 749,403
Lots released for 90% of gross sales price			30-Nov-03		$ 17,500	
Private Lender - Warren Pines Sec. I	$ 345,040	$ 63,673	31-May-01	18	18.00%	$ 403,874
Per lot release = $2,000			30-Nov-02	Extended	$ -	

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 5 - Debt (continued)

Lender / Project Comments	Ending Balance December 31, 2002 Principal	 Accrued Interest	Origin Date Maturity Date	Term in Months	Int Chg Orig Fee	Balance December 31, 2001
Indiana (continued):						
First Indiana Bank - Warren Pines Sec. II	$ 285,000	$ 623	17-Dec-02	12	Prime + 1.00%	$ -
Lots released for 95% of gross sales price			30-Nov-03		$ -	
Hennessey Financial - Warren Pines Sec. II - related party	$ 195,300	$ 2,062	13-Dec-02	36	20.00%	$ -
Interest accruing & payable upon maturity			13-Dec-05		$ 9,300	
Private Lender - Grassy Creek Commons	$ 32,000	$ 5,287	10-May-01	12	17.50%	$ 32,000
Int. 17.50%, 8.00% paid monthly, balance accrues			10-May-02	Extended	$ 960	
Private Lender - Grassy Creek Commons	$ 200,000	$ 33,467	02-May-01	24	17.50%	$ 200,000
Per lot release = $2,000			02-May-03	Extended	$ 4,000	
First Indiana Bank - Grassy Creek Commons	$ 921,792	$ 4,131	19-Dec-01	30	Prime + 1.00%	$ 194,654
Lots released for 90% of gross sales price			19-Jun-04		$ 10,050	
Private Lender - Carrigan at the Levee	$ 69,887	$ 8,243	12-Nov-01	24	17.80%	$ 69,887
Int. 17.80%, 8.00% paid monthly, balance accrues			12-Nov-03		$ 1,398	
Private Lender - Carrigan at the Levee	$ 16,460	$ 1,887	12-Nov-01	24	17.80%	$ 12,960
Int. 17.80%, 8.00% paid monthly, balance accrues			12-Nov-03		$ 329	
Private Lender - Carrigan at the Levee	$ 77,537	$ 9,078	12-Nov-01	24	17.80%	$ 73,219
Int. 17.80%, 8.00% paid monthly, balance accrues			12-Nov-03		$ 1,534	
Private Lender - Carrigan at the Levee	$ 11,934	$ 1,029	12-Nov-01	24	15.00%	$ 11,934
Int. 17.80%, 8.00% paid monthly, balance accrues			12-Nov-03		$ 573	
Private Lender - Carrigan at the Levee	$ 91,200	$ 10,341	29-Nov-01	24	17.80%	$ 91,200
Int. 17.80%, 8.00% paid monthly, balance accrues			29-Nov-03		$ 1,824	
Private Lender - Carrigan at the Levee	$ 3,890	$ 319	29-Nov-01	24	15.00%	$ 3,890
Int. 17.80%, 8.00% paid monthly, balance accrues			29-Nov-03		$ 336	
Private Lender - Carrigan at the Levee	$ 4,910	$ 402	29-Nov-01	24	15.00%	$ 4,910
Int. 17.80%, 8.00% paid monthly, balance accrues			29-Nov-03		$ 384	
Salin Bank - Carrigan at the Levee	$ 711,323	$ 3,325	29-Nov-01	24	Prime + 1.00%	$ 112,247
Interest paid monthly			01-Dec-03		$ 9,900	
First Indiana Bank - Ashfield Estates	$ 1,404,474	$ 6,318	30-Sep-02	36	Prime + 1.00%	$ -
Lots released for 90% of gross sales price			31-Mar-05		$ -	
Private Lender - Ashfield Estates	$ 50,000	$ 9,026	15-Jan-02	24	17.00%	$ -
Interest paid quarterly			15-Jan-04		$ -	
Private Lender - Ashfield Estates	$ 50,000	$ 9,026	15-Jan-02	24	17.00%	$ -
Interest paid quarterly			15-Jan-04		$ -	
Private Lender - Ashfield Estates	$ 150,000	$ 27,078	15-Jan-02	24	17.00%	$ -
Interest paid quarterly			15-Jan-04		$ -	

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 5 - Debt (continued)

Lender / Project Comments	Ending Balance December 31, 2002 Principal	Accrued Interest	Origin Date Maturity Date	Term in Months	Int Chg Orig Fee	Balance December 31, 2001
Indiana (continued):						
Private Lender -						
Ashfield Estates	$ 80,000	$ 14,442	15-Jan-02	24	17.00%	$ -
Interest paid quarterly			15 Jan 04		$ -	
Hennessey Financial - Ashfield Estates -						
related party	$ 103,400	$ 7,333	16 Aug 02	36	18.50%	$ -
Interest accruing & payable upon maturity			16 Aug 05		$ 3,400	
CIB Bank - The Reserve at Royal Oaks	$ 1,306,577	$ 4,798	15 Mar 02	36	P+1.00% Min 7.00%	$ -
Int. payable monthly, principal due upon maturity			15 Mar 05		$ -	
Hennessey Financial - The Reserve at Royal						
Oaks - related party	$ 363,650	$ 53,275	17 Mar 02	36	18.00%	$ -
Interest accruing & payable upon maturity			17-Feb-05		$ -	
CIB Bank - Green Lea Acres	$ 438,784	$ 1,610	14 Nov 02	18	P+2.00% Min 7.00%	$ -
Monthly int. payments, principal due upon maturity			14 May 04		$ -	
Hennessey Financial - Green Lea Acres -						
related party	$ 362,250	$ 9,861	13 Nov 02	24	20.00%	$ -
Interest accruing & payable upon maturity			13 Nov 04		$ 17,250	
Total Indiana	$ 9,962,062	$ 353,903				$ 4,166,502
Total	$ 35,903,498	$ 1,562,737				$ 25,680,745

Annual maturities of long-term debt are $24,598,685 in 2003; $7,041,478 in 2004; $3,806,911 in 2005; and $456,425 in 2006.

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 6 – Pledged Collateral

The Company's outstanding pledged collateral at December 31, 2002 is as follows:

INC.

Lender/Project	Collateral
Toothpick, LLC – 422 E. County Rd D	Office bldg at 422 E. County Rd D

MINNESOTA

Lender/Project	Collateral
M & I Bank – Office Equipment	Various Office Equipment
M & I Bank – Office Furniture	Various Office Equipment
Premier Bank – Car loan	Three Nissan Company Vehicles
Private Lender – Unsecured Loan	Unsecured
Private Lender – Shenandoah Apartments	Shenandoah Apartments
CMIC – Shenandoah Apartments	Shenandoah Apartments
Assured Financial, LLC – Shenandoah Apartments	Shenandoah Apartments
Hennessey Financial, LLC – Shenandoah Apartments – related party	Shenandoah Apartments
Private Lender	Shenandoah Apartments
Premier Bank – Stabenow Property	Stabenow/Woodbury Property
Private Lender – Stabenow Property	Stabenow/Woodbury Property
Premier Bank – Paumen Addition	Paumen Addition
Premier Bank – Paumen Addition	Paumen Addition
Premier Bank – Paumen Addition	Paumen Addition
Private Lender – Paumen Addition	Paumen Addition
CMIC – Wrights Crossing	Wrights Crossing
Private Lender – Wright's Crossing	Wrights Crossing
Hennessey Financial, LLC – Wrights Crossing – related party	Wrights Crossing
Private Lender – Carrousel Plaza Townhomes	Carrousel Plaza Townhomes
Private Lender – Carrousel Plaza Townhomes	Carrousel Plaza Townhomes
Assured Financial, LLC – Carrousel Plaza Townhomes – related party	Carrousel Plaza Townhomes
Hennessey Financial, LLC – Carrousel Commercial Property – related party	Carrousel Commercial Property
Rosemount Bank – Carrousel Commercial Property	Carrousel Commercial Property
Builders Development & Finance – Fargaze Meadows	Fargaze Meadows
Assured Financial, LLC – Acorn Ridge – related party	Acorn Ridge
Private Lender – Acorn Ridge	Acorn Ridge
Private Lender – Biscayne 4th Addition	Biscayne 4th Addition
Private Lender – Biscayne 4th Addition	Biscayne 4th Addition
Hennessey Financial, LLC – Biscayne 4th Addition – related party	Biscayne 4th Addition
Builders Development & Finance – Biscayne 4th Addition	Biscayne 4th Addition

NOTE 6 – Pledged Collateral (cont.)

WISCONSIN

Lender/Project	Collateral
Private Lender – Timber Ridge/Santen Property	Timber Ridge/Santen Property
John Dobbs – Timber Ridge/Santen Property	Timber Ridge/Santen Property
Private Lender – Timber Ridge/Santen Property	Timber Ridge/Santen Property
M & I Bank – Timber Ridge/Santen Property	Timber Ridge/Santen Property

KANSAS

Lender/Project	Collateral
Gold Bank – Company Automobile	Company Automobile - Nissan
Premier Bank – Company Automobile	Company Automobile - 2002 Ford Explorer
Private Lender – Blackthorne Estates	Blackthorne Estates
Gold Bank – Blackthorne Estates	Blackthorne Estates
Gold Bank – West Santa Fe/Bleakley Property	West Santa Fe/Bleakley Property
Private Lender – Bleakley Property	West Santa Fe/Bleakley Property
Hennessey Financial, LLC – Bleakley Property – related party	West Santa Fe/Bleakley Property
Private Lender – Sunnybrook Estates	Sunnybrook Estates
Private Lender – Sunnybrook Estates	Sunnybrook Estates
Gold Bank – Sunnybrook Estates	Sunnybrook Estates
Gold Bank – Villages of Sunnybrook	Villages of Sunnybrook

INDIANA

Lender/Project	Collateral
First Indiana Bank – Warren Pines Sec. I	Warren Pines Sec. I
Private Lender – Warren Pines Sec. I	Warren Pines Sec. I
First Indiana Bank – Warren Pines Sec. II	Warren Pines Sec. II
Hennessey Financial, LLC – Warren Pines Sec. II – related party	Warren Pines Sec. II
Private Lender – Auburn Meadows	Auburn Meadows
Private Lender - Auburn Meadows	Auburn Meadows
First Indiana Bank – Auburn Meadows	Auburn Meadows
Private Lender – The Depot at Grassy Creek	The Depot at Grassy Creek
Private Lender – The Depot at Grassy Creek	The Depot at Grassy Creek
First Indiana Bank – The Depot at Grassy Creek	The Depot at Grassy Creek
First Indiana Bank – Ashfield Estates	Ashfield Estates
Private Lender – Ashfield Estates	Ashfield Estates
Private Lender – Ashfield Estates	Ashfield Estates
Private Lender – Ashfield Estates	Ashfield Estates
Private Lender – Ashfield Estates	Ashfield Estates
Hennessey Financial, LLC – Ashfield Estates – related party	Ashfield Estates
Private Lender – Carrigan at the Levee	Carrigan at the Levee
Private Lender - Carrigan at the Levee	Carrigan at the Levee

NOTE 6 – Pledged Collateral (cont.)

INDIANA (cont.)

Lender/Project	Collateral
Private Lender - Carrigan at the Levee	Carrigan at the Levee
Private Lender - Carrigan at the Levee	Carrigan at the Levee
Private Lender - Carrigan at the Levee	Carrigan at the Levee
Private Lender - Carrigan at the Levee	Carrigan at the Levee
Private Lender - Carrigan at the Levee	Carrigan at the Levee
Salin Bank - Carrigan at the Levee	Carrigan at the Levee
CIB Bank – The Reserve at Royal Oaks	The Reserve at Royal Oaks
Hennessey Financial, LLC – Reserve at Royal Oaks – related party	The Reserve at Royal Oaks
CIB Bank – Green Lea Acres	Green Lea Acres
Hennessey Financial, LLC – Green Lea Acres – related party	Green Lea Acres

In addition to the above pledged collateral, the majority of the loans are guaranteed by Jeff Gardner, Edward John Dobbs or Heritage Development, Inc.

NOTE 7 – Capitalized Interest

The Company capitalizes interest on debt associated with land which is actively developed. Interest on land prior to active development is expensed. Interest incurred after development is complete is expensed. A summary of interest capitalized and expensed is as follows:

	Year Ended December 31, 2002					2002	2001
	Inc.	Minnesota	Wisconsin	Kansas	Indiana	Total	Total
Total interest accrued	$ 92,985	$ 1,338,373	$ 524,707	$ 597,161	$ 632,417	$ 3,185,643	$ 2,903,222
Less: interest not associated with specific land development projects	(92,985)	(388,405)	(1,429)	(355)	(755)	(483,929)	(445,657)
Less: capitalized interest	0	(694,196)	(204,368)	(499,722)	(523,214)	(1,921,500)	(1,872,218)
Holding period interest	$ 0	$ 255,772	$ 318,910	$ 97,084	$ 108,448	$ 780,214	$ 585,347

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 8 – Contingent Liabilities

The Company secures development obligations with letters of credit. A summary of letters of credit is as follows:

Lender	Project	Securing	In Favor of	Amount	Expiration Date
Minnesota:					
Scheer's Inc.	Condos of Shenandoah Pl - Bond	Streets & Utilities	City of Shakopee	$ 464,400	06/28/03
Scheer's Inc.	Shenandoah Apartments - Bond	Streets & Utilities	City of Shakopee	160,000	08/21/03
Scheer's Inc.	Regal Creek - Bond	Streets & Utilities	City of St. Michael	25,000	10/01/03
Scheer's Inc.	Bluebill Ponds - Bond	Erosion Control	Rice Creek Watershed	19,000	06/07/03
CMIC	Bluebill Ponds	Utilities	Qwest	7,800	Self-Renew
Scheer's Inc.	Paumen 2nd Addition - Bond	Streets & Utilities	City of Maple Lake	501,173	08/01/03
Scheer's Inc.	Paumen Addition - Bond	Grading	City of Maple Lake	120,000	09/05/03
Assured Financial – related party	Carrousel Plaza	Streets & Utilities	City of Rosemount	225,000	06/08/03
Assured Financial – related party	Acorn Ridge	Grading	City of Cottage Grove	414,140	09/29/03
Assured Financial – related party	Acorn Ridge	Streets & Utilities	City of Cottage Grove	39,750	05/03/03
Assured Financial – related party	Acorn Ridge	Utilities	Qwest	7,200	09/24/03
Scheer's Inc.	Wrights Crossing - Bond	Grading	City of Big Lake	118,538	12/22/03
CMIC	Wrights Crossing	Streets & Utilities	City of Big Lake	303,321	Self-Renew
BD&F	Biscayne Pointe 2nd Addition	Street Lights	City of Rosemount	4,000	Self-Renew
BD&F	Biscayne Pointe 3rd Addition	Street Lights	City of Rosemount	7,000	Self-Renew
BD&F	Biscayne Pointe 4th Addition	Improvements	City of Rosemount	1,478,600	11/30/03
BD&F	Biscayne Pointe 4th Addition	Grading & Erosion Control	City of Rosemount	266,050	09/30/03
Total Minnesota				4,160,972	
Wisconsin:					
CMIC	Lake Ridge Estates	Streets & Utilities	City of Port Washington	275,000	Self-Renew
CMIC	Fairways of Franklin	Streets, Streetlights	City of Franklin	30,000	Self-Renew
Scheer's Inc.	Lake Ridge Estates - Bond	Monument	City of Port Washington	5,000	10/09/03
Scheer's Inc.	Townhomes of Riverplace - Bond	Landscaping	City of Waukesha	68,000	03/09/03
Total Wisconsin				378,000	
Kansas:					
Scheer's Inc.	Blackthorne Estates - Bond	Maintenance	Johnson County Water District	3,000	02/22/03
Scheer's Inc.	Blackthorne Estates - Bond	Sanitary Sewer	Johnson County Water District	6,000	05/03/03
Scheer's Inc.	Blackthorne Estates III - Bond	Sanitary Sewer	Johnson County Water District	1,800	07/03/03
Scheer's Inc.	Blackthorne Estates IV-Bond	Sanitary Sewer	Johnson County Water District	1,800	08/10/03
Gold Bank	Sunnybrook Estates	Utilities	Johnson County Water District	113,500	06/18/03
Total Kansas				126,100	

HERITAGE DEVELOPMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 8 – Contingent Liabilities (cont.)

Lender	Project	Securing	In Favor	Amount	Expiration Date
Indiana:					
Scheer's Inc.	Warren Pines sec. 1A - Bond	Maintenance	Indianapolis Water Co.	17,997	02/19/03
Scheer's Inc.	Warren Pines sec. 1A - Bond	Subdivision Bond	City of Indianapolis	68,736	02/19/03
Scheer's Inc.	The Reserve at Royal Oaks - Bond	Sewer Extension	Indiana DOT	2,500	03/20/03
Scheer's Inc.	The Reserve at Royal Oaks - Bond	Maintenance	Johnson County	6,325	05/03/03
Scheer's Inc.	Ashfield Estates - Bond	Streets & Utilities	City of Westfield	428,750	05/13/03
Scheer's Inc.	Ashfield Estates - Bond	Monument	Hamilton County	3,500	05/13/03
Scheer's Inc.	Ashfield Estates - Bond	Storm Sewers & Erosion Control	Hamilton County	219,400	05/13/03
Scheer's Inc.	The Reserve at Royal Oaks - Bond	Lift Station	Greenwood Public Works	385,550	06/05/03
Scheer's Inc.	Auburn Meadows - Bond	Storm & Sanitary Sewer, Erosion Control	Hendricks County	96,000	07/05/03
Scheer's Inc.	Warren Pines sec. 1A - Bond	Sanitary Sewer	City of Indianapolis	78,149	09/17/03
Scheer's Inc.	Warren Pines sec. 1A - Bond	Storm Sewer	City of Indianapolis	83,247	09/17/03
Scheer's Inc.	Carrigan at the Levee - Bond	Asphalt Trail	City of Noblesville	8,700	10/01/03
Scheer's Inc.	Carrigan at the Levee- Bond	Subdivision Bond	City of Noblesville	34,000	10/01/03
Scheer's Inc.	Carrigan at the Levee- Bond	Subdivision Bond	City of Noblesville	18,900	10/01/03
Scheer's Inc.	Carrigan at the Levee- Bond	Subdivision Bond	City of Noblesville	6,550	10/01/03
Scheer's Inc.	Carrigan at the Levee- Bond	Subdivision Bond	City of Noblesville	31,000	10/01/05
Scheer's Inc.	Carrigan at the Levee- Bond	Curb Maintenance	City of Noblesville	4,500	10/01/05
Scheer's Inc.	Carrigan at the Levee- Bond	Pavement Maintenance	City of Noblesville	17,000	10/01/05
Scheer's Inc.	Carrigan at the Levee- Bond	Subdivision Bond	City of Noblesville	5,719	10/01/05
Scheer's Inc.	The Reserve at Royal Oaks - Bond	Permit	State of Indiana	25,000	10/11/03
Scheer's Inc.	The Depot at Grassy Creek - Bond	Maintenance	City of Greenwood	540	11/06/03
Scheer's Inc.	The Depot at Grassy Creek - Bond	Maintenance	City of Greenwood	92,196	11/06/03
Scheer's Inc.	The Depot at Grassy Creek - Bond	Maintenance	City of Greenwood	41,003	11/06/03
Scheer's Inc.	The Depot at Grassy Creek - Bond	Maintenance	City of Greenwood	26,516	11/06/03
Scheer's Inc.	The Depot at Grassy Creek - Bond	Maintenance	City of Greenwood	58,516	11/06/03
Scheer's Inc.	The Depot at Grassy Creek - Bond	Maintenance	City of Greenwood	909	11/06/03
Scheer's Inc.	The Reserve at Royal Oaks - Bond	Maintenance	Town of Bargersville	22,846	11/13/03
Total Indiana				1,784,049	
Total				$ 6,449,121	

NOTE 9 – Related Party Transactions

During the years ended December 31, 2002 and 2001, the Company had the following related party transactions:

HD Aviation, LLC - HD Aviation, LLC was established in May, 1998. The Company's stockholders have membership interests in this entity.

In December 2002, HD Aviation transferred ownership of certain leasehold improvements to an aircraft a hangar which it owned, together with certain related assets, for a price of $ 172,732, which equaled HD Aviation's cost of such improvements.

In addition, on September 30, 2002, HD Aviation acquired a jet plane from an unrelated third party for $ 2,770,000. The balance owed on the transaction after trade-in from other aircraft owned by HD Aviation was $ 407,000. Heritage Development, Inc. made a non-interest bearing loan to HD Aviation to cover the balance owed. On December 10, 2002, HD Aviation borrowed $ 407,000 from an unrelated third party and repaid Heritage Development, Inc. in full.

Intercompany transactions consist of aircraft leasing (see Note 10 - Lease and Lease Obligations) by the Company.

	2002	2001
Aircraft Leasing	$ 338,377	$ 639,643
Balance due from HD Aviation, LLC	$ 138,940	$ -

BDH Homes, LLC - BDH Homes, LLC was established in October, 1998. The Company's stockholder's have a membership interest in this entity.

Intercompany transactions consist of selling of improved lots to BDH Homes for construction of residential dwellings.

	2002	2001
Sales	$ 128,000	$ 884,000
Balance due to BDH Homes, LLC	$ (1,537)	$ (5,503)

Toothpick, LLC - Toothpick, LLC was established in January, 1999. The Company's majority stockholder has a membership interest in this entity.

On August 29, 2001, Heritage Development, Inc. purchased the office building it previously had leased from Toothpick, LLC. The purchase price was $ 515,000.

Heritage Development, Inc. made rental payments to Toothpick, LLC for leasing office space in 2001 in the amount of $ 10,050.

NOTE 9 – Related Party Transactions (cont.)

Intercompany transactions consist of selling improved lots to Toothpick, LLC for construction and management of commercial dwellings.

	2002	2001
Sales	$ -	$ 561,524
Balance due from (to) Toothpick, LLC	$ (329,757)	$ 45,820

Lakeridge Townhomes, LLC – Lakeridge Townhomes, LLC was established in January, 2002. Heritage Management, LLC has a membership interest in this entity.

Intercompany transactions consist of selling improved lots to Lakeridge Townhomes for construction of residential dwellings.

	2002	2001
Sales	$ 1,568,000	$ -
Notes and interest receivable from Lakeridge Townhomes, LLC, interest at 10%, due December 30, 2005, secured by the property.	$ 224,424	$ -

Assured Financial, LLC - Assured Financial, LLC was established in September 1998. The Company's majority stockholder has a membership interest in this entity.

Intercompany transactions consist of construction loan advances, fees, interest charges and notes payable.

	2002	2001
Loan advances, fees and interest charges from Assured Financial, LLC	$ 2,547,802	$ 983,566
Notes and interest payable to Assured Financial, LLC	$ 2,186,597	$ 956,413

Hennessey Financial, LLC - Hennessey Financial, LLC was established in January, 2000. The Company's majority stockholder has a membership interest in this entity.

Intercompany transactions consist of loans from Hennessey Financial, LLC for the purpose of funding land development.

	2002	2001
Loan advances, fees and interest charges from Hennessey Financial, LLC	$ 2,500,904	$ 1,783,147
Notes and interest payable to Hennessey Financial, LLC	$ 3,119,606	$ 1,783,635

NOTE 9 – Related Party Transactions (cont.)

Heritage Management, LLC - Heritage Management, LLC was established in March 2000. The Company's stockholder's have a membership interest in this entity.

Intercompany transactions consist of the purchasing of consulting services by the Company.

	2002	2001
Purchases	$ -	$ 238,392
Balance due from Heritage Management, LLC	$ 272,675	$ 58,805

Carrousel Plaza Townhomes, LLC - Carrousel Plaza Townhomes, LLC was established in June, 2001. Heritage Management, LLC has a membership interest in this entity.

Intercompany transactions consist of selling improved lots to Carrousel Plaza Townhomes for construction of residential dwellings.

	2002	2001
Sales	$ 188,000	$ -

Shenandoah Apartments, LLC – Shenandoah Apartments, LLC was established in May, 2000. The Company's stockholder's have a membership interest in this entity.

Intercompany transactions consist of selling improved lots to Shenandoah Apartments, LLC for construction of residential dwellings. There were no sales in 2001 and 2002. During 2002, the Company advanced funds on a short-term basis to this entity.

	2002	2001
Balance due from Shenandoah Apartments, LLC	$ 25,000	$ -

Villages of Sunnybrook, LLC – Villages of Sunnybrook, LLC was established in August, 2001. Heritage Management, LLC has a membership interest in this entity.

Intercompany transactions consist of selling improved lots to Villages of Sunnybrook for construction of residential dwellings. There were no sales in 2001 and 2002. During 2002, the Company advanced funds on a short-term basis to this entity.

	2002	2001
Balance due from Villages of Sunnybrook, LLC	$ 284,370	$ -

A majority of the loans of the entities listed above are guaranteed by Jeff Gardner, Edward John Dobbs or Heritage Development, Inc.

NOTE 10 – Lease and Lease Obligations

Aircraft Leases - In May 1998, a related company, HD Aviation LLC, was formed to provide flight services to Heritage Development, Inc. The arrangement called for the charging of a net hourly fee which was designed to approximate the entire operating costs of the airplanes. The rate was charged based on an oral arrangement, which was subsequently formalized through an agreement in which Heritage Development, Inc. is responsible for all net operating costs through a net lease arrangement.

The operating costs of the aircraft for 2002 and 2001 were $338,377 and $639,643, respectively, all of which are reflected in the 2002 and 2001 operating expenses of Heritage Development, Inc.

It is not possible to determine the future minimum lease obligation required under the above airplane operating lease agreement.

Vehicle Leases - The Company leases two vehicles. The leases have monthly payments of $1,033 and $449 and expire in March and April, 2004. Lease payments were $17,689 and $13,306 for the years ended December 31, 2002 and 2001, respectively.

The following is a schedule of future minimum lease payments required under the above vehicle operating leases for the years ending December 31:

2003	17,788
2004	17,788
2005	5,480
Total	$ 35,576

Computer Leases - The Company leases its office computers under two operating lease agreements. The leases have monthly payments of $2,007 and $313. Lease payments were $28,153 and $28,237 for the years ended December 31, 2002 and December 31, 2001, respectively.

The following is a schedule of future minimum lease payments required under the above computer lease for the years ended December 31:

2003	$ 6,960

NOTE 11 – Merger

Effective September 27, 2002 The Townhomes of Riverplace, Inc. (a Wisconsin corporation) merged with Heritage Development of Wisconsin, Inc. (a Wisconsin corporation). Since the companies were under common control prior to the merger, the merger was accounted for in a manner similar to a pooling of interests, in accordance with generally accepted accounting principles. The net assets of The Townhomes of Riverplace, Inc. were transferred to Heritage Development of Wisconsin, Inc. at book value, and neither corporation recognized a gain or loss. The financial statements presented for the years ended December 31, 2002 and 2001 include the merged operations of these entities.

NOTE 12 – Stockholder Agreement

The Company and its stockholders entered into an agreement that restricts the stockholders' ability to dispose of or transfer common stock. The Company is obligated to purchase the departing stockholders' shares of common stock in the event of disability, death, or termination of employment of the stockholder. The purchase price is defined in the agreement.

During May 2003, the Company and its stockholders amended this agreement to delete the Company's obligation to repurchase the stockholders' shares in the event of disability, death, or termination of employment of the stockholder and provide the Company an option to repurchase the stockholders' shares upon these events.

The accompanying unaudited pro forma condensed consolidated balance sheet gives effect to the amended stockholder agreement with the Company:

	2002	2001
Total Assets	$ 46,220,225	$ 34,074,320
Total Liabilities	$ 42,697,989	$ 30,242,954
Minority Interest	40,311	0
Mandatory Redeemable Common Stock, 2,222,000 shares	0	0
Stockholders' Equity		
Common stock	22,220	22,220
Paid-in capital	464,369	464,369
Retained earnings	2,995,336	3,344,777
Total Stockholders' Equity	3,481,925	3,831,366
Total Liabilities and Stockholders' Equity	$ 46,220,225	$ 34,074,320

No dealer, salesman, or other person has been authorized to give any information or to make any representation not contained in this offering circular in connection with the offer made by this offering circular; and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter. This offering circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful. Neither delivery of this offering circular nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

TABLE OF CONTENTS

PART III
EXHIBITS

Exhibit Index

Exhibit No.	Document
2.1#	Articles of Incorporation of Heritage Development, Inc.
2.2#	Bylaws of Heritage Development, Inc.
3.1**	(Revised) Form of Convertible Subordinated Debenture
3.2**	Specimen of Common Stock certificate
4.1**	(Revised) Form of Subscription Agreement
5.1#	(Superceded by Exhibit 5.3)
5.2#	(Superceded by Exhibit 5.4)
5.3**	Stock Restriction Agreement between Heritage Development, Inc., Edward John Dobbs and Lori Aldrich-Dobbs dated May 9, 2003
5.4**	Stock Restriction Agreement between Heritage Development, Inc., Jeffrey A. Gardner and Edward John Dobbs dated May 9, 2003
9.1**	(Revised) Impoundment Agreement and Supplemental Indemnification Agreement
10.1**	Consent of Virchow, Krause & Company LLP
10.2*	Consent of Larkin, Hoffman, Daly & Lindgren, Ltd.
11.1**	Opinion of Larkin, Hoffman, Daly & Lindgren, Ltd.

* Included in Exhibit 11.1.
** Filed Herewith
\# Previously Filed

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis, state of Minnesota on May 21, 2003.

HERITAGE DEVELOPMENT, INC.
(Issuer)

By ______________________
(Signature and Title)
Jeffrey A. Gardner, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title (Capacity)	Date
Jeffrey A. Gardner	President (Chief Executive Officer) and Director	May 21, 2003
Edward John Dobbs	Vice President and Director	May 21, 2003
Mark J. Dixon	Treasurer (Chief Financial Officer)	May 21, 2003

789866.13

APPENDIX B

3.1

HERITAGE DEVELOPMENT, INC.

Convertible Subordinated Debenture Due ___________, 2006

Number: D-___ Dollars: $________

FOR VALUE RECEIVED, HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Borrower"), hereby promises to pay to <__________________> or registered assigns (the "Holder"), the principal sum of <__________________> ($<___________>) and to pay interest thereon monthly, at the rate of eleven percent (11%) per annum, as of 5:00 p.m., Minneapolis, Minnesota time, on final day of the each month during the term hereof (each of the foregoing dates is referred to herein as an "Interest Payment Date") commencing on <________________> and continuing through 5:00 p.m. Minneapolis, Minnesota time on <___________> (the "Maturity Date" or "maturity"). The principal and any accrued but unpaid interest for any interim period shall be payable to the Holder in one lump sum payment at maturity. Redemptions reducing principal shall be applied to determine interest payable. Both the principal hereof and the interest thereon are payable in lawful money of the United States of America. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

Reference is made to the additional provisions of this Debenture set forth hereafter. Such additional provisions shall for all purposes have the same effect as if fully set forth on this page.

IN WITNESS WHEREOF, the Borrower has caused this Debenture to be executed in its corporate name by the signature of its duly authorized officers.

Date: ______________________, 200__

HERITAGE DEVELOPMENT, INC.

By: FOR EXHIBIT ONLY
Jeffrey A. Gardner, President

Attest: FOR EXHIBIT ONLY
Secretary

ARTICLE 1.

DEBENTURES

1.1) General. This security is one of a duly authorized issue of securities of the Borrower designated as its Subordinated Debentures having different maturities, limited in aggregate principal amount to U.S. $5,000,000. The Debentures are issuable in base denominations of U.S. $1,000 and multiples thereof with a minimum Debenture amount of $5,000. The registered holder of a Debenture shall (to the fullest extent permitted by applicable law) be treated at all times, by all persons and for all purposes as the absolute owner of such Debenture, regardless of any notice of ownership, theft or loss or of any writing thereon. The Debenture is a direct and unsecured obligation of the Borrower, subordinated as set forth in Article 2 hereof. There are no restrictions herein on other indebtedness or securities which may be incurred or issued by the Borrower.

1.2) Interest. Interest hereon shall be calculated on the basis of a 365-day year. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

1.3) Company Obligation. No recourse for the payment of the principal of or any interest on this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Borrower in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any organizer, member, officer, governor, employee or agent as such, past, present or future, of the Borrower or of any successor entity either directly or through the Borrower or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty, or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

ARTICLE 2.

SUBORDINATION

2.1) Senior Indebtedness. As used in this Debenture, the term "Senior Indebtedness" shall mean all principal of (and premium of, if any) and unpaid interest on all indebtedness of the Borrower, or with respect to which the Borrower is a guarantor, regardless of whether incurred on, before or after the date of this Debenture: (i) for money borrowed from any bank, insurance company, or other lending institution regularly engaged in the business of lending money, whether or not secured; (ii) for money borrowed from any individual or entity that qualifies as an "accredited" investor pursuant to the rules and regulations of the Securities and Exchange Commission, whether or not secured; (iii) in connection with any deferral, renewal or extension of any indebtedness described in (i) or (ii) above or any debentures, notes, or other evidence of the Borrower's indebtedness issued in exchange for indebtedness described in (i) or (ii) above; (iv) costs and expenses related to the Senior Indebtednesses; and (v) any other class of debentures or other debt which, by its terms, is senior to the debentures.

2.2) Subordination. The Borrower covenants and agrees and the Holder, by acceptance hereof, covenants, expressly for the benefit of the present and future holders of Senior Indebtedness,

that the payment of the principal and the interest on this Debenture is expressly subordinated in right of payment to the payment in full of all principal and interest of Senior Indebtedness of the Borrower in each circumstance described below in accordance with the provisions of this Article 2. Upon any terminating liquidation of assets of the Borrower upon the occurrence of any dissolution, winding up or liquidation, whether or not in bankruptcy, insolvency or receivership proceedings, the Borrower shall not pay thereafter, and the Holder of this Debenture shall not be entitled to receive thereafter, any amount in respect of the principal and interest of this Debenture unless and until the above Senior Indebtedness shall have been paid or otherwise discharged. This subordination is intended to be effective in the event of distributions made in the course of termination of Borrower's business and in the event that the payment of any principal or interest due pursuant to the terms of this Debenture prevent the payment in full of any principal or interest due pursuant to the terms of the Senior Indebtedness. Any payments made upon dissolution, winding up or liquidation, and any payment or distribution of assets of the Borrower whether in cash, property or securities to which the Holder of this Debenture would be entitled, except for the provisions hereof, shall be paid by the liquidating trustee or agent or other person authorized to make such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness, or their representatives, ratably according to the aggregate amounts remaining unpaid on Senior Indebtedness, to the extent necessary to pay said Senior Indebtedness after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

2.3) Rights Against Borrower and Others. It is understood that the provisions of this Article 2 captioned "Subordination" are, and are intended to be, solely for the purpose of defining the relative rights of the Holder of this Debenture on the one hand and the holders of the Senior Indebtedness of the Borrower on the other hand. Nothing contained in this Article 2 or elsewhere in this Debenture shall or is intended to impair, as between the Borrower, its creditors other than the holders of Senior Indebtedness, and the Holder of the Debenture, the unconditional and absolute obligation of the Borrower to pay the Holder of the Debenture the principal of and interest on the Debenture as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Holder and the creditors of the Borrower, other than the holders of such Senior Indebtedness; nor shall anything herein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under the Debenture, subject to the rights, if any, of the holders of Senior Indebtedness in respect to cash, property or securities of the Borrower received upon the exercise of any such remedy. The subordination herein provided applies to payments or distributions by the Borrower only and shall not affect the right of the Holder to collect and retain payment from any co-obligor, guarantor or surety. Upon any payment or distribution of assets of the Borrower referred to in this Article 2, the Holder shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or upon a certificate of the liquidating trustee or agent or other person making any distribution to the Holder, for the purpose of ascertaining: (i) the persons entitled to participate in such distribution; (ii) the holders of Senior Indebtedness and other indebtedness of the Borrower; (iii) the amounts of such Senior Indebtedness and the amounts payable thereon; (iv) the amount or amounts paid or distributed on Senior Indebtedness; and (v) all other facts pertinent to Senior Indebtedness or to this Article 2.

ARTICLE 3.

REDEMPTION

3.1) Redemption. This Debenture shall be subject to redemption at the election of the Borrower, in whole or in part, prior to maturity upon not less than ten (10) nor more than sixty (60) days written notice to the Holder hereof at the Holder's last registered address. If the Borrower redeems the Debenture within the first year of the term, Borrower shall repay the principal plus a premium equal to five (5%) of the principal amount of the Debentures, plus accrued interest to the redemption date. If the Debentures are redeemed at any time after the first year of the term, the Holder will be repaid the principal without premium, plus accrued interest to the redemption date. If the Holder tenders a conversion notice to the Borrower, the Borrower may redeem this Debenture at any time thereafter without notice to the Holder. If less than all of the then-outstanding Debentures are to be redeemed, the Borrower may select the Debentures for redemption at its sole discretion. In the case of partial redemption of any Debenture, a new Debenture reflecting the new principal amount shall be issued.

ARTICLE 4.

CONVERSION

4.1) Conversion. The Holder shall have the right, beginning one (1) year from and after the date of this Debenture and then at any time prior to maturity, to convert any outstanding portion of the principal amount of this Debenture (which amount is $1,000 or a multiple thereof) into fully paid and nonassessable shares of the $0.01 par value per share Common Stock of the Borrower (the "Common Stock") provided that the right to convert this Debenture and to purchase shares of Common Stock shall terminate at such time as the indebtedness represented by this Debenture has been paid or otherwise discharged. The Holder shall convert this Debenture by surrender of this Debenture and by providing the Borrower with instruments of transfer in form satisfactory to the Borrower and the Conversion Notice, duly executed, in the form attached hereto. The Borrower shall pay within thirty (30) days of the Borrower's receipt of such request all interest accrued hereon to the date of conversion and issue and deliver to such Holder certificates evidencing such shares of Common Stock as set forth herein. Borrowers right to redeem this Debenture as provided in Section 3 hereof shall continue to be effective during the aforementioned 30 day period. If a portion of the aggregate principal amount evidenced by this Debenture is converted, the Borrower shall deliver to the Holder a certificate for the proper number of shares of Common Stock for the portion converted and a new Debenture in the form hereof for the balance of the principal amount hereof. Upon transfer of this Debenture, the then unexercised conversion or purchase right set forth in this Article 5 captioned "Conversion" shall inure to the transferees in proportion to their respective interests in remaining principal, or as the Holder shall allocate said conversion.

4.2) Conversion Price. Subject to readjustment as provided in Section 4.3 hereof, the conversion or purchase price (the "Conversion Price") shall be $7.0262.

4.3) Adjustment of Conversion Terms. The Conversion Price and number of shares to be issued upon conversion of this Debenture shall be subject to adjustment from time to time upon the happening of certain events while this conversion or purchase right remains outstanding, as follows:

(a) Merger, Sale of Assets. If the Borrower at any time prior to maturity shall consolidate with or merge into or sell or convey all of or substantially all its assets to any other corporation, this Debenture shall, without the consent of the Holder, thereafter evidence the right to purchase such number and kind of securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the antidilution provisions of this Debenture shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

(b) Reclassification. If the Borrower at any time prior to maturity shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities then purchasable upon the exercise of the conversion or purchase right contained in this Debenture into the same or a different number of securities of any class or classes, this Debenture shall thereafter evidence the right to purchase such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the conversion or purchase right immediately prior to such subdivision, combination, reclassification or other change. If shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or proportionately increased in the case of combination of shares, both cases by the ratio which the total number of shares of Common Stock to be outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

4.4) Fractional Shares. No fractional shares of Common Stock will be issued in connection with any conversion or purchase hereunder but in lieu of such fractional shares, the Borrower shall make a cash payment therefor upon the basis of the Conversion Price.

4.5) Authorized Shares. The Borrower covenants that during the period the conversion or purchase right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the conversion of this Debenture. The Borrower agrees that its issuance of this Debenture shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Debenture or purchase of shares pursuant hereto.

4.6) Rights as Shareholder. Until one or more stock certificates representing the shares of Common Stock issuable upon conversion of this Debenture are issued (as evidenced by the appropriate entry on the books of the Borrower or of a duly authorized transfer agent of the Borrower), no right to vote or receive dividends or any other rights as a shareholder of the Borrower shall exist, notwithstanding conversion of the Debenture.

4.7) Method of Conversion. This Debenture may be converted by the Holder in whole or in part by the surrender of this Debenture at the principal office of the Borrower. Upon partial exercise hereof, a new Debenture containing the same date and provisions of this Debenture shall be issued by the Borrower to said Holder for the remaining principal balance.

ARTICLE 5.

EVENTS OF DEFAULT

The occurrence of any of the following events of default shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, all without demand, presentment or notice, other than specified below, all of which hereby are expressly waived upon the occurrence of an event of default:

5.1) Failure to Pay Principal or Interest. Failure to pay principal at maturity or any installment of interest hereon when due, and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.2) Breach of Covenant. The breach of any covenant or other term or condition of this Debenture and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.3) Insolvency; Receiver or Trustee. If and when the Borrower shall become insolvent and admit in writing its inability to pay its debts as they mature; or make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business or such a receiver or trustee otherwise shall be appointed.

5.4) Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors being instituted by or against the Borrower, and in the case of any proceeding filed against the Borrower without the Borrower's consent, such proceeding has not been dismissed within ninety (90) days after such filing is made.

ARTICLE 6.

TRANSFER, REGISTRATION AND REPLACEMENT

6.1) Investment Representation. The Holder hereby represents and warrants that it has acquired this Debenture for purpose of investment and with no present intent to sell or distribute the same.

6.2) Transfer. Subject to compliance with various applicable securities laws, upon due presentment for registration of transfer of this Debenture at the offices of the Borrower, a new Debenture or Debentures of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange herefor, subject to the approval of the Borrower.

6.3) Notations of Transfer. Before due presentment to the Borrower for registration of the transfer of this Debenture, the Borrower may deem and treat the person in whose name this Debenture is registered as its absolute owner for the purpose of receiving payment of principal of and interest on this Debenture and for all other purposes whatsoever, whether or not this Debenture is overdue, and the Borrower shall not be affected by notice to the contrary. The registered holder of a Debenture shall be treated as its owner for all purposes.

6.4) Restriction on Transfer. No Holder shall transfer the Debenture without the written consent of the Borrower and until such Holder has first given written notice to the Borrower on a form provided by the Borrower and with the Borrowers' written consent (which we will not unreasonably withhold.) Intra-family transfers for estate planning purposes shall be permitted upon written notice to us. Borrower reserves the right to require a signature guarantee and/or an opinion from your counsel, at your expense, that the proposed transfer can be made without compliance with the registration or qualification provisions of applicable state securities laws.

6.5) Register. The Borrower shall maintain a register for the recordation of transfers of this Debenture, which shall be transferable in whole or in part. Upon presentation by the Holder and surrender of this Debenture, the Borrower shall register such transfer and issue a new Debenture or Debentures of like aggregate principal amount and bearing the same date.

6.6) Lost or Destroyed Debentures. Upon receipt by the Borrower at its principal office of evidence satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Debenture, and in the case of any such loss, theft, or destruction, upon delivery of indemnity satisfactory to the Borrower or, in case of any such mutilation, upon surrender and cancellation of this Debenture, the Borrower will issue a new Debenture of like tenor in lieu of this Debenture with a notification thereon of the date from which interest has accrued. All expenses and reasonable charges associated with procuring such indemnity and with the preparation, authentication and delivery of a new Debenture shall be borne by the Holder of the Debenture so mutilated, destroyed, stolen or lost.

ARTICLE 7.

AMENDMENT

7.1) Amendment. The Borrower, with the consent of the holders of a majority in aggregate principal amount of the Debentures at the time outstanding, may add any provisions to or change in any manner or eliminate any of the provisions of or modify in any manner the rights set forth in the Debentures; provided, however, that no such action shall: (i) extend the maturity of a Debenture, or reduce or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any currency other than that provided herein, without the consent of each holder so affected; or (ii) reduce the aforesaid interest rate payable of Debentures or change the form of interest payment elected by the holder (cash payments or reinvestment of the interest), the holders of which are required to consent to any such action or to any waiver of compliance with certain provisions hereof or certain defaults hereunder and their consequences, without the consent of all holders of Debentures then outstanding. Prior to any declaration accelerating the maturity of the Debentures, the holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the holders of all of the Debentures waive any past default hereunder and its consequences, except a default in the payment of principal of or interest on the Debentures. Any such consent or waiver by the Holder shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Debenture and any Debentures which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Debenture or such other Debentures.

ARTICLE 8.

MISCELLANEOUS

8.1) Survival of Warranties. All agreements, representations and warranties made herein shall survive the execution and delivery hereof.

8.2) Failure Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.3) Notices. All notices and other communications given under this Debenture shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered; or (b) three (3) business days after the same have been deposited in a United States post office sent via registered or certified mail return receipt requested postage prepaid and addressed to the Borrower as set forth herein or to the Holder's address in the books and records of the Borrower; or (c) the next business day after the same have been deposited with a national overnight delivery service, addressed to the Borrower as set forth herein or to the address of the Holder in the books and records of the Borrower. Both the Holder and the Borrower may change the address by giving written notice to the other as herein provided.

8.4) Arbitration. All disputes or claims arising out of, or in any way relating to this Debenture, shall be submitted to and determined by final and binding arbitration under the rules of the American Arbitration Association. Arbitration proceedings may be initiated upon notice to the other party and to the American Arbitration Association, and shall be conducted under the rules of the American Arbitration Association in Minneapolis, Minnesota. The notice must specify the issues to be resolved in any such arbitration proceeding. Where the arbitrators shall determine that an arbitration proceeding was commenced by a party frivolously or without a basis, or primarily for the purpose of harassment or delay, the arbitrators may assess such party the cost of such proceedings including reasonable attorneys' fees of any other party. In all other cases, each party to the arbitration proceeding shall bear its own costs and its pro-rata share of the fees and expenses charged by the arbitrators and the American Arbitration Association in connection with any arbitration proceeding. Any award or equitable relief granted by the arbitrators may be enforced any court of competent jurisdiction. Notwithstanding the foregoing, nothing herein will prevent a party from seeking and obtaining equitable relief from a court of competent jurisdiction pending a final decision of the arbitrators and the proper filing of such decision with such court.

8.5) Amended Provision. The term "Debenture" or "this Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed or if later amended or supplemented, then, as so amended or supplemented.

8.6) Assignability. This Debenture shall be binding upon the Borrower, its successors and assigns, and shall inure to the benefit of Holder, its successors and assigns.

8.7) Governing Law. This Debenture has been executed in and shall be governed by and construed under the laws of the State of Minnesota, irrespective of such state's choice-of-law principles.

8.8) Consent to Jurisdiction and Forum Selection. The Borrower and the Holder agree that all actions or proceedings arising in connection with this Debenture which are not required to be submitted to arbitration shall be venued exclusively in the State and Federal courts located in the County of Ramsey, State of Minnesota. The aforementioned choice of venue is intended to be mandatory and not permissive in nature. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in the County of Ramsey, State of Minnesota shall have in personam jurisdiction and venue over each of them.

8.9) Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

8.10) Maximum Interest Rate. Notwithstanding the foregoing, the maximum total compensation that the Holder shall be entitled to receive hereunder shall not exceed the maximum rate permitted under applicable law.

852312.1

FORM OF ASSIGNMENT
(To Be Executed by the Registered Holder in Order to Transfer Debenture)

FOR VALUE RECEIVED, the undersigned registered holder hereby sells, assigns and transfers unto

____

(Please print or type name and address including zip code of assignee)

the attached Debenture issued by HERITAGE DEVELOPMENT, INC. (the "Company") and does hereby irrevocably constitute and appoint

____

Attorney to transfer the said Debenture on the books of the Company, with full power of substitution.

Please insert the address and social security or tax identification number of assignee

____

Address

____

Address

____

Address

____

Social Security or Tax Identification Number

Dated: ____________, 200__

Signature(s) ______________________

____

Note: The signature(s) to the Assignment form must correspond to the names(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever.

852312

APPENDIX B

HERITAGE DEVELOPMENT, INC.

Convertible Subordinated Debenture Due ___________, 2007

Number: D-___ Dollars: $_______

FOR VALUE RECEIVED, HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Borrower"), hereby promises to pay to <__________________> or registered assigns (the "Holder"), the principal sum of <__________________> ($<___________>) and to pay interest thereon monthly, at the rate of eleven and one-half percent (11.5%) per annum, as of 5:00 p.m., Minneapolis, Minnesota time, on final day of the each month during the term hereof (each of the foregoing dates is referred to herein as an "Interest Payment Date") commencing on <________________> and continuing through 5:00 p.m. Minneapolis, Minnesota time on <___________> (the "Maturity Date" or "maturity"). The principal and any accrued but unpaid interest for any interim period shall be payable to the Holder in one lump sum payment at maturity. Redemptions reducing principal shall be applied to determine interest payable. Both the principal hereof and the interest thereon are payable in lawful money of the United States of America. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

Reference is made to the additional provisions of this Debenture set forth hereafter. Such additional provisions shall for all purposes have the same effect as if fully set forth on this page.

IN WITNESS WHEREOF, the Borrower has caused this Debenture to be executed in its corporate name by the signature of its duly authorized officers.

Date: _____________________, 200__

HERITAGE DEVELOPMENT, INC.

By: FOR EXHIBIT ONLY
Jeffrey A. Gardner, President

Attest: FOR EXHIBIT ONLY
Secretary

ARTICLE 1.

DEBENTURES

1.1) General. This security is one of a duly authorized issue of securities of the Borrower designated as its Subordinated Debentures having different maturities, limited in aggregate principal amount to U.S. $5,000,000. The Debentures are issuable in base denominations of U.S. $1,000 and multiples thereof with a minimum Debenture amount of $5,000. The registered holder of a Debenture shall (to the fullest extent permitted by applicable law) be treated at all times, by all persons and for all purposes as the absolute owner of such Debenture, regardless of any notice of ownership, theft or loss or of any writing thereon. The Debenture is a direct and unsecured obligation of the Borrower, subordinated as set forth in Article 2 hereof. There are no restrictions herein on other indebtedness or securities which may be incurred or issued by the Borrower.

1.2) Interest. Interest hereon shall be calculated on the basis of a 365-day year. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

1.3) Company Obligation. No recourse for the payment of the principal of or any interest on this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Borrower in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any organizer, member, officer, governor, employee or agent as such, past, present or future, of the Borrower or of any successor entity either directly or through the Borrower or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty, or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

ARTICLE 2.

SUBORDINATION

2.1) Senior Indebtedness. As used in this Debenture, the term "Senior Indebtedness" shall mean all principal of (and premium of, if any) and unpaid interest on all indebtedness of the Borrower, or with respect to which the Borrower is a guarantor, regardless of whether incurred on, before or after the date of this Debenture: (i) for money borrowed from any bank, insurance company, or other lending institution regularly engaged in the business of lending money, whether or not secured; (ii) for money borrowed from any individual or entity that qualifies as an "accredited" investor pursuant to the rules and regulations of the Securities and Exchange Commission, whether or not secured; (iii) in connection with any deferral, renewal or extension of any indebtedness described in (i) or (ii) above or any debentures, notes, or other evidence of the Borrower's indebtedness issued in exchange for indebtedness described in (i) or (ii) above; (iv) costs and expenses related to the Senior Indebtednesses; and (v) any other class of debentures or other debt which, by its terms, is senior to the debentures.

2.2) Subordination. The Borrower covenants and agrees and the Holder, by acceptance hereof, covenants, expressly for the benefit of the present and future holders of Senior Indebtedness,

that the payment of the principal and the interest on this Debenture is expressly subordinated in right of payment to the payment in full of all principal and interest of Senior Indebtedness of the Borrower in each circumstance described below in accordance with the provisions of this Article 2. Upon any terminating liquidation of assets of the Borrower upon the occurrence of any dissolution, winding up or liquidation, whether or not in bankruptcy, insolvency or receivership proceedings, the Borrower shall not pay thereafter, and the Holder of this Debenture shall not be entitled to receive thereafter, any amount in respect of the principal and interest of this Debenture unless and until the above Senior Indebtedness shall have been paid or otherwise discharged. This subordination is intended to be effective in the event of distributions made in the course of termination of Borrower's business and in the event that the payment of any principal or interest due pursuant to the terms of this Debenture prevent the payment in full of any principal or interest due pursuant to the terms of the Senior Indebtedness. Any payments made upon dissolution, winding up or liquidation, and any payment or distribution of assets of the Borrower whether in cash, property or securities to which the Holder of this Debenture would be entitled, except for the provisions hereof, shall be paid by the liquidating trustee or agent or other person authorized to make such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness, or their representatives, ratably according to the aggregate amounts remaining unpaid on Senior Indebtedness, to the extent necessary to pay said Senior Indebtedness after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

2.3) Rights Against Borrower and Others. It is understood that the provisions of this Article 2 captioned "Subordination" are, and are intended to be, solely for the purpose of defining the relative rights of the Holder of this Debenture on the one hand and the holders of the Senior Indebtedness of the Borrower on the other hand. Nothing contained in this Article 2 or elsewhere in this Debenture shall or is intended to impair, as between the Borrower, its creditors other than the holders of Senior Indebtedness, and the Holder of the Debenture, the unconditional and absolute obligation of the Borrower to pay the Holder of the Debenture the principal of and interest on the Debenture as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Holder and the creditors of the Borrower, other than the holders of such Senior Indebtedness; nor shall anything herein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under the Debenture, subject to the rights, if any, of the holders of Senior Indebtedness in respect to cash, property or securities of the Borrower received upon the exercise of any such remedy. The subordination herein provided applies to payments or distributions by the Borrower only and shall not affect the right of the Holder to collect and retain payment from any co-obligor, guarantor or surety. Upon any payment or distribution of assets of the Borrower referred to in this Article 2, the Holder shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or upon a certificate of the liquidating trustee or agent or other person making any distribution to the Holder, for the purpose of ascertaining: (i) the persons entitled to participate in such distribution; (ii) the holders of Senior Indebtedness and other indebtedness of the Borrower; (iii) the amounts of such Senior Indebtedness and the amounts payable thereon; (iv) the amount or amounts paid or distributed on Senior Indebtedness; and (v) all other facts pertinent to Senior Indebtedness or to this Article 2.

ARTICLE 3.

REDEMPTION

3.1) Redemption. This Debenture shall be subject to redemption at the election of the Borrower, in whole or in part, prior to maturity upon not less than ten (10) nor more than sixty (60) days written notice to the Holder hereof at the Holder's last registered address. If the Borrower redeems the Debenture within the first year of the term, Borrower shall repay the principal plus a premium equal to five (5%) of the principal amount of the Debentures, plus accrued interest to the redemption date. If the Debentures are redeemed at any time after the first year of the term, the Holder will be repaid the principal without premium, plus accrued interest to the redemption date. If the Holder tenders a conversion notice to the Borrower, the Borrower may redeem this Debenture at any time thereafter without notice to the Holder. If less than all of the then-outstanding Debentures are to be redeemed, the Borrower may select the Debentures for redemption at its sole discretion. In the case of partial redemption of any Debenture, a new Debenture reflecting the new principal amount shall be issued.

ARTICLE 4.

CONVERSION

4.1) Conversion. The Holder shall have the right, beginning one (1) year from and after the date of this Debenture and then at any time prior to maturity, to convert any outstanding portion of the principal amount of this Debenture (which amount is $1,000 or a multiple thereof) into fully paid and nonassessable shares of the $0.01 par value per share Common Stock of the Borrower (the "Common Stock") provided that the right to convert this Debenture and to purchase shares of Common Stock shall terminate at such time as the indebtedness represented by this Debenture has been paid or otherwise discharged. The Holder shall convert this Debenture by surrender of this Debenture and by providing the Borrower with instruments of transfer in form satisfactory to the Borrower and the Conversion Notice, duly executed, in the form attached hereto. The Borrower shall pay within thirty (30) days of the Borrower's receipt of such request all interest accrued hereon to the date of conversion and issue and deliver to such Holder certificates evidencing such shares of Common Stock as set forth herein. Borrowers right to redeem this Debenture as provided in Section 3 hereof shall continue to be effective during the aforementioned 30 day period. If a portion of the aggregate principal amount evidenced by this Debenture is converted, the Borrower shall deliver to the Holder a certificate for the proper number of shares of Common Stock for the portion converted and a new Debenture in the form hereof for the balance of the principal amount hereof. Upon transfer of this Debenture, the then unexercised conversion or purchase right set forth in this Article 5 captioned "Conversion" shall inure to the transferees in proportion to their respective interests in remaining principal, or as the Holder shall allocate said conversion.

4.2) Conversion Price. Subject to readjustment as provided in Section 4.3 hereof, the conversion or purchase price (the "Conversion Price") shall be $7.0262.

4.3) Adjustment of Conversion Terms. The Conversion Price and number of shares to be issued upon conversion of this Debenture shall be subject to adjustment from time to time upon the happening of certain events while this conversion or purchase right remains outstanding, as follows:

(a) Merger, Sale of Assets. If the Borrower at any time prior to maturity shall consolidate with or merge into or sell or convey all of or substantially all its assets to any other corporation, this Debenture shall, without the consent of the Holder, thereafter evidence the right to purchase such number and kind of securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the antidilution provisions of this Debenture shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

(b) Reclassification. If the Borrower at any time prior to maturity shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities then purchasable upon the exercise of the conversion or purchase right contained in this Debenture into the same or a different number of securities of any class or classes, this Debenture shall thereafter evidence the right to purchase such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the conversion or purchase right immediately prior to such subdivision, combination, reclassification or other change. If shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or proportionately increased in the case of combination of shares, both cases by the ratio which the total number of shares of Common Stock to be outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

4.4) Fractional Shares. No fractional shares of Common Stock will be issued in connection with any conversion or purchase hereunder but in lieu of such fractional shares, the Borrower shall make a cash payment therefor upon the basis of the Conversion Price.

4.5) Authorized Shares. The Borrower covenants that during the period the conversion or purchase right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the conversion of this Debenture. The Borrower agrees that its issuance of this Debenture shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Debenture or purchase of shares pursuant hereto.

4.6) Rights as Shareholder. Until one or more stock certificates representing the shares of Common Stock issuable upon conversion of this Debenture are issued (as evidenced by the appropriate entry on the books of the Borrower or of a duly authorized transfer agent of the Borrower), no right to vote or receive dividends or any other rights as a shareholder of the Borrower shall exist, notwithstanding conversion of the Debenture.

4.7) Method of Conversion. This Debenture may be converted by the Holder in whole or in part by the surrender of this Debenture at the principal office of the Borrower. Upon partial exercise hereof, a new Debenture containing the same date and provisions of this Debenture shall be issued by the Borrower to said Holder for the remaining principal balance.

ARTICLE 5.

EVENTS OF DEFAULT

The occurrence of any of the following events of default shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, all without demand, presentment or notice, other than specified below, all of which hereby are expressly waived upon the occurrence of an event of default:

5.1) Failure to Pay Principal or Interest. Failure to pay principal at maturity or any installment of interest hereon when due, and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.2) Breach of Covenant. The breach of any covenant or other term or condition of this Debenture and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.3) Insolvency; Receiver or Trustee. If and when the Borrower shall become insolvent and admit in writing its inability to pay its debts as they mature; or make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business or such a receiver or trustee otherwise shall be appointed.

5.4) Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors being instituted by or against the Borrower, and in the case of any proceeding filed against the Borrower without the Borrower's consent, such proceeding has not been dismissed within ninety (90) days after such filing is made.

ARTICLE 6.

TRANSFER, REGISTRATION AND REPLACEMENT

6.1) Investment Representation. The Holder hereby represents and warrants that it has acquired this Debenture for purpose of investment and with no present intent to sell or distribute the same.

6.2) Transfer. Subject to compliance with various applicable securities laws, upon due presentment for registration of transfer of this Debenture at the offices of the Borrower, a new Debenture or Debentures of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange herefor, subject to the approval of the Borrower.

6.3) Notations of Transfer. Before due presentment to the Borrower for registration of the transfer of this Debenture, the Borrower may deem and treat the person in whose name this Debenture is registered as its absolute owner for the purpose of receiving payment of principal of and interest on this Debenture and for all other purposes whatsoever, whether or not this Debenture is overdue, and the Borrower shall not be affected by notice to the contrary. The registered holder of a Debenture shall be treated as its owner for all purposes.

6.4) Restriction on Transfer. No Holder shall transfer the Debenture without the written consent of the Borrower and until such Holder has first given written notice to the Borrower on a form provided by the Borrower and with the Borrowers' written consent (which we will not unreasonably withhold.) Intra-family transfers for estate planning purposes shall be permitted upon written notice to us. Borrower reserves the right to require a signature guarantee and/or an opinion from your counsel, at your expense, that the proposed transfer can be made without compliance with the registration or qualification provisions of applicable state securities laws.

6.5) Register. The Borrower shall maintain a register for the recordation of transfers of this Debenture, which shall be transferable in whole or in part. Upon presentation by the Holder and surrender of this Debenture, the Borrower shall register such transfer and issue a new Debenture or Debentures of like aggregate principal amount and bearing the same date.

6.6) Lost or Destroyed Debentures. Upon receipt by the Borrower at its principal office of evidence satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Debenture, and in the case of any such loss, theft, or destruction, upon delivery of indemnity satisfactory to the Borrower or, in case of any such mutilation, upon surrender and cancellation of this Debenture, the Borrower will issue a new Debenture of like tenor in lieu of this Debenture with a notification thereon of the date from which interest has accrued. All expenses and reasonable charges associated with procuring such indemnity and with the preparation, authentication and delivery of a new Debenture shall be borne by the Holder of the Debenture so mutilated, destroyed, stolen or lost.

ARTICLE 7.

AMENDMENT

7.1) Amendment. The Borrower, with the consent of the holders of a majority in aggregate principal amount of the Debentures at the time outstanding, may add any provisions to or change in any manner or eliminate any of the provisions of or modify in any manner the rights set forth in the Debentures; provided, however, that no such action shall: (i) extend the maturity of a Debenture, or reduce or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any currency other than that provided herein, without the consent of each holder so affected; or (ii) reduce the aforesaid interest rate payable of Debentures or change the form of interest payment elected by the holder (cash payments or reinvestment of the interest), the holders of which are required to consent to any such action or to any waiver of compliance with certain provisions hereof or certain defaults hereunder and their consequences, without the consent of all holders of Debentures then outstanding. Prior to any declaration accelerating the maturity of the Debentures, the holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the holders of all of the Debentures waive any past default hereunder and its consequences, except a default in the payment of principal of or interest on the Debentures. Any such consent or waiver by the Holder shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Debenture and any Debentures which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Debenture or such other Debentures.

ARTICLE 8.

MISCELLANEOUS

8.1) Survival of Warranties. All agreements, representations and warranties made herein shall survive the execution and delivery hereof.

8.2) Failure Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.3) Notices. All notices and other communications given under this Debenture shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered; or (b) three (3) business days after the same have been deposited in a United States post office sent via registered or certified mail return receipt requested postage prepaid and addressed to the Borrower as set forth herein or to the Holder's address in the books and records of the Borrower; or (c) the next business day after the same have been deposited with a national overnight delivery service, addressed to the Borrower as set forth herein or to the address of the Holder in the books and records of the Borrower. Both the Holder and the Borrower may change the address by giving written notice to the other as herein provided.

8.4) Arbitration. All disputes or claims arising out of, or in any way relating to this Debenture, shall be submitted to and determined by final and binding arbitration under the rules of the American Arbitration Association. Arbitration proceedings may be initiated upon notice to the other party and to the American Arbitration Association, and shall be conducted under the rules of the American Arbitration Association in Minneapolis, Minnesota. The notice must specify the issues to be resolved in any such arbitration proceeding. Where the arbitrators shall determine that an arbitration proceeding was commenced by a party frivolously or without a basis, or primarily for the purpose of harassment or delay, the arbitrators may assess such party the cost of such proceedings including reasonable attorneys' fees of any other party. In all other cases, each party to the arbitration proceeding shall bear its own costs and its pro-rata share of the fees and expenses charged by the arbitrators and the American Arbitration Association in connection with any arbitration proceeding. Any award or equitable relief granted by the arbitrators may be enforced any court of competent jurisdiction. Notwithstanding the foregoing, nothing herein will prevent a party from seeking and obtaining equitable relief from a court of competent jurisdiction pending a final decision of the arbitrators and the proper filing of such decision with such court.

8.5) Amended Provision. The term "Debenture" or "this Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed or if later amended or supplemented, then, as so amended or supplemented.

8.6) Assignability. This Debenture shall be binding upon the Borrower, its successors and assigns, and shall inure to the benefit of Holder, its successors and assigns.

8.7) Governing Law. This Debenture has been executed in and shall be governed by and construed under the laws of the State of Minnesota, irrespective of such state's choice-of-law principles.

8.8) Consent to Jurisdiction and Forum Selection. The Borrower and the Holder agree that all actions or proceedings arising in connection with this Debenture which are not required to be submitted to arbitration shall be venued exclusively in the State and Federal courts located in the County of Ramsey, State of Minnesota. The aforementioned choice of venue is intended to be mandatory and not permissive in nature. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in the County of Ramsey, State of Minnesota shall have in personam jurisdiction and venue over each of them.

8.9) Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

8.10) Maximum Interest Rate. Notwithstanding the foregoing, the maximum total compensation that the Holder shall be entitled to receive hereunder shall not exceed the maximum rate permitted under applicable law.

852314.1

FORM OF ASSIGNMENT
(To Be Executed by the Registered Holder in Order to Transfer Debenture)

FOR VALUE RECEIVED, the undersigned registered holder hereby sells, assigns and transfers unto

____

(Please print or type name and address including zip code of assignee)

the attached Debenture issued by HERITAGE DEVELOPMENT, INC. (the "Company") and does hereby irrevocably constitute and appoint

____

Attorney to transfer the said Debenture on the books of the Company, with full power of substitution.

Please insert the address and social security or tax identification number of assignee

____

Address

____

Address

____

Address

____

Social Security or Tax Identification
Number

Dated: _____________, 200__

Signature(s) _______________________

____

Note: The signature(s) to the Assignment form must correspond to the names(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever.

852314.1

APPENDIX B

HERITAGE DEVELOPMENT, INC.

Convertible Subordinated Debenture Due ___________, 2008

Number: D-___ Dollars: $_______

FOR VALUE RECEIVED, HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Borrower"), hereby promises to pay to <__________________> or registered assigns (the "Holder"), the principal sum of <___________________> ($<___________>) and to pay interest thereon monthly, at the rate of twelve percent (12.0%) per annum, as of 5:00 p.m., Minneapolis, Minnesota time, on final day of each month during the term hereof (each of the foregoing dates is referred to herein as an "Interest Payment Date") commencing on <________________> and continuing through 5:00 p.m. Minneapolis, Minnesota time on <___________> (the "Maturity Date" or "maturity"). The principal and any accrued but unpaid interest for any interim period shall be payable to the Holder in one lump sum payment at maturity. Redemptions reducing principal shall be applied to determine interest payable. Both the principal hereof and the interest thereon are payable in lawful money of the United States of America. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

Reference is made to the additional provisions of this Debenture set forth hereafter. Such additional provisions shall for all purposes have the same effect as if fully set forth on this page.

IN WITNESS WHEREOF, the Borrower has caused this Debenture to be executed in its corporate name by the signature of its duly authorized officers.

Date: ______________________, 200__

HERITAGE DEVELOPMENT, INC.

By: FOR EXHIBIT ONLY
Jeffrey A. Gardner, President

Attest: FOR EXHIBIT ONLY
Secretary

ARTICLE 1.

DEBENTURES

1.1) General. This security is one of a duly authorized issue of securities of the Borrower designated as its Subordinated Debentures having different maturities, limited in aggregate principal amount to U.S. $5,000,000. The Debentures are issuable in base denominations of U.S. $1,000 and multiples thereof with a minimum Debenture amount of $5,000. The registered holder of a Debenture shall (to the fullest extent permitted by applicable law) be treated at all times, by all persons and for all purposes as the absolute owner of such Debenture, regardless of any notice of ownership, theft or loss or of any writing thereon. The Debenture is a direct and unsecured obligation of the Borrower, subordinated as set forth in Article 2 hereof. There are no restrictions herein on other indebtedness or securities which may be incurred or issued by the Borrower.

1.2) Interest. Interest hereon shall be calculated on the basis of a 365-day year. The interest payable hereon shall be paid to the person in whose name this Debenture is registered as of the close of business on the 15th day of the month next preceding each Interest Payment Date, whether or not such date is a business day, by check mailed to the registered address of the such person.

1.3) Company Obligation. No recourse for the payment of the principal of or any interest on this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Borrower in any Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any organizer, member, officer, governor, employee or agent as such, past, present or future, of the Borrower or of any successor entity either directly or through the Borrower or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty, or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

ARTICLE 2.

SUBORDINATION

2.1) Senior Indebtedness. As used in this Debenture, the term "Senior Indebtedness" shall mean all principal of (and premium of, if any) and unpaid interest on all indebtedness of the Borrower, or with respect to which the Borrower is a guarantor, regardless of whether incurred on, before or after the date of this Debenture: (i) for money borrowed from any bank, insurance company, or other lending institution regularly engaged in the business of lending money, whether or not secured; (ii) for money borrowed from any individual or entity that qualifies as an "accredited" investor pursuant to the rules and regulations of the Securities and Exchange Commission, whether or not secured; (iii) in connection with any deferral, renewal or extension of any indebtedness described in (i) or (ii) above or any debentures, notes, or other evidence of the Borrower's indebtedness issued in exchange for indebtedness described in (i) or (ii) above; (iv) costs and expenses related to the Senior Indebtednesses; and (v) any other class of debentures or other debt which, by its terms, is senior to the debentures.

2.2) Subordination. The Borrower covenants and agrees and the Holder, by acceptance hereof, covenants, expressly for the benefit of the present and future holders of Senior Indebtedness,

that the payment of the principal and the interest on this Debenture is expressly subordinated in right of payment to the payment in full of all principal and interest of Senior Indebtedness of the Borrower in each circumstance described below in accordance with the provisions of this Article 2. Upon any terminating liquidation of assets of the Borrower upon the occurrence of any dissolution, winding up or liquidation, whether or not in bankruptcy, insolvency or receivership proceedings, the Borrower shall not pay thereafter, and the Holder of this Debenture shall not be entitled to receive thereafter, any amount in respect of the principal and interest of this Debenture unless and until the above Senior Indebtedness shall have been paid or otherwise discharged. This subordination is intended to be effective in the event of distributions made in the course of termination of Borrower's business and in the event that the payment of any principal or interest due pursuant to the terms of this Debenture prevent the payment in full of any principal or interest due pursuant to the terms of the Senior Indebtedness. Any payments made upon dissolution, winding up or liquidation, and any payment or distribution of assets of the Borrower whether in cash, property or securities to which the Holder of this Debenture would be entitled, except for the provisions hereof, shall be paid by the liquidating trustee or agent or other person authorized to make such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness, or their representatives, ratably according to the aggregate amounts remaining unpaid on Senior Indebtedness, to the extent necessary to pay said Senior Indebtedness after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

2.3) Rights Against Borrower and Others. It is understood that the provisions of this Article 2 captioned "Subordination" are, and are intended to be, solely for the purpose of defining the relative rights of the Holder of this Debenture on the one hand and the holders of the Senior Indebtedness of the Borrower on the other hand. Nothing contained in this Article 2 or elsewhere in this Debenture shall or is intended to impair, as between the Borrower, its creditors other than the holders of Senior Indebtedness, and the Holder of the Debenture, the unconditional and absolute obligation of the Borrower to pay the Holder of the Debenture the principal of and interest on the Debenture as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Holder and the creditors of the Borrower, other than the holders of such Senior Indebtedness; nor shall anything herein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under the Debenture, subject to the rights, if any, of the holders of Senior Indebtedness in respect to cash, property or securities of the Borrower received upon the exercise of any such remedy. The subordination herein provided applies to payments or distributions by the Borrower only and shall not affect the right of the Holder to collect and retain payment from any co-obligor, guarantor or surety. Upon any payment or distribution of assets of the Borrower referred to in this Article 2, the Holder shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or upon a certificate of the liquidating trustee or agent or other person making any distribution to the Holder, for the purpose of ascertaining: (i) the persons entitled to participate in such distribution; (ii) the holders of Senior Indebtedness and other indebtedness of the Borrower; (iii) the amounts of such Senior Indebtedness and the amounts payable thereon; (iv) the amount or amounts paid or distributed on Senior Indebtedness; and (v) all other facts pertinent to Senior Indebtedness or to this Article 2.

ARTICLE 3.

REDEMPTION

3.1) Redemption. This Debenture shall be subject to redemption at the election of the Borrower, in whole or in part, prior to maturity upon not less than ten (10) nor more than sixty (60) days written notice to the Holder hereof at the Holder's last registered address. If the Borrower redeems the Debenture within the first year of the term, Borrower shall repay the principal plus a premium equal to five (5%) of the principal amount of the Debentures, plus accrued interest to the redemption date. If the Debentures are redeemed at any time after the first year of the term, the Holder will be repaid the principal without premium, plus accrued interest to the redemption date. If the Holder tenders a conversion notice to the Borrower, the Borrower may redeem this Debenture at any time thereafter without notice to the Holder. If less than all of the then-outstanding Debentures are to be redeemed, the Borrower may select the Debentures for redemption at its sole discretion. In the case of partial redemption of any Debenture, a new Debenture reflecting the new principal amount shall be issued.

ARTICLE 4.

CONVERSION

4.1) Conversion. The Holder shall have the right, beginning one (1) year from and after the date of this Debenture and then at any time prior to maturity, to convert any outstanding portion of the principal amount of this Debenture (which amount is $1,000 or a multiple thereof) into fully paid and nonassessable shares of the $0.01 par value per share Common Stock of the Borrower (the "Common Stock") provided that the right to convert this Debenture and to purchase shares of Common Stock shall terminate at such time as the indebtedness represented by this Debenture has been paid or otherwise discharged. The Holder shall convert this Debenture by surrender of this Debenture and by providing the Borrower with instruments of transfer in form satisfactory to the Borrower and the Conversion Notice, duly executed, in the form attached hereto. The Borrower shall pay within thirty (30) days of the Borrower's receipt of such request all interest accrued hereon to the date of conversion and issue and deliver to such Holder certificates evidencing such shares of Common Stock as set forth herein. Borrowers right to redeem this Debenture as provided in Section 3 hereof shall continue to be effective during the aforementioned 30 day period. If a portion of the aggregate principal amount evidenced by this Debenture is converted, the Borrower shall deliver to the Holder a certificate for the proper number of shares of Common Stock for the portion converted and a new Debenture in the form hereof for the balance of the principal amount hereof. Upon transfer of this Debenture, the then unexercised conversion or purchase right set forth in this Article 5 captioned "Conversion" shall inure to the transferees in proportion to their respective interests in remaining principal, or as the Holder shall allocate said conversion.

4.2) Conversion Price. Subject to readjustment as provided in Section 4.3 hereof, the conversion or purchase price (the "Conversion Price") shall be $7.0262.

4.3) Adjustment of Conversion Terms. The Conversion Price and number of shares to be issued upon conversion of this Debenture shall be subject to adjustment from time to time upon the happening of certain events while this conversion or purchase right remains outstanding, as follows:

(a) Merger, Sale of Assets. If the Borrower at any time prior to maturity shall consolidate with or merge into or sell or convey all of or substantially all its assets to any other corporation, this Debenture shall, without the consent of the Holder, thereafter evidence the right to purchase such number and kind of securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the antidilution provisions of this Debenture shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

(b) Reclassification. If the Borrower at any time prior to maturity shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities then purchasable upon the exercise of the conversion or purchase right contained in this Debenture into the same or a different number of securities of any class or classes, this Debenture shall thereafter evidence the right to purchase such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the conversion or purchase right immediately prior to such subdivision, combination, reclassification or other change. If shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or proportionately increased in the case of combination of shares, both cases by the ratio which the total number of shares of Common Stock to be outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

4.4) Fractional Shares. No fractional shares of Common Stock will be issued in connection with any conversion or purchase hereunder but in lieu of such fractional shares, the Borrower shall make a cash payment therefor upon the basis of the Conversion Price.

4.5) Authorized Shares. The Borrower covenants that during the period the conversion or purchase right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the conversion of this Debenture. The Borrower agrees that its issuance of this Debenture shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Debenture or purchase of shares pursuant hereto.

4.6) Rights as Shareholder. Until one or more stock certificates representing the shares of Common Stock issuable upon conversion of this Debenture are issued (as evidenced by the appropriate entry on the books of the Borrower or of a duly authorized transfer agent of the Borrower), no right to vote or receive dividends or any other rights as a shareholder of the Borrower shall exist, notwithstanding conversion of the Debenture.

4.7) Method of Conversion. This Debenture may be converted by the Holder in whole or in part by the surrender of this Debenture at the principal office of the Borrower. Upon partial exercise hereof, a new Debenture containing the same date and provisions of this Debenture shall be issued by the Borrower to said Holder for the remaining principal balance.

ARTICLE 5.

EVENTS OF DEFAULT

The occurrence of any of the following events of default shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, all without demand, presentment or notice, other than specified below, all of which hereby are expressly waived upon the occurrence of an event of default:

5.1) Failure to Pay Principal or Interest. Failure to pay principal at maturity or any installment of interest hereon when due, and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.2) Breach of Covenant. The breach of any covenant or other term or condition of this Debenture and continuance thereof for a period of thirty (30) days after written notice to the Borrower from the Holder.

5.3) Insolvency; Receiver or Trustee. If and when the Borrower shall become insolvent and admit in writing its inability to pay its debts as they mature; or make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business or such a receiver or trustee otherwise shall be appointed.

5.4) Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors being instituted by or against the Borrower, and in the case of any proceeding filed against the Borrower without the Borrower's consent, such proceeding has not been dismissed within ninety (90) days after such filing is made.

ARTICLE 6.

TRANSFER, REGISTRATION AND REPLACEMENT

6.1) Investment Representation. The Holder hereby represents and warrants that it has acquired this Debenture for purpose of investment and with no present intent to sell or distribute the same.

6.2) Transfer. Subject to compliance with various applicable securities laws, upon due presentment for registration of transfer of this Debenture at the offices of the Borrower, a new Debenture or Debentures of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange herefor, subject to the approval of the Borrower.

6.3) Notations of Transfer. Before due presentment to the Borrower for registration of the transfer of this Debenture, the Borrower may deem and treat the person in whose name this Debenture is registered as its absolute owner for the purpose of receiving payment of principal of and interest on this Debenture and for all other purposes whatsoever, whether or not this Debenture is overdue, and the Borrower shall not be affected by notice to the contrary. The registered holder of a Debenture shall be treated as its owner for all purposes.

6.4) Restriction on Transfer. No Holder shall transfer the Debenture without the written consent of the Borrower and until such Holder has first given written notice to the Borrower on a form provided by the Borrower and with the Borrowers' written consent (which we will not unreasonably withhold.) Intra-family transfers for estate planning purposes shall be permitted upon written notice to us. Borrower reserves the right to require a signature guarantee and/or an opinion from your counsel, at your expense, that the proposed transfer can be made without compliance with the registration or qualification provisions of applicable state securities laws.

6.5) Register. The Borrower shall maintain a register for the recordation of transfers of this Debenture, which shall be transferable in whole or in part. Upon presentation by the Holder and surrender of this Debenture, the Borrower shall register such transfer and issue a new Debenture or Debentures of like aggregate principal amount and bearing the same date.

6.6) Lost or Destroyed Debentures. Upon receipt by the Borrower at its principal office of evidence satisfactory to the Borrower of the loss, theft, destruction or mutilation of this Debenture, and in the case of any such loss, theft, or destruction, upon delivery of indemnity satisfactory to the Borrower or, in case of any such mutilation, upon surrender and cancellation of this Debenture, the Borrower will issue a new Debenture of like tenor in lieu of this Debenture with a notification thereon of the date from which interest has accrued. All expenses and reasonable charges associated with procuring such indemnity and with the preparation, authentication and delivery of a new Debenture shall be borne by the Holder of the Debenture so mutilated, destroyed, stolen or lost.

ARTICLE 7.

AMENDMENT

7.1) Amendment. The Borrower, with the consent of the holders of a majority in aggregate principal amount of the Debentures at the time outstanding, may add any provisions to or change in any manner or eliminate any of the provisions of or modify in any manner the rights set forth in the Debentures; provided, however, that no such action shall: (i) extend the maturity of a Debenture, or reduce or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any currency other than that provided herein, without the consent of each holder so affected; or (ii) reduce the aforesaid interest rate payable of Debentures or change the form of interest payment elected by the holder (cash payments or reinvestment of the interest), the holders of which are required to consent to any such action or to any waiver of compliance with certain provisions hereof or certain defaults hereunder and their consequences, without the consent of all holders of Debentures then outstanding. Prior to any declaration accelerating the maturity of the Debentures, the holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the holders of all of the Debentures waive any past default hereunder and its consequences, except a default in the payment of principal of or interest on the Debentures. Any such consent or waiver by the Holder shall be conclusive and binding upon such Holder and upon all future Holders and owners of this Debenture and any Debentures which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Debenture or such other Debentures.

ARTICLE 8.

MISCELLANEOUS

8.1) Survival of Warranties. All agreements, representations and warranties made herein shall survive the execution and delivery hereof.

8.2) Failure Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.3) Notices. All notices and other communications given under this Debenture shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered; or (b) three (3) business days after the same have been deposited in a United States post office sent via registered or certified mail return receipt requested postage prepaid and addressed to the Borrower as set forth herein or to the Holder's address in the books and records of the Borrower; or (c) the next business day after the same have been deposited with a national overnight delivery service, addressed to the Borrower as set forth herein or to the address of the Holder in the books and records of the Borrower. Both the Holder and the Borrower may change the address by giving written notice to the other as herein provided.

8.4) Arbitration. All disputes or claims arising out of, or in any way relating to this Debenture, shall be submitted to and determined by final and binding arbitration under the rules of the American Arbitration Association. Arbitration proceedings may be initiated upon notice to the other party and to the American Arbitration Association, and shall be conducted under the rules of the American Arbitration Association in Minneapolis, Minnesota. The notice must specify the issues to be resolved in any such arbitration proceeding. Where the arbitrators shall determine that an arbitration proceeding was commenced by a party frivolously or without a basis, or primarily for the purpose of harassment or delay, the arbitrators may assess such party the cost of such proceedings including reasonable attorneys' fees of any other party. In all other cases, each party to the arbitration proceeding shall bear its own costs and its pro-rata share of the fees and expenses charged by the arbitrators and the American Arbitration Association in connection with any arbitration proceeding. Any award or equitable relief granted by the arbitrators may be enforced any court of competent jurisdiction. Notwithstanding the foregoing, nothing herein will prevent a party from seeking and obtaining equitable relief from a court of competent jurisdiction pending a final decision of the arbitrators and the proper filing of such decision with such court.

8.5) Amended Provision. The term "Debenture" or "this Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed or if later amended or supplemented, then, as so amended or supplemented.

8.6) Assignability. This Debenture shall be binding upon the Borrower, its successors and assigns, and shall inure to the benefit of Holder, its successors and assigns.

8.7) Governing Law. This Debenture has been executed in and shall be governed by and construed under the laws of the State of Minnesota, irrespective of such state's choice-of-law principles.

8.8) Consent to Jurisdiction and Forum Selection. The Borrower and the Holder agree that all actions or proceedings arising in connection with this Debenture which are not required to be submitted to arbitration shall be venued exclusively in the State and Federal courts located in the County of Ramsey, State of Minnesota. The aforementioned choice of venue is intended to be mandatory and not permissive in nature. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in the County of Ramsey, State of Minnesota shall have in personam jurisdiction and venue over each of them.

8.9) Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

8.10) Maximum Interest Rate. Notwithstanding the foregoing, the maximum total compensation that the Holder shall be entitled to receive hereunder shall not exceed the maximum rate permitted under applicable law.

786541.4

FORM OF ASSIGNMENT
(To Be Executed by the Registered Holder in Order to Transfer Debenture)

FOR VALUE RECEIVED, the undersigned registered holder hereby sells, assigns and transfers unto

____

(Please print or type name and address including zip code of assignee)

the attached Debenture issued by HERITAGE DEVELOPMENT, INC. (the "Company") and does hereby irrevocably constitute and appoint

____

Attorney to transfer the said Debenture on the books of the Company, with full power of substitution.

Please insert the address and social security or tax identification number of assignee

____

Address

____

Address

____

Address

____

Social Security or Tax Identification Number

Dated: _____________, 200__

Signature(s) _______________________

____

Note: The signature(s) to the Assignment form must correspond to the names(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever.

786541.4

3.2



INCORPORATED UNDER THE LAWS OF THE STATE OF MINNESOTA

NUMBER FORM

SHARES FORM

HERITAGE DEVELOPMENT, INC.

AUTHORIZED NUMBER OF SHARES: 10,000,000

(SEE RESTRICTIVE LEGENDS ON REVERSE SIDE)

This Certifies that FORM *is the owner and*

registered holder of FORM *Shares of*

Common Stock of

Heritage Development, Inc. of $.01 Par Value,

transferable only on the books of the corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed.

IN WITNESS WHEREOF, the said corporation has caused this certificate to be signed by its duly authorized officers and to be sealed with the seal of the corporation

this FORM *day of* FORM, FORM.

Secretary
Jeffrey A. Gardner

President
Jeffrey A. Gardner

The sale, transfer or encumbrance of this certificate is subject to an Agreement dated December 10, 1997, between the Corporation and the owner of the shares of stock represented by this Certificate. A copy of the Agreement is on file in the office of the Secretary of the Corporation. The Agreement provides, among other things, for certain obligations to sell and to purchase the shares of stock evidenced by this Certificate, for a designated purchase price. By accepting the shares of stock evidenced by this Certificate the holder agrees to be bound by this Agreement. The shares of stock represented by this Certificate have been issued without registration under the Securities Act of 1933, and no transfer of them will be made by the Corporation or its transfer agent, unless done pursuant to an effective registration statement under the Securities Act of 1933, as amended, and under appropriate state laws, or there is presented to the Corporation an opinion of counsel satisfactory to it to the effect that such registrations are not required.

The Corporation will furnish without charge to each shareholder upon request a full statement of the designations, preferences, limitations, and relative rights of the shares of each class or series of stock authorized to be issued by the Corporation, so far as they have been determined. The Board of Directors has the authority to fix and determine the relative rights and preferences of subsequent classes or series of stock.

For Value Received _________ hereby sell, assign and transfer unto

____

_____________________________________ Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint

_____________________________________ Attorney to transfer the said shares on the Books of the within named Corporation with full power of substitution in the premises.

Dated _______________ , _____ _______________

IN PRESENCE OF _____________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

APPENDIX C

SUBSCRIPTION AGREEMENT

Heritage Development, Inc.
422 East County Road D
St. Paul, MN 55117

4.1

Gentlemen:

By execution of this Subscription Agreement, the undersigned hereby subscribes to purchase debentures in the principal dollar amount set forth below of Heritage Development, Inc., a corporation organized under the laws of the State of Minnesota, pursuant to an offering described in the Offering Circular dated ________ __, 2003, and any supplements, amendments and attachments thereto.

IN WITNESS WHEREOF, the investor(s) have executed this Subscription Agreement or caused the same to be signed on his/her/their behalf this ___ day of _________________, 200_.

Amount of Investment: $ ___________________ (Total Dollar Amount)

Term and Annual Interest Rate:

Check One	Term	Annual Interest Rate
__________	3 years	11.0%
__________	4 years	11.5%
__________	5 years	12.0%

X ___________________________
Signature

X___________________________
Signature of Co-Investor

____
Social Security Number or Taxpayer I.D. Number

____
Social Security Number or Taxpayer I.D. Number

____
Name(print or type)

____
Name(print or type)

____

____

____
Address

____
Address

Please return this Subscription Agreement to:

Heritage Development, Inc. Escrow Account
c/o Premier Bank
2866 White Bear Avenue
Maplewood, MN 55109

786542.1

STOCK RESTRICTION AGREEMENT

5.3

THIS AGREEMENT, made and entered into as of the 9th day of May, 2003, by and among Heritage Development, Inc. (the "Company"), Edward John Dobbs ("Shareholder") Lori Aldrich-Dobbs ("Spouse") and Jeffrey A. Gardner ("Gardner").

WHEREAS, the Shareholder is the owner of 111 shares of the issued and outstanding capital stock of the Company; and

WHEREAS, in order to insure continuity of management, preserve harmony in the affairs of the Company and serve the best interests of the Company, the Shareholder and the Company have agreed to the imposition of certain obligations and restrictions set forth herein with regard to said stock; and

WHEREAS, the Spouse may hold certain property rights in the shares of stock of the Company under and pursuant to applicable law, or otherwise.

NOW, THEREFORE, the Company, the Shareholder and the Spouse agree as follows:

1. **Stock Subject to Agreement.**

A. Stock Subject to this Agreement; Presently Owned or Hereafter Acquired. As used in this Agreement, the terms "stock", "shares" and "shares of stock" shall mean and include all shares of common capital stock of the Company of every class and description owned by the Shareholder, including, but not limited to, voting stock, non-voting stock, common stock and preferred stock. All provisions of this Agreement shall apply to all stock of the Company now owned by the Shareholder or thereafter acquired in any manner, including, but not limited to, purchase, gift, reclassification, recapitalization, stock dividend or stock split.

B. Endorsement of Stock Certificate. The following legend shall be conspicuously printed or typewritten on the face of each share certificate presently owned or hereafter acquired by the Shareholder:

"SEE RESTRICTION ON REVERSE SIDE"

and the following legend shall be conspicuously printed or typewritten on the reverse side:

> The sale, transfer or encumbrance of this Certificate is subject to an Agreement dated May 9, 2003, between the Company and the owner of the shares of stock represented by this Certificate. A copy of the Agreement is on file in the office of the Secretary of the Company. The Agreement provides, among other things, for certain obligations to sell and to purchase the shares of stock

evidenced by this Certificate for a designated purchase price. By accepting the shares of stock evidenced by this Certificate, the holder agrees to be bound by this Agreement. The shares of stock represented by this Certificate have been issued without registration under the Securities Act of 1933, and no transfer of them will be made by the Company or its transfer agent, unless done pursuant to an effective registration statement under the Securities Act of 1933, as amended, and under appropriate state laws, or there is presented to the Company an opinion of counsel satisfactory to it to the effect that such registrations are not required.

This Agreement will be valid as between the parties without regard to the existence of such an endorsement on any Shareholder's certificate(s). The Company shall keep a copy of this Agreement available at its registered office for inspection by all properly interested parties.

C. Invalidity. Any transfer of any nature whatsoever which occurs or is consummated without compliance with the applicable provisions of this Agreement shall be null and void.

2. **Voluntary Transfers**. Except as provided in this paragraph, the Shareholder shall not sell, transfer, assign, exchange, gift or otherwise dispose of all or any part of his shares, except with the prior written consent of the Company.

A. Option to Company. If the Shareholder desires to dispose of all of his shares of stock during his lifetime (except by testamentary disposition) and the Shareholder receives an offer to purchase, the Shareholder will cause the terms and provisions of the proposed disposition to be reduced to the form of a good faith offer by the offeror to the Shareholder. An offer shall be deemed a good faith offer only if it is made in writing, is signed by the purported offeror, is accompanied by earnest money in the form of a certified or cashier's check in an amount equal to at least ten percent (10%) of the offered purchase price, and requires only acceptance and execution of the offer by the Shareholder in order to constitute a valid, binding and enforceable agreement of purchase and sale. The Shareholder will give written notice of his intention to accept the good faith offer to the company and shall extend to the Company an option to purchase the shares of stock or any right, privilege or interest pertaining to them, which are the subject of the good faith offer. True and correct copies of the good faith offer and the earnest money check must be attached to the notice. Upon receipt of such notice, the Company will have thirty (30) days within which to determine whether or not it will exercise the option to purchase. Exercise of the option shall be as set forth in Paragraph 9 of this Agreement. Unless agreed to by all parties hereto, the Shareholder may not sell, transfer, assign, exchange or otherwise dispose of less than all of his stock during his lifetime.

B. Purchase Price: Terms of Payment. The purchase price set forth in the option extended by the Shareholder to the Company shall be the lesser of (a) the purchase price determined pursuant to Paragraph 10 hereof, or (ii) the price contained in the good faith offer. The terms of payment set forth in said option shall be the same as proposed in the good faith offer.

C. Failure to Exercise Option: Attachment of Restrictions. Unless the Shareholder receives written notice of exercise of the option from the Company within the time period for exercising the option set forth above, the Shareholder shall be free to accept the good faith offer and to consummate the sale and purchase strictly in accordance with the terms and conditions of the good faith offer. Any transferee must agree, in writing delivered to the Company, to be bound by the restrictions of this Agreement, and specifically, this Paragraph. The Company may require proof by affidavit of the Shareholder and the transferee, or other reasonable procedure, in order to determine whether the sale and purchase were made strictly in accordance with the terms of the good faith offer.

D. Time Limitation: Re-Submission of Offer. If the Shareholder does not consummate the sale and purchase with the named offeror, strictly in accordance with the terms and provisions of the good faith offer and within thirty (30) days after the expiration of the Company's option period, no sale, transfer or assignment shall be made by the Shareholder without the prior re-submission of a good faith offer embodying any modification in the terms or conditions of the purchase and sale, or any change in the offer, to the Company, in accordance with the provisions of this Paragraph.

E. Death or Disability of Shareholder. In the event the Shareholder dies or becomes disabled during the option period described in this Paragraph, or prior to closing if any option is exercised under this Paragraph, the deceased or disabled Shareholder's stock shall be subject to the provisions of Paragraph 6 relating to death, or Paragraph 5, relating to disability, as appropriate, and not to the provisions of this Paragraph.

F. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

3. **Involuntary Transfers**. In the event (i) the Shareholder files, or has filed against him, a petition in bankruptcy, insolvency, or creditor's arrangement pursuant to the provisions of any state or federal insolvency or bankruptcy laws; or (ii) the Shareholder's interest in the Company is levied upon or taken upon execution, attachment, or other process of law; or (iii) a receiver or trustee of the property of the Shareholder is appointed by reason of the Shareholder's insolvency or inability to pay his debts; or (iv) the Shareholder makes an assignment for the benefit of creditors (any of said events are hereinafter referred to as an "involuntary transfer"); then the Shareholder shall give

immediate written notice of the involuntary transfer and of the number of shares involuntarily transferred (hereinafter "Transferred Shares") to the Company. Upon the occurrence of an involuntary transfer, and notwithstanding any failure of the Shareholder or transferee to deliver notice, the Company will have the option, as hereinafter set forth, to purchase all or any portion of the transferred shares, at a price equal to the purchase price determined pursuant to Paragraph 10 hereof. The purchase price shall be paid in the manner and subject to the terms and conditions set forth in subparagraph C of this Paragraph.

A. Option to Company. In the event of an involuntary transfer, the Company will have a thirty (30) day option (from the date of receipt of written notice thereof or, if no written notice is given, from the date the Company obtains actual knowledge of the involuntary transfer) to purchase all or any portion of the transferred shares at the purchase price described above. Exercise of the option will be as set forth in Paragraph 9 of this Agreement.

B. Continuation of Restrictions. If all or any portion of the transferred shares are not purchased within the time limits set forth above, the transferee and the transferred shares shall remain subject to the terms and conditions of this Agreement.

C. Payment of Purchase Price. The purchase price to be paid by the Company shall be paid as follows:

(1) Downpayment. The downpayment for the transfrerred shares to be purchased shall be paid in cash in an amount equal to twenty percent (20%) of the purchase price.

(2) Balance. The balance shall be represented by a negotiable promissory note totaling the amount of said balance, which promissory note shall be dated the date of closing and shall provide the same payment terms as in subparagraph 11.D of this Agreement.

D. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

4. **Termination of Marital Relationship**. If the marital relationship of the Shareholder is terminated by divorce and the Shareholder does not succeed to the Spouse's interest (community or otherwise) in any and all shares of stock owned by the Shareholder, such the Shareholder and the company will have the option, as hereinafter set forth, to purchase all or any portion of the Spouse's interest in such shares of stock (hereinafter "transferred shares") at a price equal to the purchase price determined

pursuant to Paragraph 10 hereof. The purchase price shall be paid in the manner and subject to the terms and conditions set forth in subparagraph D of this Paragraph.

A. Option to Shareholder. The Shareholder will have a thirty (30) day option (from the date of the divorce which shall be deemed to be the date the order for judgment is filed with the court) to purchase all or any portion of the transferred shares at the purchase price described above.

B. Option to Company. If the Shareholder does not exercise its option in the manner set forth above, then, upon expiration of the thirty (30) day period, the option will be deemed given to the Company who will have thirty (30) days after the expiration of the Shareholder's thirty (30) day option period within which to exercise its option to purchase all or any portion of the transferred shares at the purchase price described above. Exercise of the option will be as set forth in Paragraph 9 of this Agreement.

C. Continuance of Restrictions. If all or any portion of the transferred shares are not purchased within the time limits set forth above, the spouse and the transferred shares shall remain subject to the terms and conditions of this Agreement.

D. Payment of Purchase Price. The purchase price to be paid by the Shareholder or the Company shall be paid as follows:

(1) Downpayment. The downpayment for the transferred shares to be purchased shall be paid in cash in an amount equal to twenty percent (20%) of the purchase price.

(2) Balance. The balance shall be represented by a negotiable promissory note totaling the amount of said balance, which promissory note shall be dated the date of closing and shall provide the same payment terms as in subparagraph 11.D of this Agreement.

E. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

5. **Disability of a Shareholder**. In the event of the disability of the Shareholder, his stock shall be offered to the Company. The Company shall have a thirty (30) day option (from the date of written notice or actual knowledge of the Shareholder's disability as defined herein) to purchase as much of the stock owned by the disabled Shareholder as the Company is legally permitted to purchase. Exercise of the option will be as set forth in Paragraph 9 of this Agreement. The purchase price for the disabled

Shareholder's stock shall be determined and paid pursuant to the applicable provisions of Paragraphs 10 and 11 of this Agreement.

A. Definition of Disability. "Disability" shall mean the continuation of a condition resulting from any physical or mental injury, illness or other impairment which shall render the Shareholder incapable of performing the normal full-time services previously rendered to the Company by the Shareholder for a continuous period of six (6) months. The determination of whether a Shareholder is disabled for purposes of the foregoing definition shall be made in the following manner. The Shareholder and the Company shall each obtain the written opinion of a medical doctor as to whether the Shareholder is disabled. If the two doctors agree as to whether the Shareholder is disabled or not disabled under the foregoing definition, the written opinion of the doctors shall be accepted as conclusive and binding by both the Shareholder and the Company. If the two doctors do not agree as to whether the Shareholder is disabled or not disabled under the foregoing definition, the written opinion of the doctors shall be accepted as conclusive to whether the Shareholder is disabled or not disabled under the foregoing definition, the doctors shall mutually appoint a third medical doctor, whose written opinion as to whether the Shareholder is disabled under the foregoing definition, the doctors shall mutually appoint a third medical doctor, whose written opinion as to whether the Shareholder is disabled under the foregoing definition shall be accepted as conclusive and binding by both the Shareholder and the Company.

B. Insurance Policies. During the term of this Agreement and for the purpose of funding all or a portion of the purchase price of the shares of the disabled Shareholder, the Company may purchase and maintain, at the Company's sole cost and expense, disability insurance on the shareholder. These policies, if and when issued, will be described in ***Exhibit A*** to this Agreement.

C. Death of Disabled Shareholder. In the event the disabled Shareholder dies before having received, in cash, the entire purchase price specified in the applicable provisions of Paragraph 10 of this Agreement, the Company shall have the option to complete the purchase in accordance with Paragraph 6. Notwithstanding the provisions of Paragraph 10 hereof, all proceeds of all life insurance policies referred to in this Agreement in excess of the balance due to the disabled Shareholder at his death, taking into account all installments previously paid pursuant to this Paragraph 5, shall inure to the benefit of the company.

D. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

6. Death of a Shareholder. In the event of the death of the Shareholder, his stock shall be offered to the Company. The Company shall have a thirty (30) day option (from the date of written notice or actual knowledge of the Shareholder's death) to purchase as much of the stock owned by the deceased Shareholder as the Company is legally permitted to purchase. Exercise of the option will be as set forth in Paragraph 9 of this Agreement. The purchase price for the deceased Shareholder's stock shall be determined and paid pursuant to the applicable provisions of Paragraphs 10 and 11 of this Agreement.

A. Insurance Policies. During the term of this Agreement and for the purpose of funding all or a portion of the purchase price of the shares of the deceased Shareholder, the Company may purchase and maintain, at the Company's sole cost and expense, life insurance on the Shareholder. These policies, if and when issued, will be described in ***Exhibit B*** to this Agreement.

B. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

7. Termination of Employment of a Shareholder. Upon the termination of the Shareholder's employment with the Company at any time during his lifetime for any reason other than death or disability, and whether or not such termination is voluntary or involuntary on the part of the Shareholder, the Company shall have a thirty (30) day option (from the effective date of termination of employment) to purchase as much of the stock owned by the Shareholder as the Company is legally permitted to purchase.

A. Option to Company. In the event of a termination of employment, the Company will have thirty (30) days option (from effective date of the termination) to purchase shares of the Shareholder at the purchase price set forth in Paragraph 10 of this Agreement. Exercise of the option will be as set forth in Paragraph 9 of this Agreement.

B. Continuation of Restrictions. If the stock of the Shareholder is not purchased within the time limits set forth above, the Shareholder and shares of stock shall remain subject to all of the terms and conditions of this Agreement.

C. Payment of Purchase Price. The purchase price shall be payable on the same terms and conditions and in the same manner as set forth in subparagraph 3.C of this Agreement.

D. Death or disability of Terminating Shareholder. In the event the terminating Shareholder dies or becomes disabled during the option periods described in this Paragraph, or prior to closing if an option is exercised under this Paragraph, the deceased or disabled Shareholder's stock shall be subject to the provisions of Paragraph 6, relating to death, or Paragraph 5, relating to disability, as appropriate, and not the provisions of this Paragraph.

E. Application of Proceeds. The Shareholder shall apply and pay any and all proceeds received by the Shareholder to the indebtedness incurred by the Shareholder to finance the Shareholder's purchase of his stock from Gardner, until such indebtedness, together with accrued interest thereon, is paid in full.

8. **Covenant Not to Compete**. During the term of his ownership of stock in the Company, and for a period one (1) year following the disposition of the Shareholder's stock, the Shareholder agrees that he will not, either directly or indirectly:

A. Within a radius of fifty (50) miles of any present or future office of the Employer or of any present or future affiliate of the Employer, own, manage, operate or control or participate in the ownership, management, operation or control of, or be employed by, act as consultant or adviser to, or be connected in any manner with, or provide any services to any corporation, partnership, person, firm or other business that is engaged in a business which is the same or substantially similar to that of the Employer;

B. Call upon, solicit, divert or attempt to take away any of the customers, consultants, vendors or lenders of the Employer or business of Employer; or

C. Induce or attempt to induce any employee of Employer to do any of the foregoing or to discontinue such employee's employment with Employer.

The Shareholder agrees that any breach of covenants A, B, or C above will cause the Company irreparable harm for which there is not adequate remedy at law, and, without limiting what other rights and remedies the Company may have under this Paragraph, the Shareholder consents to the issuance of any injunction in favor of the company enjoining the breach of any of the aforesaid covenants by any court of competent jurisdiction. If any or all of the aforesaid covenants are held to be unenforceable because of the scope or duration of such covenant or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the scope, duration and/or area of such covenant to the extent that allows the maximum scope, duration and/or area permitted by applicable law. In addition to all other rights provided hereunder and by applicable law, in the event any Shareholder violates any of the covenants A, B, or C above, the Company shall be relieved of all further payments required to be made to the Shareholder as a result of the purchase of the Shareholder's shares of stock in the Company under any of the provisions of this Agreement. Provided, however, that in the event that Gardner shall sell or dispose of his shares of stock of the Company so that he shall cease to own a controlling interest in the Company, other than by a sale or disposition to Shareholder or Company, then in such event the provisions of this Paragraph 8 shall no longer apply to Shareholder.

9. **Exercise of Options**. Exercise of an option pursuant to the terms of this Agreement shall be made by resolution adopted by majority vote of the Directors of the

Company, and a true and correct copy of such resolution shall be delivered to the Shareholder within the time period required for the exercise of the option. In the event the Shareholder, Gardner or the Company fail to exercise the options granted under Paragraphs 2, 3, 4, 5, 6 or 7 of this Agreement, the stock subject to this Agreement may be sold, assigned or transferred to third parties by the pertinent shareholder or his estate, heirs, trustee or assigns without further restriction; provided, however, any transfer or disposition of such shares of stock resulting from the failure to exercise an option granted herein, does not relieve the shares of stock so transferred from the operation of this Agreement. Any new holder of such shares of stock (and the shares of stock) shall be subject to the terms, conditions and restrictions of this Agreement.

10. **Price**. Where any provision of this Agreement provides that price shall be determined by Paragraph 10, the purchase price for each share of stock shall be determined as follows:

A. In the event of any Triggering Event giving rise to such purchase under Paragraphs 2, 3, 4 or 7 (i.e., the desire by the Shareholder to dispose of his shares under Paragraph 2, the occurrence of the "involuntary transfer" under Paragraph 3, the termination of the Shareholder's marital relationship under Paragraph 4, or the termination of the Shareholder's employment under Paragraph 7 (each of such events being individually and collectively referred to herein as a "Triggering Event")), occurs on or before October 31, 2002, the purchase price shall be an amount equal to the lesser of (i) the original purchase price paid by the Shareholder for the Shares, plus accrued interest thereon at a rate of 7% per annum from the date of purchase to the date of the Triggering Event, or (ii) the "Book Value" of the shares. The "Book Value" of the shares shall be the book value of the shares according to the most recently concluded fiscal year of the Company, as determined by the Company's regularly employed accountants in accordance with generally accepted accounting principles, consistently applied.

B. If the triggering Event occurs after October 31, 2002, or in the event of any Triggering Event described in Paragraph 5 or Paragraph 6, the purchase price shall be an amount equal to the "Book Value" of the shares. The "Book Value" of the shares shall be the book value of the shares according to the most recently concluded fiscal year of the Company, as determined by the Company's regularly employed accountants in accordance with generally accepted accounting principles, consistently applied.

11. **Payment Upon Disability or Death**. In the event of the disability or death of the Shareholder, the price, as determined in accordance with the provisions of Paragraph 10, shall be paid as follows:

A. Payment Upon Disability. Twenty percent (20%) of the purchase price shall be paid in cash by the Company at the closing, and the balance shall be paid pursuant to subparagraph B of this Paragraph. The purchase price shall be reduced by any insurance proceeds received by the disabled Shareholder under any disability buy-out insurance policy, irrespective of whether the Company or the Shareholder shall have paid the premiums on such policy. It is agreed and acknowledged that the foregoing sentence does not extend or apply to any insurance proceeds received by the Shareholder under any income replacement insurance policy.

B. Unpaid Balance Upon Disability. The balance of the purchase price remaining to be paid after the application of subparagraph A of this Paragraph shall be evidenced by a negotiable promissory note payable to the order of he disabled Shareholder, which promissory note shall be drafted in the manner provided in subparagraph D of this Paragraph.

C. Payment Upon Death. At the closing, the Company shall pay in cash to the deceased Shareholder's personal representative the amount of the purchase price out of any insurance proceeds received by the Company on each policy of insurance in its possession on the life of the deceased Shareholder. If insurance proceeds remain after payment of the purchase price, such proceeds shall be paid to the Shareholder's personal representative as additional purchase price. If there is no insurance owned by the Company on the life of the deceased Shareholder, or if the insurance proceeds are insufficient to pay the entire purchase price, the Company shall pay the greater of the amount of the insurance proceeds, or twenty percent (20%) of the purchase price, which amount shall be paid in cash by the Company at the closing, and the balance shall be paid pursuant to subparagraph D of this Paragraph.

D. Unpaid Balance Upon Death. The balance of the purchase price remaining to be paid after the application of subparagraph C of this Paragraph shall be evidenced by a negotiable promissory note made and executed by the Company payable to the order of the deceased Shareholder's personal representative totaling the amount of said unpaid balance, which promissory note shall:

(1) be dated as of the date of closing;

(2) bear interest at a rate of 7% per annum; provided that, notwithstanding anything to the contrary in this Agreement, the interest rate shall not exceed the maximum interest rate permitted by law;

(3) by payable in five (5) equal annual installments of principal and interest, the first of which shall be due on the first anniversary of the closing, and subsequent installments shall be paid on each anniversary of the date of closing; provided, however, that each installment shall be at least $5,000.00 or the remaining amount of principal and accrued interest, whichever is less;

(4) provide for the right of prepayment of any of the principal and interest at any time before maturity without premium or penalty, such prepayments to be applied against unpaid installments of principal in the inverse order of due dates;

(5) provide for the acceleration of the entire deferred balance in the evening of a default of payment which has not been cured within thirty (30) days after written notice of default has been given by the holder of the promissory note; and

(6) be secured by a stock pledge agreement in form and substance reasonably acceptable to the parties hereto pursuant to which the stock being purchased shall be pledged to secure the payment of the promissory note.

12. **Closing**. On each occasion of purchase under this Agreement, the closing shall take place at the office of the Company, or at such other location as is mutually agreed upon by the parties to such closing, within thirty (30) days of the exercise of the option or options or at such other time as is mutually agreed upon by the parties to the sale.

13. **Resignation**. At closing, the Shareholder shall, if requested to do so by the Company, deliver a written resignation as an employee and/or officer of the Company in the event that prior thereto the Shareholder was either an employee or officer of the Company.

14. **Purchase of Insurance Policies by Selling Shareholder**. In the event the Company shall purchase all of the shares of stock of the Company owned by the Shareholder (other than a purchase of shares from the estate of a deceased Shareholder), the Shareholder shall have the right and option for sixty (60) days from closing to purchase from the Company, for cash, all insurance policies on his life owned by the Company for a price equal to their total cash surrender value at such date, less any indebtedness secured by their cash value. The Company shall deliver the policies of insurance to the Shareholder, and shall execute any necessary instruments of transfer. In the event any policies of insurance subject to the foregoing option are not so purchased, such policies shall be released from the terms of this Agreement.

15. **Termination of Agreement**. This Agreement shall terminate on the occurrence of any of the following events:

A. The liquidation, dissolution or bankruptcy of the Company, or the cessation of the business of the Company.

B. Mutual agreement of the Shareholder and the Company.

16. **S Corporation Taxation**. In the event the Company is subject to taxation as an S Corporation under the Internal Revenue Code and its counterpart under applicable law,

the Shareholder agrees to take no future action which will jeopardize or cause the termination of the Company's election to be taxed as an S Corporation, unless shareholders owning a majority of the shares in the Company elect to terminate the election, in which event, the Shareholder agrees to execute and file whatever documents may be necessary to terminate said election. No transfer of any of the shares of the Company permitted by this Agreement shall be effective unless the transferee shall agree in writing to preserve the election of the Company to be so taxed as a small business corporation.

17. **Remedies**. In view of the purposes of this Agreement, the nature of the transactions provided for the unique nature of the shares of stock, and the fact that the shares of stock are shares in a closely held corporation, the parties agree that the remedy at law for failure to perform in accordance with the terms of this Agreement would be inadequate, and that any party, at its or his option, shall have the right to compel the specific performance of this Agreement in a court of competent jurisdiction, and shall be entitled to reimbursement for costs, including reasonable attorneys' fees, incurred in the securing of such relief. Such right of specific performance shall be in addition to the right to seek a remedy at law.

18. **Obligation of Insurance Companies**. No insurance company which has issued a policy or policies described in ***Exhibit A*** or ***B*** shall be under any obligation with respect to the performance of the terms or provisions of this Agreement. Such company or companies shall be liable only as set forth in said policies.

19. **Notices**. All notices, offers, requests, and other communications from any of the parties to the others must be in writing and will be considered duly given or served if sent by first class certified mail, return receipt requested, postage prepaid, to the party at his or its address set forth below, or to such other address as the party hereafter designates by written notice to the other parties.

A. If to the Company, to:

Heritage Development, Inc.
422 E. County Rd. D
Little Canada, MN 55117

B. If to the Shareholder, to the following addresses with a copy to the Company:

Edward John Dobbs
645 5th Avenue
Newport, MN 55055

20. **Waiver**. The waiver by any party of the breach of any provisions of this Agreement shall not cooperate or be construed as a waiver of any subsequent breach of that provision.

21. **Invalidity**. If any part of this Agreement or any part of any of its provisions is adjudicated invalid, the remaining provisions not specifically so adjudicated shall be executed without reference to the part so adjudicated, insofar as the remaining provisions can be executed.

22. **Governing Law**. This Agreement is subject to and governed by the laws of the State of Minnesota, with any dispute venued or heard in the State of Minnesota.

23. **Headings: Gender: Singular and Plural Terms**. The headings of the paragraphs and subparagraphs of this Agreement are for convenience and reference only, and do not form a part of this Agreement, and in no way interpret or construe its provisions. Where appropriate, words shall be interchangeable with respect to gender, and singular or plural as the context requires.

24. **Parties in Interest**. This Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, successors and assigns of the Shareholder and the Company. The Shareholder and the Company agree that they, their heirs, personal representatives, successors and assigns will execute any documents reasonably required of them in order to carry out the provisions of this Agreement.

25. **Entire Agreement**. This instrument contains the entire agreement of the parties. It may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

26. **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

27. **Spousal Consent**. The Spouse has executed this Agreement in order to subject any interest the Spouse may have in the shares of stock of the Company owned by the Shareholder to the provisions of this Agreement pursuant to applicable law, or otherwise. The Spouse knowingly and voluntarily consents to and accepts the terms and conditions set forth in this Agreement specifically including, but not limited to, the restrictions imposed by this Agreement upon any interest the Spouse may have in the shares of stock of the Company owned by the Shareholder. The Spouse agrees and acknowledges that the terms and conditions of this Agreement shall at all times govern, and be binding upon, the shares of stock of the Company owned by the Shareholder and any spousal interest therein. The Spouse acknowledges that this Agreement was provided to the Spouse for review prior to the date of its execution, and that the Spouse has had the opportunity to obtain and consult with legal counsel for the purpose of ascertaining the Spouse's rights with respect to the share of stock of the Company owned by the Shareholder, and for the purpose of ascertaining the consequences of the execution and enforcement of this Agreement.

28. **Right of Set Off**. The Company shall be entitled to offset any amount owed to the Shareholder as a result of the purchase of the Shareholder's stock under this Agreement by any amount due and owing from the Shareholder to the Company.

29. **No Pledge of Stock**. Shareholder agrees that the Shareholder will not create, incur or suffer to exist any pledge on, security interest in, or other charge or encumbrance of any nature on the shares, other than the pledge of shares made pursuant to that certain Stock Pledge Agreement, of even date herewith, by and between the Shareholder and Company, without the prior written consent of the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by the appropriate officers of the Company, and the other parties have signed this Agreement.

COMPANY:

HERITAGE DEVELOPMENT, INC.

By: ______________________
Jeffrey A. Gardner
Its: President

SHAREHOLDER:

____
Edward John Dobbs

SPOUSE:

____
Lori Aldrich-Dobbs

STOCK RESTRICTION AGREEMENT

THIS AGREEMENT, made and entered into as of the 9th day of May 2003, by and among Heritage Development, Inc., a Minnesota corporation (the "Company"), Jeffrey A. Gardner ("Shareholder"), Shareholder's spouse (if any) ("Spouse") and Edward John Dobbs ("Dobbs").

WHEREAS, the Shareholder is the owner of shares of the issued and outstanding capital stock of the Company; and

WHEREAS, in order to insure continuity of management, preserve harmony in the affairs of the Company and serve the best interests of the Company, the Shareholder and the Company have agreed to the imposition of certain obligations and restrictions set forth herein with regard to said stock; and

WHEREAS, the Spouse may hold certain property rights in the shares of stock of the Company under and pursuant to applicable law, or otherwise; and

WHEREAS, Spouse is a minority shareholder in the Company and wishes to be granted certain rights with respect to his stock in the Company pursuant to this Agreement.

NOW, THEREFORE, the Company, the Shareholder and the Spouse agree as follows:

1. Stock Subject to Agreement.

A. Stock Subject to this Agreement; Presently Owned or Hereafter Acquired. As used in this Agreement, the terms "stock", "shares" and "shares of stock" shall mean and include all shares of common capital stock of the Company of every class and description owned by the Shareholder, including, but not limited to, voting stock, non-voting stock, common stock and preferred stock. All provisions of this Agreement shall apply to all stock of the Company now owned by the Shareholder or thereafter acquired in any manner, including, but not limited to, purchase, gift, reclassification, recapitalization, stock dividend or stock split.

B. Endorsement of Stock Certificate. The following legend shall be conspicuously printed or typewritten on the face of each share certificate presently owned or hereafter acquired by the Shareholder:

"SEE RESTRICTION ON REVERSE SIDE"

and the following legend shall be conspicuously printed or typewritten on the reverse side:

The sale, transfer or encumbrance of this Certificate is subject to an Agreement dated May 9, 2003, between the Company and the owner of the shares of stock represented by this Certificate. A copy of the Agreement is on file in the office of the Secretary of the Company. The Agreement provides, among other things, for certain obligations to sell and to purchase the shares of stock evidenced by this Certificate for a designated purchase price. By accepting the shares of stock evidenced by this Certificate, the holder agrees to be bound by this Agreement. The shares of stock represented by this Certificate have been issued without registration under the Securities Act of 1933, and no transfer of them will be made by the Company or its transfer agent, unless done pursuant to an effective registration statement under the Securities Act of 1933, as amended, and under appropriate state laws, or there is presented to the Company an opinion of counsel satisfactory to it to the effect that such registrations are not required.

This Agreement will be valid as between the parties without regard to the existence of such an endorsement on any Shareholder's certificate(s). The Company shall keep a copy of this Agreement available at its registered office for inspection by all properly interested parties.

C. Invalidity. Any transfer of any nature whatsoever which occurs or is consummated without compliance with the applicable provisions of this Agreement shall be null and void.

2. **Voluntary Transfers**. Except as provided in this paragraph, the Shareholder shall not sell, transfer, assign, exchange, gift or otherwise dispose of all or any part of his shares, except with the prior written consent of the Company.

A. Option to Company. If the Shareholder desires to sell, transfer, assign, exchange, gift or otherwise dispose of all or any part of his shares during his lifetime (except by testamentary disposition), the Shareholder agrees that he shall give written notice of his intention to sell to the other persons who are owners of the issued and outstanding capital stock of the Company. Shareholder agrees that, upon receipt of such notice, the other owners of the issued and outstanding capital stock of the Company shall have a period of thirty (30) days within which to reach an agreement with Shareholder to purchase Shareholder's shares of stock before Shareholder will dispose of or enter into an agreement to otherwise dispose of his shares.

3. **Involuntary Transfers**. In the event (i) the Shareholder files, or has filed against him, a petition in bankruptcy, insolvency, or creditor's arrangement pursuant to the provisions of any state or federal insolvency or bankruptcy laws; or (ii) the Shareholder's interest in the Company is levied upon or taken upon execution, attachment, or other

process of law; or (iii) a receiver or trustee of the property of the Shareholder is appointed by reason of the Shareholder's insolvency or inability to pay his debts; or (iv) the Shareholder makes an assignment for the benefit of creditors (any of said events are hereinafter referred to as an "involuntary transfer"); then the Shareholder shall give immediate written notice of the involuntary transfer and of the number of shares involuntarily transferred (hereinafter "Transferred Shares") to the Company. Upon the occurrence of an involuntary transfer, and notwithstanding any failure of the Shareholder or transferee to deliver notice, the Company will have the option, as hereinafter set forth, to purchase all or any portion of the transferred shares, at a price equal to the purchase price determined pursuant to Paragraph 10 hereof. The purchase price shall be paid in the manner and subject to the terms and conditions set forth in subparagraph C of this Paragraph.

A. Option to Company. In the event of an involuntary transfer, the Company will have a thirty (30) day option (from the date of receipt of written notice thereof or, if no written notice is given, from the date the Company obtains actual knowledge of the involuntary transfer) to purchase all or any portion of the transferred shares at the purchase price described above. Exercise of the option will be as set forth in Paragraph 9 of this Agreement.

B. Continuation of Restrictions. If all or any portion of the transferred shares are not purchased within the time limits set forth above, the transferee and the transferred shares shall remain subject to the terms and conditions of this Agreement.

C. Payment of Purchase Price. The purchase price to be paid by the Company shall be paid as follows:

(1) Downpayment. The downpayment for the transfrerred shares to be purchased shall be paid in cash in an amount equal to twenty percent (20%) of the purchase price.

(2) Balance. The balance shall be represented by a negotiable promissory note totaling the amount of said balance, which promissory note shall be dated the date of closing and shall provide the same payment terms as in subparagraph 11.D of this Agreement.

4. **Termination of Marital Relationship**. If the marital relationship of the Shareholder is terminated by divorce and the Shareholder does not succeed to the Spouse's interest (community or otherwise) in any and all shares of stock owned by the Shareholder, such the Shareholder and the company will have the option, as hereinafter set forth, to purchase all or any portion of the Spouse's interest in such shares of stock (hereinafter "transferred shares") at a price equal to the purchase price determined pursuant to Paragraph 10 hereof. The purchase price shall be paid in the manner and subject to the terms and conditions set forth in subparagraph D of this Paragraph.

A. Option to Shareholder. The Shareholder will have a thirty (30) day option (from the date of the divorce which shall be deemed to be the date the order for judgment is filed with the court) to purchase all or any portion of the transferred shares at the purchase price described above.

B. Option to Company. If the Shareholder does not exercise its option in the manner set forth above, then, upon expiration of the thirty (30) day period, the option will be deemed given to the Company who will have thirty (30) days after the expiration of the Shareholder's thirty (30) day option period within which to exercise its option to purchase all or any portion of the transferred shares at the purchase price described above. Exercise of the option will be as set forth in Paragraph 9 of this Agreement.

C. Continuance of Restrictions. If all or any portion of the transferred shares are not purchased within the time limits set forth above, the spouse and the transferred shares shall remain subject to the terms and conditions of this Agreement.

D. Payment of Purchase Price. The purchase price to be paid by the Shareholder or the Company shall be paid as follows:

(1) Downpayment. The downpayment for the transferred shares to be purchased shall be paid in cash in an amount equal to twenty percent (20%) of the purchase price.

(2) Balance. The balance shall be represented by a negotiable promissory note totaling the amount of said balance, which promissory note shall be dated the date of closing and shall provide the same payment terms as in subparagraph 11.D of this Agreement.

5. **Disability of a Shareholder**. In the event of the disability of the Shareholder, his stock shall be offered to the Company. The Company shall have a thirty (30) day option (from the date of written notice or actual knowledge of the Shareholder's disability as defined herein) to purchase as much of the stock owned by the disabled Shareholder as the Company is legally permitted to purchase. Exercise of the option will be as set forth in Paragraph 9 of this Agreement. The purchase price for the disabled Shareholder's stock shall be determined and paid pursuant to the applicable provisions of Paragraphs 10 and 11 of this Agreement.

A. Definition of Disability. "Disability" shall mean the continuation of a condition resulting from any physical or mental injury, illness or other impairment which shall render the Shareholder incapable of performing the normal full-time services previously rendered to the Company by the Shareholder for a continuous period of six (6) months. The determination of whether a Shareholder is disabled for purposes of the foregoing definition shall be made in the following manner. The Shareholder and the Company shall each obtain the written opinion of a medical doctor as to whether the Shareholder is disabled. If the two doctors agree as to whether the Shareholder is disabled or not disabled under the foregoing definition, the written opinion of the doctors shall be accepted as conclusive and binding by both the Shareholder and the Company. If the two doctors do not agree as to whether the Shareholder is disabled or not disabled under the foregoing definition, the written opinion of the doctors shall be accepted as conclusive to whether the Shareholder is disabled or not disabled under the foregoing definition, the doctors shall mutually appoint a third medical doctor, whose written opinion as to whether the Shareholder is disabled under the foregoing definition, the doctors shall mutually appoint a third medical doctor, whose written opinion as to whether the Shareholder is disabled under the foregoing definition shall be accepted as conclusive and binding by both the Shareholder and the Company.

B. Insurance Policies. During the term of this Agreement and for the purpose of funding all or a portion of the purchase price of the shares of the disabled Shareholder, the Company may purchase and maintain, at the Company's sole cost and expense, disability insurance on the shareholder. These policies, if and when issued, will be described in ***Exhibit A*** to this Agreement.

C. Death of Disabled Shareholder. In the event the disabled Shareholder dies before having received, in cash, the entire purchase price specified in the applicable provisions of Paragraph 10 of this Agreement, the Company shall have the option to complete the purchase in accordance with Paragraph 6. Notwithstanding the provisions of Paragraph 10 hereof, all proceeds of all life insurance policies referred to in this Agreement in excess of the balance due to the disabled Shareholder at his death, taking into account all installments previously paid pursuant to this Paragraph 5, shall inure to the benefit of the company.

6. Death of a Shareholder. In the event of the death of the Shareholder, his stock shall be offered to the Company. The Company shall have a thirty (30) day option (from the date of written notice or actual knowledge of the Shareholder's death) to purchase as much of the stock owned by the deceased Shareholder as the Company is legally permitted to purchase. Exercise of the option will be as set forth in Paragraph 9 of this Agreement. The purchase price for the deceased Shareholder's stock shall be determined and paid pursuant to the applicable provisions of Paragraphs 10 and 11 of this Agreement.

A. Insurance Policies. During the term of this Agreement and for the purpose of funding all or a portion of the purchase price of the shares of the deceased Shareholder, the Company may purchase and maintain, at the Company's sole cost and expense, life insurance on the Shareholder. These policies, if and when issued, will be described in ***Exhibit B*** to this Agreement.

7. Termination of Employment of a Shareholder. Upon the termination of the Shareholder's employment with the Company at any time during his lifetime for any reason other than death or disability, and whether or not such termination is voluntary or involuntary on the part of the Shareholder, the Company shall have a thirty (30) day option (from the effective date of termination of employment) to purchase as much of the stock owned by the Shareholder as the Company is legally permitted to purchase. Exercise of the option will be as set forth in Paragraph 9 of this Agreement. The purchase price for the Shareholder's stock shall be determined and paid on the same terms and conditions and in the same manner as set forth in subparagraph 3.C of this Agreement.

A. Death or Disability of Terminating Shareholder. In the event the terminating Shareholder dies or becomes disabled during the option periods described in this Paragraph, or prior to closing if an option is exercised under the Paragraph, the deceased or disabled Shareholder's stock shall be subject to the provisions of Paragraph 6, relating to death, or Paragraph 5, relating to disability, as appropriate, and not the provisions of this Paragraph.

8. **Covenant Not to Compete**. During the term of his ownership of stock in the Company, and for a period one (1) year following the disposition of the Shareholder's stock, the Shareholder agrees that he will not, either directly or indirectly:

A. Within a radius of fifty (50) miles of any present or future office of the Employer or of any present or future affiliate of the Employer, own, manage, operate or control or participate in the ownership, management, operation or control of, or be employed by, act as consultant or adviser to, or be connected in any manner with, or provide any services to any corporation, partnership, person, firm or other business that is engaged in a business which is the same or substantially similar to that of the Employer;

B. Call upon, solicit, divert or attempt to take away any of the customers, consultants, vendors or lenders of the Employer or business of Employer; or

C. Induce or attempt to induce any employee of Employer to do any of the foregoing or to discontinue such employee's employment with Employer.

The Shareholder agrees that any breach of covenants A, B, or C above will cause the Company irreparable harm for which there is not adequate remedy at law, and, without limiting what other rights and remedies the Company may have under this Paragraph, the Shareholder consents to the issuance of any injunction in favor of the company enjoining the breach of any of the aforesaid covenants by any court of competent jurisdiction. If any or all of the aforesaid covenants are held to be unenforceable because of the scope or duration of such covenant or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the scope, duration and/or area of such covenant to the extent that allows the maximum scope, duration and/or area permitted by applicable law. In addition to all other rights provided hereunder and by applicable law, in the event any Shareholder violates any of the covenants A, B, or C above, the Company shall be relieved of all further payments required to be made to the Shareholder as a result of the purchase of the Shareholder's shares of stock in the Company under any of the provisions of this Agreement.

9. **Exercise of Options**. Exercise of an option pursuant to the terms of this Agreement shall be made by resolution adopted by majority vote of the Directors of the Company, and a true and correct copy of such resolution shall be delivered to the Shareholder within the time period required for the exercise of the option. In the event the Shareholder, Dobbs or the Company fail to exercise the options granted under Paragraphs 2, 3, 4, 5, 6 or 7 of this Agreement, the stock subject to this Agreement may be sold, assigned or transferred to third parties by the pertinent Shareholder or his estate, heir, trustee or assign without further restriction; provided, however, any transfer or disposition of such shares of stock resulting from the failure to exercise an option granted herein, does not relieve the shares of stock so transferred from the operation of this Agreement. Any new holder of such shares of stock (and the shares of stock) shall be subject to the terms, conditions and restrictions of this Agreement.

10. **Price**. Where any provision of this Agreement provides that price shall be determined by Paragraph 10, the purchase price for each share of stock shall be determined as follows:

A. In the event of any Triggering Event giving rise to such purchase (i.e., the desire by the Shareholder to dispose of his shares under Paragraph 2, the occurrence of the "involuntary transfer" under Paragraph 3, the termination of the Shareholder's marital relationship under Paragraph 4, the disability of the Shareholder under Paragraph 5, the death of the Shareholder under Paragraph 6, or the termination of the Shareholder's employment under Paragraph 7 (each of such events being individually and collectively referred to herein as a "Triggering Event")), the purchase price shall be an amount equal to the "Book Value" of the shares. The "Book Value" of the shares shall be the book value of the shares according to the most recently concluded fiscal year of the Company, as determined by the Company's regularly employed accountants in accordance with generally accepted accounting principles, consistently applied.

11. **Payment Upon Disability or Death**. In the event of the disability or death of the Shareholder, the price, as determined in accordance with the provisions of Paragraph 10, shall be paid as follows:

A. Payment Upon Disability. Twenty percent (20%) of the purchase price shall be paid in cash by the Company at the closing, and the balance shall be paid pursuant to subparagraph B of this Paragraph. The purchase price shall be reduced by any insurance proceeds received by the disabled Shareholder under any disability buy-out insurance policy, irrespective of whether the Company or the Shareholder shall have paid the premiums on such policy. It is agreed and acknowledged that the foregoing sentence does not extend or apply to any insurance proceeds received by the Shareholder under any income replacement insurance policy.

B. Unpaid Balance Upon Disability. The balance of the purchase price remaining to be paid after the application of subparagraph A of this Paragraph shall be evidenced by a negotiable promissory note payable to the order of he disabled Shareholder, which promissory note shall be drafted in the manner provided in subparagraph D of this Paragraph.

C. Payment Upon Death. At the closing, the Company shall pay in cash to the deceased Shareholder's personal representative the amount of the purchase price out of any insurance proceeds received by the Company on each policy of insurance in its possession on the life of the deceased Shareholder. If insurance proceeds remain after payment of the purchase price, such proceeds shall be paid to the Shareholder's personal representative as additional purchase price. If there is no insurance owned by the Company on the life of the deceased Shareholder, or if the insurance proceeds are insufficient to pay the entire purchase price, the Company shall pay the greater of the amount of the insurance proceeds, or twenty percent (20%) of the purchase price, which amount shall be paid in cash by the Company at the closing, and the balance shall be paid pursuant to subparagraph D of this Paragraph.

D. Unpaid Balance Upon Death. The balance of the purchase price remaining to be paid after the application of subparagraph C of this Paragraph shall be evidenced by a negotiable promissory note made and executed by the Company payable to the order of the deceased Shareholder's personal representative totaling the amount of said unpaid balance, which promissory note shall:

(1) be dated as of the date of closing;

(2) bear interest at a rate of 7% per annum; provided that, notwithstanding anything to the contrary in this Agreement, the interest rate shall not exceed the maximum interest rate permitted by law;

(3) by payable in five (5) equal annual installments of principal and interest, the first of which shall be due on the first anniversary of the closing, and subsequent installments shall be paid on each anniversary of the date of closing; provided, however, that each installment shall be at least $5,000.00 or the remaining amount of principal and accrued interest, whichever is less;

(4) provide for the right of prepayment of any of the principal and interest at any time before maturity without premium or penalty, such prepayments to be applied against unpaid installments of principal in the inverse order of due dates;

(5) provide for the acceleration of the entire deferred balance in the evening of a default of payment which has not been cured within thirty (30) days after written notice of default has been given by the holder of the promissory note; and

(6) be secured by a stock pledge agreement in form and substance reasonably acceptable to the parties hereto pursuant to which the stock being purchased shall be pledged to secure the payment of the promissory note.

12. **Closing**. On each occasion of purchase under this Agreement, the closing shall take place at the office of the Company, or at such other location as is mutually agreed upon by the parties to such closing, within thirty (30) days of the exercise of the option or options or at such other time as is mutually agreed upon by the parties to the sale.

13. **Tag Along Option**. If the Shareholder desires to sell and transfer his shares to a third party which will result in more than fifty percent (50%) of the issued and outstanding shares of the Company being transferred to such third party (hereinafter, a "Control Share Transfer"), Shareholder agrees to provide written notice to Dobbs of the Proposed Control Share Transfer. The written notice shall set forth (i) the number of shares of stock transferred or proposed to be transferred; (ii) the name and address of the third party purchaser; (iii) the amount and type of consideration paid or to be paid for the shares (it being understood that this shall not include amounts paid to the Shareholder pursuant to and as consideration for non-compete agreements, consulting agreements, employment agreements and similar arrangements); and (iv) the method, manner and terms of payment. At the option of Dobbs the Shareholder agrees to condition his proposed Control Share Transfer to the third party purchaser upon acquisition by the third party purchaser of part or all of the shares of stock of the Company owned by Dobbs at the same per share purchase price and under the same terms and conditions involved in the proposed Control Share Transfer. This option must be exercised, if at all, by Dobbs providing the Shareholder with written notice thereof within thirty (30) days after delivery of the written notice from Shareholder to Dobbs The rights under this paragraph shall in no way be construed to create an obligation for the Shareholder to purchase Dobb's shares in the event that the third party purchaser determines not to consummate the Control Share Transfer, for whatever reason.

14. **Resignation**. At closing, the Shareholder shall, if requested to do so by the Company, deliver a written resignation as an employee and/or officer of the Company in the event that prior thereto the Shareholder was either an employee or officer of the Company.

15. **Purchase of Insurance Policies by Selling Shareholder**. In the event the Company shall purchase all of the shares of stock of the Company owned by the Shareholder (other than a purchase of shares from the estate of a deceased Shareholder), the Shareholder shall have the right and option for sixty (60) days from closing to

purchase from the Company, for cash, all insurance policies on his life owned by the Company for a price equal to their total cash surrender value at such date, less any indebtedness secured by their cash value. The Company shall deliver the policies of insurance to the Shareholder, and shall execute any necessary instruments of transfer. In the event any policies of insurance subject to the foregoing option are not so purchased, such policies shall be released from the terms of this Agreement.

16. **Termination of Agreement**. This Agreement shall terminate on the occurrence of any of the following events:

A. The liquidation, dissolution or bankruptcy of the Company, or the cessation of the business of the Company.

B. Mutual agreement of the Shareholder and the Company.

17. **S Corporation Taxation**. In the event the Company is subject to taxation as an S Corporation under the Internal Revenue Code and its counterpart under applicable law, the Shareholder agrees to take no future action which will jeopardize or cause the termination of the Company's election to be taxed as an S Corporation, unless shareholders owning a majority of the shares in the Company elect to terminate the election, in which event, the Shareholder agrees to execute and file whatever documents may be necessary to terminate said election. No transfer of any of the shares of the Company permitted by this Agreement shall be effective unless the transferee shall agree in writing to preserve the election of the Company to be so taxed as a small business corporation.

18. **Remedies**. In view of the purposes of this Agreement, the nature of the transactions provided for the unique nature of the shares of stock, and the fact that the shares of stock are shares in a closely held corporation, the parties agree that the remedy at law for failure to perform in accordance with the terms of this Agreement would be inadequate, and that any party, at its or his option, shall have the right to compel the specific performance of this Agreement in a court of competent jurisdiction, and shall be entitled to reimbursement for costs, including reasonable attorneys' fees, incurred in the securing of such relief. Such right of specific performance shall be in addition to the right to seek a remedy at law.

19. **Obligation of Insurance Companies**. No insurance company which has issued a policy or policies described in ***Exhibit A*** or ***B*** shall be under any obligation with respect to the performance of the terms or provisions of this Agreement. Such company or companies shall be liable only as set forth in said policies.

20. **Notices**. All notices, offers, requests, and other communications from any of the parties to the others must be in writing and will be considered duly given or served if sent by first class certified mail, return receipt requested, postage prepaid, to the party at his or its address set forth below, or to such other address as the party hereafter designates by written notice to the other parties.

A. If to the Company, to:

Heritage Development, Inc.
422 E. County Road D.
Little Canada, MN 55117

B. If to the Shareholder, to the following addresses with a copy to the Company:

Jeffrey A. Gardner
4300 Reiland Lane
Shoreview, MN 55126

21. **Waiver**. The waiver by any party of the breach of any provisions of this Agreement shall not cooperate or be construed as a waiver of any subsequent breach of that provision.

22. **Invalidity**. If any part of this Agreement or any part of any of its provisions is adjudicated invalid, the remaining provisions not specifically so adjudicated shall be executed without reference to the part so adjudicated, insofar as the remaining provisions can be executed.

23. **Governing Law**. This Agreement is subject to and governed by the laws of the State of Minnesota, with any dispute venued or heard in the State of Minnesota.

24. **Headings: Gender: Singular and Plural Terms**. The headings of the paragraphs and subparagraphs of this Agreement are for convenience and reference only, and do not form a part of this Agreement, and in no way interpret or construe its provisions. Where appropriate, words shall be interchangeable with respect to gender, and singular or plural as the context requires.

25. **Parties in Interest**. This Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, successors and assigns of the Shareholder and the Company. The Shareholder and the Company agree that they, their heirs, personal representatives, successors and assigns will execute any documents reasonably required of them in order to carry out the provisions of this Agreement.

26. **Entire Agreement**. This instrument contains the entire agreement of the parties. It may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

27. **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

28. **Spousal Consent**. The Spouse, if any, has executed this Agreement in order to subject any interest the Spouse may have in the shares of stock of the Company owned by the Shareholder to the provisions of this Agreement pursuant to applicable law, or otherwise. The Spouse knowingly and voluntarily consents to and accepts the terms and conditions set forth in this Agreement specifically including, but not limited to, the restrictions imposed by this Agreement upon any interest the Spouse may have in the shares of stock of the Company owned by the Shareholder. The Spouse agrees and acknowledges that the terms and conditions of this Agreement shall at all times govern, and be binding upon, the shares of stock of the Company owned by the Shareholder and any spousal interest therein. The Spouse acknowledges that this Agreement was provided to the Spouse for review prior to the date of its execution, and that the Spouse has had the opportunity to obtain and consult with legal counsel for the purpose of ascertaining the Spouse's rights with respect to the share of stock of the Company owned by the Shareholder, and for the purpose of ascertaining the consequences of the execution and enforcement of this Agreement.

29. **Right of Set Off**. The Company shall be entitled to offset any amount owed to the Shareholder as a result of the purchase of the Shareholder's stock under this Agreement by any amount due and owing from the Shareholder to the Company.

30. **No Pledge of Stock**. Shareholder agrees that the Shareholder will not create, incur or suffer to exist any pledge on, security interest in, or other charge or encumbrance of any nature on the shares, other than the pledge of shares made pursuant to that certain Stock Pledge Agreement, of even date herewith, by and between the Shareholder and Company, without the prior written consent of the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by the appropriate officers of the Company, and the other parties have signed this Agreement.

COMPANY:
HERITAGE DEVELOPMENT, INC.

By: [signature]
Jeffrey A. Gardner
Its: President

SHAREHOLDER:

Jeffrey A. Gardner

SPOUSE:

DOBBS

Edward John Dobbs

Ird contract heritage stock restriction agt dobbs

IMPOUNDMENT AGREEMENT.

THIS IMPOUNDMENT AGREEMENT made and entered into this 7th day of May, 2003, by and between HERITAGE DEVELOPMENT, INC. (hereinafter called the Issuer), and PREMIER BANK, a state banking association with principal offices at 2866 White Bear Avenue, Maplewood, MN 55109 (hereinafter called the Impoundment Agent).

WITNESS THAT:

WHEREAS, Issuer has applied to the commissioner of commerce for the State of Minnesota (hereinafter called the commissioner) for registration of Convertible Subordinated Debentures ("Debentures") for sale to the residents of the State of Minnesota; and

WHEREAS, as a condition of registration of such offering under the Securities Laws of the State of Minnesota the commissioner requires that the Issuer provide for the impoundment of the proceeds to be received from such offering of securities; and

WHEREAS, the Issuer and the Impoundment Agreement desire to enter into an agreement with respect to the said impoundment of proceeds;

NOW, THEREFORE, in consideration of the premises and agreements set forth herein, the parties hereto agree as follows:

1.) PROCEEDS TO BE PLACED IN ESCROW:

All proceeds received from the sale of the securities subject to this Impoundment Agreement on or after the date hereof shall be paid to the Impoundment Agent within two business days from the date of sale and deposited by Impoundment Agent in an escrow account. During the term of this Impoundment Agreement, the Issuer shall cause all checks received by them in payment for such securities to be either payable to the Impoundment Agent or endorsed forthwith to the Impoundment Agent.

2.) IDENTITY OF SUBSCRIBERS:

The Issuer shall cause to be delivered to the Impoundment Agent two signed counterparts of each Subscription Agreement which shall contain, among other things, the name and address of each subscriber thereto, the date and amount subscribed, and the amount paid, or, in the alternative, shall furnish to the Impoundment Agent with each deposit of funds in the impoundment a list of the persons who have subscribed the money, showing the name, address, date and amount of subscription, and amount of money paid. All proceeds so deposited shall remain the property of the subscriber and shall not be subject to any liens or charges by the Impoundment Agent, or judgments or creditors' claims against the Issuer until released to the Issuer as hereinafter provided.

3.) DISBURSEMENT OF FUNDS:

Upon the receipt by Impoundment Agent of amounts paid in of not less than $500,000, the Impoundment Agent shall forthwith notify the commissioner in writing of the impoundment of such amounts. Upon receipt by Impoundment Agent of written authorization from the commissioner, then said Impoundment Agent, on demand of the Issuer, shall pay over to the Issuer all impounded funds. If the specified minimum amount of proceeds have not been impounded during the term of impoundment, then, within three business days after the last day of the term of impoundment, the Impoundment Agent shall notify the commissioner in writing that the conditions of impoundment have not been satisfied, and shall within a reasonable time, but in no event not more than thirty (30) days after the last day of the term of impoundment, refund to each subscriber at the address appearing on the Subscription Agreement or list of subscribers, or at such other address as shall be furnished the Impoundment Agent by the subscriber in writing, all sums paid pursuant to the subscription, and shall then notify the commissioner in writing of such refund.

4.) TERM OF IMPOUNDMENT:

This impoundment shall terminate on the earlier of: (i) the day the minimum proceeds of $500,000 are closed upon pursuant to Section 3; and (ii) the 365th day following the effective date of the registration of the Issuer's securities in the State of Minnesota, unless extended by the consent in writing of the parties hereto and all subscribers to the securities subscribed to date and the commissioner. Upon termination hereof, whether after extension or otherwise, the Impoundment Agent shall disburse the funds in the impoundment account in the manner and upon the terms directed in paragraph three hereof. The Issuer may abandon the sale of securities anytime prior to the date above. Upon the receipt of a copy of the Resolution authorizing said abandonment, duly attested to by the Secretary of the Issuer, accompanied by the written consent of the commissioner, Impoundment Agent shall be authorized to refund the moneys received from the subscribers.

5.) TERMINATION BY REVOCATION OR SUSPENSION:

If at anytime prior to the termination under paragraph four of this impoundment, said Impoundment Agent is advised by the commissioner that the registration to sell securities has been revoked or suspended, said Impoundment Agent shall thereupon return all funds to the respective subscribers.

6.) CONSENT OF COMMISSIONER TO RELEASE FUNDS:

No funds shall be released to the Issuer hereunder except upon the express written authorization of the commissioner. If the commissioner finds that any conditions of this Agreement have not been satisfied, or that any provisions of the Minnesota Securities Laws or regulations have not been complied with, then the commissioner may withhold such authorization for release of funds by the Impoundment Agent to the Issuer and may direct the Impoundment Agent to return the funds to the subscribers. In making a determination hereunder, the commissioner may require from the Issuer a statement of all expenses and/or all amounts paid into the escrow, certified by an independent certified public accountant or an officer of the Issuer and any further financial or other information as the commissioner may deem appropriate or helpful in making such determination.

7.) INSPECTION OF RECORDS:

The commissioner may, at any time, inspect the records of the Impoundment Agent, insofar as they relate to this Impoundment Agreement, for the purpose of determining compliance with and conformance to the provisions of this Impoundment Agreement.

8.) DUTY AND LIABILITY OF THE IMPOUNDMENT AGENT:

The sole duty of the Impoundment Agent, other than as herein specified, shall be to receive said funds and hold them subject to release, in accordance with the written instructions of the commissioner, and the Impoundment Agent shall be under no duty to determine whether the Issuer is complying with requirements of the commissioner in tendering to the Impoundment Agent said proceeds of the sale of said securities.

The Impoundment Agent may conclusively rely upon and shall be protected in acting upon any statement, certificate, notice, request, consent, order or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Impoundment Agent shall have no duty or liability to verify such statement, certificate, notice, request, consent, order or other document and its sole responsibility shall be to act only as expressly set forth in this Impoundment Agreement. The Impoundment Agent shall be under no obligation to institute or defend any action, suit or proceeding in connection with this Impoundment Agreement unless first indemnified to its satisfaction. The Impoundment Agent may consult counsel in respect of any question arising under this Impoundment Agreement and the Impoundment Agent shall not be liable for any action taken or omitted in good faith upon advice of such counsel. All funds held by Impoundment Agent pursuant to this Impoundment

Agreement shall constitute trust property for the purposes for which they are held and the Impoundment Agent shall not be liable for any interest thereon.

9.) IMPOUNDMENT AGENT'S FEE:

The Impoundment Agent shall be entitled to reasonable compensation for its services. The fee agreed upon for services rendered hereunder is intended as full compensation for the Impoundment Agent's services as contemplated by this Agreement; provided, however, in the event that the conditions of this Impoundment Agreement are not fulfilled, or the Impoundment Agent renders any material service not contemplated in this Agreement, or there is any assignment of interest in the subject matter of this Impoundment Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Impoundment Agent is made a party to or justifiably intervenes in any litigation pertaining to this Impoundment Agreement, or the subject matter hereof, the Impoundment Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorney's fees, occasioned by any delay, controversy, litigation, or event, and the same may be recoverable from the Issuer only.

10.) BINDING AGREEMENT AND SUBSTITUTION OF IMPOUNDMENT AGENT:

The terms and conditions of this Agreement shall be binding on the heirs, executors and assigns, creditors or transferees, or successors in interest, whether by operation of law or otherwise, of the parties hereto. If, for any reason, the Impoundment Agent named herein should be unable or unwilling to continue as such Impoundment Agent, then the other parties to this Agreement may substitute, with the consent of the commissioner, another Impoundment Agent. Any apportionment of the fees provided for in paragraph nine will be subject to agreement of the parties.

11.) ISSUANCE OF CERTIFICATES:

Until the terms of this Agreement have been met and the funds hereunder released to the Issuer, the Issuer may not issue any certificates or other evidence of securities, except subscription agreements.

IN WITNESS WHEREOF, the parties hereto have executed this Impoundment Agreement on the date first above written.

HERITAGE DEVELOPMENT, INC.

By [signature]

Its President

Impoundment Agent

By [signature]

Its Pres + CEO

(an authorized signature)

Accepted for filing:

____

Commissioner of Commerce

817856.1

SUPPLEMENTAL INDEMNIFICATION AGREEMENT

THIS SUPPLEMENTAL INDEMNIFICATION AGREEMENT (this "Agreement") is made and entered into as of this 7th day of May 2003 by and among HERITAGE DEVELOPMENT, INC., a Minnesota corporation (the "Issuer") and JEFFREY A. GARDNER ("Gardner"; herein, the Issuer and Gardner are sometimes referred to individually as an "Indemnitor" and collectively as the "Indemnitors"), as indemnitors, in favor of PREMIER BANK, a Minnesota state banking corporation ("Premier Bank"), as indemnitee.

RECITALS:

WHEREAS, the Issuer has requested that Premier Bank act as agent for the impoundment of the proceeds from the sale of certain Convertible Subordinated Debentures (the "Securities") issued or to be issued by the Issuer pursuant to a certain Impoundment Agreement dated as of May 7, 2003 (as the same may be amended, supplemented, restated, replaced or otherwise modified from time to time, the "Impoundment Agreement"); and

WHEREAS, Gardner owns and holds an equity interest in each of the Issuer, and as such expects to receive substantial economic benefit from the issuance of the Securities and the performance of the obligations of Premier Bank under the Impoundment Agreement; and

WHEREAS, Premier Bank is unwilling to enter into the Impoundment Agreement unless the Indemnitors provide a further indemnity to Premier Bank in accordance with the provisions of this Agreement; and

WHEREAS, in further support of the provisions of the Impoundment Agreement providing for the indemnification of Premier Bank, and to induce Premier Bank to enter into the Impoundment Agreement, the Indemnitors have agreed to enter into this Agreement.

AGREEMENTS:

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants and agreements of the parties set forth herein and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Indemnification. The Indemnitors hereby jointly and severally agree to indemnify and hold Premier Bank and its officers, directors, employees, agents, representatives and attorneys (hereinafter collectively referred to as "Indemnified Parties") harmless from and against, and shall reimburse the Indemnified Parties for, any and all losses, claims, damages, liabilities, fines, penalties, costs, expenses, judgments and settlements of any threatened, pending or completed civil, criminal, administrative or investigative inquiry, claim, action, suit, proceeding, hearing, investigation, mediation, arbitration or other alternative dispute resolution mechanism (each, a "Proceeding") which are actually and reasonably paid or incurred, directly or indirectly, by one or more of the Indemnified Parties as a result of, in connection with or in any way relating to the performance by Premier Bank of its obligations under the Impoundment Agreement, except to the extent paid or incurred by reason of the gross negligence or willful misconduct of such Indemnified Parties.

Section 2. Contribution in the Event of Joint Liability. In respect of any Proceeding in which any Indemnitor is jointly liable with any Indemnified Party (or would be if joined in such Proceeding), the Indemnitors shall pay, in the first instance, the entire amount of any judgment or settlement of such Proceeding without requiring the Indemnified Party to contribute to such payment, and each Indemnitor hereby waives and relinquishes any right of contribution it may have against such Indemnified Party, except to the extent such liability arises from the gross negligence or willful misconduct of such Indemnified Party. No Indemnitor shall enter into any settlement of any Proceeding in which any Indemnitor is jointly liable with the Indemnified Party (or would be if joined in such Proceeding) unless such settlement provides for a full and final release of all claims asserted against the Indemnified Party.

Section 3. Indemnification for Expenses of a Witness. Notwithstanding any other provision of this Agreement, to the extent an Indemnified Party is a witness in any Proceeding to which the Indemnified Party is not a party, such Indemnified Party shall be indemnified against and reimbursed for all costs and expenses actually and reasonably paid or incurred by such Indemnified Party in connection therewith.

Section 4. Advancement of Expenses. Notwithstanding any other provision of this Agreement, the Indemnitors shall advance all Expenses reasonably incurred by or on behalf of an Indemnified Party within ten (10) days after the receipt by the Indemnitors of a statement from the Indemnified Party requesting such advance, whether prior to or after final disposition of such Proceeding. Such statement shall evidence the costs and expenses incurred by the Indemnified Party in reasonable detail. All advances made pursuant to this Section 4 shall be unsecured and interest free.

Section 5. Procedures for Indemnification. To obtain indemnification (including, but not limited to, the advancement of expenses by the Indemnitors) under this Agreement, the Indemnified Party shall submit to the Indemnitors a written request for indemnification, which request shall include such documentation and information as is reasonably available to the Indemnified Party and is reasonably necessary to permit the Indemnitors to determine whether and to what extent the Indemnified Party is entitled to indemnification under this Agreement.

(a) Promptly following receipt of such a request, the Indemnitors shall determine whether and to what extent the Indemnified Party making such request is entitled to indemnification hereunder. In making a determination, the Indemnitors shall presume that the Indemnified Party is entitled to indemnification under this Agreement if the Indemnified Party has submitted a request for indemnification in accordance with this Section 5. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion, by clear and convincing evidence. The Indemnitors shall act reasonably and in good faith in making a determination under this Agreement of the Indemnified Party's entitlement to indemnification.

(b) If the Indemnitors have not made a determination within thirty (30) days after receipt by the Indemnitors of a request for indemnification from the Indemnified Party, the Indemnified Party shall be entitled to such indemnification, absent a misstatement by the Indemnified Party of a material fact, or an omission of a material fact necessary to make the Indemnified Party's statement not materially misleading, in connection with the request for indemnification.

(c) The Indemnified Party shall cooperate with Indemnitors with respect to the Indemnified Party's request for indemnification, including providing to the Indemnitors, upon request, any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to the Indemnified Party and reasonably necessary to such determination. Any expenses reasonably incurred by the Indemnified Party in so cooperating with the Indemnitors shall be borne by the Indemnitors (irrespective of the determination as to the Indemnified Party's entitlement to indemnification) and the Indemnitors hereby jointly and severally indemnify and agree to hold the Indemnified Party harmless therefrom.

Section 6. Remedies of Indemnified Party. In the event that (a) a determination is made pursuant to Section 5 of this Agreement that an Indemnified Party is not entitled to indemnification under this Agreement, (b) advancement of Expenses is not timely made pursuant to Section 4 of this Agreement, (c) no determination of entitlement to indemnification shall have been made pursuant to Section 5 of this Agreement within thirty (30) days after receipt by the Indemnitors of the request for indemnification or (d) payment for indemnification is not made within ten (10) days after a determination has been made that the Indemnified Party is entitled to indemnification or such determination is deemed to have been made pursuant to Section 5 of this Agreement, the Indemnified Party shall be entitled to an adjudication in a state or federal court located in the State of Minnesota of such Indemnified Party's entitlement to such indemnification. The Indemnified Party shall commence such proceeding seeking an adjudication within one hundred eighty (180) days following the date on which the Indemnified Party first has the right to commence such proceeding pursuant to this Section 6. No Indemnitor shall oppose the Indemnified Party's right to seek any such adjudication. In the event that the Indemnified Party seeks a judicial adjudication of its rights under this Agreement as set forth in this Section 6, the Indemnitors shall pay on behalf of such Indemnified Party, in advance, any and all Expenses actually and reasonably incurred by such Indemnified Party in such judicial adjudication, regardless of whether the Indemnified Party ultimately is determined to be entitled to such indemnification or advancement of Expenses; provided, however, that such Indemnified Party shall promptly reimburse the Indemnitors for Expenses actually paid by the Indemnitors to the extent a court of competent jurisdiction determines that such Indemnified Party is not entitled to indemnification by reason of such Indemnified Party's gross negligence or willful misconduct. The Indemnitors shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 6 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such proceeding that each Indemnitor is bound by all the provisions of this Agreement.

Section 7. Non-Exclusivity. The rights of indemnification as provided by this Agreement shall not be deemed exclusive of any other rights to which the Indemnified Party may at any time be entitled under the Impoundment Agreement or any other agreement, under applicable law, or otherwise. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnified Party under this Agreement in respect of any action taken or omitted by such Indemnified Party prior to such amendment, alteration or repeal. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

Section 8. Subrogation; Limitation of Liability. Except as otherwise provided herein, in the event of any payment under this Agreement, the Indemnitors shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnified Party, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Indemnitors to bring suit to enforce such rights. The Indemnitors shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that the Indemnified Party has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

Section 9. Choice of Counsel; Cooperation. The Indemnified Party shall have the right to select and direct its own counsel with respect to all matters covered hereunder. The Indemnified Party shall cooperate and offer reasonable assistance to the Indemnitors and their respective attorneys, at the expense of the Indemnitors, in connection with the defense of any Proceedings to which this Agreement applies.

Section 10. Duration of Agreement. All agreements and obligations of the Indemnitors contained herein shall continue so long as an Indemnified Party shall be subject to any Proceeding relating to the Impoundment Agreement or the transactions contemplated therein.

Section 11. Notice By Indemnified Party. The Indemnified Party agrees promptly to notify the Indemnitors in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification covered hereunder. The failure to so notify the Indemnitors shall not relieve any Indemnitor of any obligation which it may have to the Indemnified Party under this Agreement or otherwise unless and only to the extent that such failure or delay materially prejudices such Indemnitor.

Section 12. Entire Agreement; Binding Effect; Modification and Waiver. Except as stated herein, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Issuer), assigns, spouses, heirs, executors and personal and legal representatives. No supplement, modification, termination or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver unless explicitly so stated.

Section 13. Severability. If any provision or provisions of this Agreement shall be held to be invalid, void, illegal or otherwise unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; and (b) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

Section 14. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if (a) delivered by hand (with receipt) to the party to whom said notice or other communication shall have been directed, or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed, to the applicable parties at their respective addresses set forth on the execution page(s) hereto or, as to each party, at such other address as shall be designated by such party in a written notice to the other parties complying with the terms of this Section 14.

Section 15. Miscellaneous. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof. The parties agree that this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Minnesota without application of the conflict of laws principles thereof. This Agreement and the obligations of the parties hereunder shall survive termination of the Impoundment Agreement.

Section 16. Fees. The Issuer agrees to pay Premier Bank, as compensation for the services to be provided by Premier Bank under the Impoundment Agreement and without limiting any other payment or amount to which Premier Bank may be entitled under the Impoundment Agreement or hereunder, a fee of $2,500.00 per year, due and payable on the date of the Impoundment Agreement and on each anniversary thereof, until termination of the Impoundment Agreement. The Issuer also agrees to reimburse Premier Bank for all costs and expenses (including reasonable attorney's fees) incurred by Premier Bank in connection with the preparation and negotiation of the Impoundment Agreement and this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the day and year first above written.

ISSUER:

HERITAGE DEVELOPMENT, INC., a Minnesota corporation

By: [signature]

Name: JEFFREY ALLEN GARDNER

Title: President

GARDNER:

[signature]
JEFFREY A. GARDNER

Accepted as of this 7th day of May, 2003 by:

PREMIER BANK, a Minnesota state banking corporation

By: [signature]

Name: Mark E. Novitzki

Title: Pres + CEO


Virchow Krause
& company



EXHIBIT 10.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated February 3, 2003 (except for Note 12 as to which the date is May 9, 2003) accompanying the financial statements of Heritage Development, Inc. for the years ended December 31, 2001 and 2002, contained in the Offering Statement and Offering Circular. We consent to the use of the aforementioned report in the Offering Statement and Offering Circular dated May 20, 2003, and to the use of our name as it appears under the caption "Experts."

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
May 20, 2003

LARKIN, HOFFMAN, DALY & LINDGREN, LTD.
ATTORNEYS AT LAW

1500 WELLS FARGO PLAZA
7900 XERXES AVENUE SOUTH
BLOOMINGTON, MINNESOTA 55431-1194
TELEPHONE (952) 835-3800
FAX (952) 896-3333

11.1

May 21, 2003

Heritage Development, Inc.
422 East County Road D
St. Paul, MN 55102

Ladies and Gentlemen:

We have acted as counsel to Heritage Development, Inc., a Minnesota corporation (the "Company"), in connection with the sale by the Company of up to an aggregate Five Million and No/100 Dollars ($5,000,000.00) in principal amount of Convertible Subordinated Debentures (the "Debentures"), the principal of which is convertible into shares of the Company's common stock, par value $0.01 (the "Shares"), pursuant to an Offering Circular qualified with the Securities and Exchange Commission (the "SEC") pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A promulgated thereunder. For purposes of this letter "Offering Circular" means Part II of the Form 1-A, as amended and transferred on May 21, 2003 for filing with the SEC.

In connection with this opinion, we have examined the Company's Articles of Incorporation, as amended, the Company's Bylaws, board and shareholder resolutions, the Company's Form 1-A as amended and transmitted on May 21, 2003 for filing with the SEC, the form of Debenture as appended to the Offering Circular, certificates of officers and directors of the Company and such other documents we have considered necessary or appropriate for the purposes of our opinion set forth below.

In rendering our opinion set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials, the representations and warranties contained in the Offering Circular and other documents we have examined.

Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that upon receipt of payment for the debentures, and issuance of the debentures to subscribers:

1. The Debentures, when sold, will be legally issued and constitute binding obligations of the Company; and

2. The Shares, when issued upon conversion of the Debentures, will be validly issued, fully paid, and non-assessable.

Our opinions expressed above are limited to the Minnesota Business Corporation Act, applicable provisions of the Minnesota Constitution and recorded judicial decisions of Minnesota courts interpreting these laws.

The foregoing opinions are subject to the following qualifications (in addition to the qualifications, exceptions, limitations and assumptions specified above):

A. Our opinions are subject to the limitations that might result from bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent or preferential transfer, fraudulent conveyance, and other state and federal laws relating to or affecting the rights or remedies of creditors generally, now or hereafter, in effect.

B. Our opinions as they relate to the legality, validity, binding effect and/or enforceability of the Debentures are subject to the qualification that the availability of the remedies of specific performance or injunctive relief, or any other equitable remedy, is subject to the discretion of the court before which a proceeding therefor may be brought, equitable defenses and the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including, without limitation, concepts of materiality, reasonableness, good faith, fair dealing and other similar doctrines affecting the enforcement of agreements generally.

C. Certain rights, remedies, waivers and indemnities contained in the Debentures may be limited or rendered ineffective by applicable Minnesota laws or judicial decisions governing such provisions, but such laws and judicial decisions do not render the Debentures invalid as a whole, and there exist, in the Debentures or pursuant to applicable law, legally adequate remedies for a realization of the principal benefits intended to be provided by the Debentures.

D. We express no opinion as to the effect of judicial decisions which may permit the introduction of extrinsic evidence to modify the terms or the interpretation of the Debentures.

E. We express no opinion as to the effect of the application of equitable principles or rules of law governing specific performance, injunctive relief or other equitable remedies (in each case regardless of whether considered in a proceeding at law or in equity).We hereby consent to the filing of this opinion as an exhibit to the Regulation A Offering Statement. In giving this consent, we do not admit that we are acting within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

Larkin, Hoffman, Daly + Lindgren, Ltd.

LARKIN, HOFFMAN, DALY & LINDGREN, Ltd.

796048.1